     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 23, 2000


                                                      REGISTRATION NO. 333-95619
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                               AMENDMENT NO. 2 TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                 WEBSENSE, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                           7373                          51-0380839
(STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)         IDENTIFICATION NUMBER)

                           10240 SORRENTO VALLEY ROAD
                          SAN DIEGO, CALIFORNIA 92121
                                 (858) 320-8000
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                               JOHN B. CARRINGTON

          PRESIDENT, CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD
                                 WEBSENSE, INC.
                           10240 SORRENTO VALLEY ROAD
                          SAN DIEGO, CALIFORNIA 92121
                                 (858) 320-8000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

             RICHARD A. FINK, ESQ.                         MARGARET H. KAVALARIS, ESQ.
            MICHAEL S. KAGNOFF, ESQ.                          SCOTT M. STANTON, ESQ.
            JEFFREY C. THACKER, ESQ.                          MARTY B. LORENZO, ESQ.
        BROBECK, PHLEGER & HARRISON LLP                   GRAY CARY WARE FREIDENRICH LLP
              38 TECHNOLOGY DRIVE                        4365 EXECUTIVE DRIVE, SUITE 1600
            IRVINE, CALIFORNIA 92618                       SAN DIEGO, CALIFORNIA 92121
                 (949) 790-6408                                   (858) 677-1400

                            ------------------------

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.
                            ------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
                                                                                   PROPOSED
      TITLE OF EACH CLASS              NUMBER OF          MAXIMUM PRICE       MAXIMUM AGGREGATE          AMOUNT OF
 OF SECURITIES TO BE REGISTERED        SHARES(1)          PER SHARE(2)        OFFERING PRICE(2)      REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value....       4,600,000             $16.00              $73,600,000            $19,431(3)
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------



(1) Includes 600,000 shares subject to an option in favor of the underwriters to cover over allotment, if any.



(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended.



(3) Of this amount, $17,002 was previously paid.



THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 AS AMENDED OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

       The information in this prospectus is not complete and may be changed. Underwriters may not confirm sales of these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.


                  SUBJECT TO COMPLETION, DATED MARCH 23, 2000


PRELIMINARY PROSPECTUS

                                4,000,000 SHARES

                                 WEBSENSE LOGO

                                  COMMON STOCK


     This is an initial public offering of common stock by Websense, Inc. We estimate the initial public offering price will be between $14.00 and $16.00 per share.


                               ------------------


     Prior to this offering, there has been no public market for our common stock. Following this offering, our executive officers, directors and principal stockholders, and their respective affiliates, will beneficially own approximately 75% of our common stock. These stockholders, if acting together, will be able to control substantially all matters requiring approval by our stockholders. We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol WBSN.


                               ------------------

                                                              PER SHARE     TOTAL
                                                              ---------    -------
Initial public offering price...............................   $           $
Underwriting discounts and commissions......................   $           $
Proceeds to Websense, Inc., before expenses.................   $           $

     Two of our stockholders have granted the underwriters an option for a period of 30 days to purchase up to 600,000 additional shares of common stock. We will not receive any proceeds from the sale of common stock by the selling stockholders.

                               ------------------

     INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 8.

                               ------------------
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

CHASE H&Q
                                SG COWEN
                                                                   WIT SOUNDVIEW
          , 2000

INSIDE FRONT COVER:

     A circle divided into four sections with our logo in the center. The sections are labelled "Markets," "Customers," "Channels" and "Network Infrastructure," and respectively list the markets in which we sell our products, a representative segment of our customers, the mediums through which we sell our products and the infrastructure components with which our products integrate.

FRONT GATEFOLD:

     A pictorial chart depicting the applications of our main product. The chart shows our product in the center and depicts links between our product and the Internet, our database, our customers and our customers' employees.

INSIDE BACK COVER:

     A circle with our logo in the center. Around the top of the circle is the word "Problem," and around the bottom of the circle is the word "Opportunity." Below the word "Problem," the following question is posed: "Are your employees spending too much time using the Internet for non-business related activities?" Above the word "Opportunity" is the following list of benefits of our product:
"Improve employee productivity; conserve corporate bandwidth; mitigate potential legal liability."

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Prospectus Summary..........................................    4
Risk Factors................................................    8
Special Note Regarding Forward-Looking Statements...........   21
Use of Proceeds.............................................   22
Dividend Policy.............................................   22
Capitalization..............................................   23
Dilution....................................................   24
Selected Financial Data.....................................   25
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   26
Business....................................................   34
Management..................................................   46
Principal and Selling Stockholders..........................   59
Transactions with Related Parties...........................   62
Description of Capital Stock................................   64
Shares Eligible for Future Sale.............................   68
Underwriting................................................   70
Legal Matters...............................................   73
Experts.....................................................   73
Where You Can Find More Information.........................   73
Index to Financial Statements...............................  F-1


                            ------------------------

     We own or have rights to trademarks on tradenames that we use in conjunction with the sale of our products and services. Websense is a registered trademark that we own. Websense Enterprise, AfterWork and AfterWork.com are trademarks that we own. This prospectus also contains trademarks and tradenames of other companies.

                            ------------------------


     We use market data and industry forecasts in this prospectus, which we have obtained from internal surveys, market research, publicly available information and industry publications.

                               PROSPECTUS SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in the common stock. You should read the entire prospectus carefully, including "Risk Factors" and the financial statements and notes thereto, before making an investment decision.

                                 WEBSENSE, INC.


     We provide employee Internet management products that enable businesses to monitor, report and manage how their employees use the Internet. We believe we have the largest market share and revenues among providers of employee Internet management products to large businesses. Our Websense Enterprise software and database product gives managers the ability to implement Internet access policies for different users and groups within their businesses, and supports their efforts to improve employee productivity, conserve network bandwidth and mitigate potential legal liability. Websense Enterprise is sold on a subscription basis and consists of a software application that references our proprietary database of Web site addresses. As of January 31, 2000, our products were in use by more than 7,500 organizations in over 50 countries. The top ten users of Websense Enterprise based on subscription fees since January 1999, include American Express Company, AT&T Wireless Services, Compaq Computer Corporation, Department of the Army, IBM Corp., J.C. Penney Company, Inc., Japan Ministry of Education, Merrill Lynch & Co., Inc., Proctor & Gamble Co. and Saudi Aramco.



     Our business faces numerous risks. We operate in a highly competitive market and have a history of significant net losses. We have incurred net losses in each of the last 12 fiscal quarters. Our net losses totaled approximately $1.5 million, $5.6 million and $9.3 million for the fiscal years 1997, 1998 and 1999, respectively. We anticipate that we will experience significant losses and negative operating cash flow for the foreseeable future. As of December 31, 1999, we had an accumulated deficit of $14.9 million.



     The Internet has emerged as an important communications and commerce platform for enterprises around the world. Many companies are using the Internet to streamline business processes and enable business applications that are accessed over the corporate network. These companies are making substantial investments to provide high-speed Internet access to large numbers of their employees. The Internet has also become a highly popular consumer medium for entertainment, information and commerce. International Data Corporation, a market research firm, projects that the number of Internet users worldwide will reach 316 million by 2002. Because Internet access in the workplace is fast, convenient and essentially free to employees, employees tend to use their employers' Internet connections for personal or recreational purposes during work hours. We believe that a substantial amount of employee Internet activity in the workplace is non-work-related, and that a significant portion of non-business-related e-commerce is conducted through an Internet connection at work. Employees' personal use of company Internet access during business hours can result in lost employee productivity, increased network bandwidth consumption and potential legal liability.


     Given the Internet's increasingly important role as a business tool and its continuing adoption as a consumer medium for entertainment, information and commerce, management of employee Internet access is increasingly becoming a priority for businesses worldwide. Our products enable businesses to rapidly implement and configure Internet access policies for specific groups, user types and individuals within an organization. Our flexible and easy-to-use software applications operate in conjunction with our proprietary database, which categorizes Web sites by their content. These software applications, which make up our Websense Enterprise product, provide managers with various reporting features and policy options such as blocking Web sites completely or partially, setting time periods for access, allowing access but generating an exception report or postponing access until after work hours. Our software enforces these management policies by comparing Web site requests with the Web site addresses we have categorized in our database. Our database, which is downloaded to a customer's network, is organized in 54 categories and encompasses more than 900,000 Web sites representing approximately 95 million Web page addresses. We add approximately 2,000 newly categorized Web sites to our database each business day using a proprietary process of automated content assessment and classification with manual verification, and we make these updates available to our customers for incremental daily downloads. Websense Enterprise is easy to deploy and use, and has minimal impact on an organization's information technology department. In addition, our products require no additional hardware, can grow with our customers as they expand and support a broad range of network platforms, including proxy servers, firewalls and other network appliances and software.



     Our primary strategic objective is to maintain and strengthen our position in the market for employee Internet management products. We plan to achieve this objective by acquiring new customers and pursuing subscription renewals and enterprise-wide deployment of our software within existing customers. We also believe that our installed base of large, established companies provides our software application with market credibility, and that our use of the names of these customers and statements from their representatives in our marketing materials will enable us to attract new customers and deepen our market penetration. We also intend to expand our global network of more than 450 value-added resellers and distributors. We plan to leverage our relationships with our original equipment manufacturers and technology providers, a complete list of which includes CacheFlow Inc., Check Point Software Technologies Ltd., Cisco Systems, Inc., eSoft, Inc., Inktomi Corporation, Nokia Corporation, SecurIt, Global Technology Associates, Inc., NetScreen Technologies, Inc., and Netopia, Inc. We also plan to expand the functionality of Websense Enterprise, further develop our database-building technologies and capitalize on incremental revenue opportunities through the introduction of new products and databases.



     Our business was founded in 1994 as NetPartners Internet Solutions, a reseller of computer network security products. In 1996, we released Websense Internet Screening System, our first product as a software developer, and, in 1999, we changed our name to Websense, Inc.


     We maintain a Web site at www.websense.com. Information contained on our Web site does not constitute part of this prospectus. Our principal executive offices are located at 10240 Sorrento Valley Road, San Diego, California 92121, and our telephone number is (858) 320-8000.

                                  THE OFFERING

Common stock offered by us .................     4,000,000 shares

Common stock to be outstanding after this
offering....................................    19,394,698 shares

Use of proceeds.............................    Selling and marketing, research
                                                and development, working capital
                                                and general corporate purposes.
                                                See "Use of Proceeds."

Proposed Nasdaq National Market Symbol......    WBSN
-------------------------

     This table is based upon shares outstanding as of December 31, 1999, and excludes the following shares:

     - 3,161,551 shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price $0.83 per share;

     - 112,500 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $1.69 per share; and

     - 336,328 shares available for future grant as of December 31, 1999 under our 1998 stock plan, and an additional approximately 1,000,000 shares available for future grant under our stock plans to become effective at the close of this offering.

     Except as otherwise indicated, all information in this prospectus is based on the following assumptions:

     - the conversion of each outstanding share of preferred stock into one share of common stock upon completion of this offering;

     - no exercise of the underwriters' overallotment option; and

     - amendments to our certificate of incorporation and bylaws to be effective upon completion of this offering.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table sets forth summary financial data for our company. You should read this information together with the financial statements and the notes to those statements appearing elsewhere in this prospectus and the information under "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                                                YEARS ENDED DECEMBER 31,
                                                       -------------------------------------------
                                                       1995    1996     1997      1998      1999
                                                       ----   ------   -------   -------   -------
STATEMENT OF OPERATIONS DATA:
Revenues:
  Subscriptions......................................  $ --   $   14   $   637   $ 2,503   $ 7,141
  Other products and services........................   882    2,576     4,383     4,416     1,506
                                                       ----   ------   -------   -------   -------
       Total revenues................................   882    2,590     5,020     6,919     8,647
                                                       ----   ------   -------   -------   -------
Gross margin.........................................   403    1,021     1,588     2,459     6,372
Income (loss) from operations........................   276       31    (1,427)   (5,642)   (9,479)
Net income (loss)....................................   276       27    (1,462)   (5,609)   (9,254)

Historical net income (loss) per share(1):
  Basic and diluted..................................    --   $ 0.00   $ (0.21)  $ (0.80)  $ (1.25)
                                                       ====   ======   =======   =======   =======
  Weighted average shares -- basic and diluted.......    --    7,000     7,000     7,000     7,403
                                                       ====   ======   =======   =======   =======
Pro forma net income (loss) per share(1):
  Basic and diluted..................................                                      $ (0.71)
                                                                                           =======
  Weighted average shares............................                                       12,979
                                                                                           =======



                                                              AS OF DECEMBER 31, 1999
                                                              ------------------------
                                                                           PRO FORMA
                                                               ACTUAL     AS ADJUSTED
                                                              --------    ------------
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $10,735       $ 65,580
Working capital.............................................    5,222         60,067
Total assets................................................   16,756         71,601
Deferred revenue............................................   11,593         11,593
Long-term debt..............................................    1,497          1,497
Total stockholders' equity..................................    1,642         56,487


     The pro forma as adjusted column in the balance sheet data reflects:

     - the conversion of all of our outstanding preferred stock into common stock upon completion of this offering; and


     - our sale of 4,000,000 shares of common stock at an assumed initial public offering price of $15.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses that we will pay.

---------------
(1) See Note 1 of "Notes to Financial Statements" for a description of the computation of per share information. We have not presented share and per share data for 1995 because we operated as a sole proprietorship during that period.

                                  RISK FACTORS

     You should carefully consider the following risk factors in addition to other information in this prospectus before purchasing our common stock. The risks and uncertainties described below are those that we currently deem to be material and that we believe are specific to our company, our industry and this offering. If any of these or other risks actually occur, the trading price of our common stock could decline, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

WE HAVE A HISTORY OF LOSSES AND, BECAUSE WE EXPECT OUR OPERATING EXPENSES TO
  INCREASE IN THE FUTURE, WE MAY NEVER BECOME PROFITABLE.

     We have experienced net losses in each of the last 12 fiscal quarters, and as of December 31, 1999, we had an accumulated deficit of $14.9 million. We incurred net losses of $1.5 million for the year ended December 31, 1997, $5.6 million for the year ended December 31, 1998 and $9.3 million for the year ended December 31, 1999. We expect to continue to incur significant net losses for the foreseeable future. While we are unable to predict accurately our future operating expenses, we currently expect these expenses to increase substantially, as we, among other things:

     - expand our domestic and international selling and marketing activities;

     - increase our research and development efforts to upgrade our existing products and develop new products and technologies;

     - develop and expand our proprietary database and systems;

     - upgrade our operational and financial systems, procedures and controls;

     - hire additional personnel, including additional engineers and other technical staff; and

     - assume the responsibilities of being a public company.

     We will need to significantly increase our revenues to achieve and maintain profitability. If we fail to increase revenues from subscription fees to Websense Enterprise, we will continue to experience losses indefinitely. We may not be able to achieve or maintain profitability. We also may fail to accurately estimate and assess our increased operating expenses as we grow. If our operating expenses exceed our expectations, our financial performance will be adversely affected, which could cause the price of our common stock to decline.

WE ARE AN EARLY-STAGE COMPANY WITH AN UNPROVEN BUSINESS MODEL, WHICH MAKES IT
  DIFFICULT TO EVALUATE OUR CURRENT BUSINESS AND FUTURE PROSPECTS.


     We have only a limited operating history upon which to base an evaluation of our current business and future prospects. We began offering our employee Internet management software in September 1996, but only since May 1998, when we released our first version of Websense Enterprise as a significant enhancement to our original product, have we directed a majority of our focus on this market. We introduced the most recent version of Websense Enterprise in December 1999. As a result, the revenue and income potential of our business and our market are unproven. In addition, we have very limited historical data with respect to subscription renewals because we sell subscriptions that range from one to three years in length and have only been selling Websense Enterprise for less than two years. Further, because of our limited operating history and because the market for employee Internet management products is relatively new and rapidly evolving, we have limited insight into trends that may emerge and affect our business. We may make errors in predicting and reacting to relevant business trends, which could harm our business.

     Before investing, you should consider an investment in our stock in light of the risks, uncertainties and difficulties frequently encountered by early-stage companies in new and rapidly evolving markets such as ours. We may not be able to successfully address any or all of these risks. Failure to adequately do so could cause our business, results of operations and financial condition to suffer.

BECAUSE WE EXPECT TO DERIVE SUBSTANTIALLY ALL OF OUR FUTURE REVENUE FROM
  SUBSCRIPTION FEES FOR WEBSENSE ENTERPRISE, ANY FAILURE OF THIS PRODUCT TO SATISFY CUSTOMER DEMANDS OR TO ACHIEVE MORE WIDESPREAD MARKET ACCEPTANCE WILL SERIOUSLY HARM OUR BUSINESS.


     Substantially all of our revenues come from subscriptions for Websense Enterprise, and we expect this trend will continue for the foreseeable future. Subscription revenues accounted for approximately 83% of our total revenues in 1999 and approximately 36% in 1998. As a result, if for any reason revenues from Websense Enterprise decline or do not grow as rapidly as we anticipate, our operating results and our business will be significantly impaired. If Websense Enterprise fails to meet the needs of our target customers, or if it does not compare favorably in price and performance to competing products, our growth will be limited. We cannot assure you that Websense Enterprise will achieve continued market acceptance. Our future financial performance also will depend, in part, on our ability to diversify our offerings by successfully developing, introducing and gaining customer acceptance of new products and enhanced versions of Websense Enterprise. We cannot assure you, however, that we will be successful in achieving market acceptance of any new products that we develop or of enhanced versions of Websense Enterprise. Any failure or delay in diversifying our existing offerings could harm our business, results of operations and financial condition.



THE MARKET FOR EMPLOYEE INTERNET MANAGEMENT PRODUCTS IS EMERGING, AND IF WE ARE
  NOT SUCCESSFUL IN PROMOTING AWARENESS OF THE NEED FOR WEBSENSE ENTERPRISE AND OF OUR WEBSENSE BRAND, OUR GROWTH MAY BE LIMITED.



     Based on our experience with potential customers, we believe that many corporations are unaware of the existence or scope of problems caused by employee misuse of the Internet. In addition, there may be a time-limited opportunity to achieve and maintain a significant share of the market for employee Internet management products due in part to the emerging nature of this market and the substantial resources available to our existing and potential competitors. We intend to commit approximately $3 million of our marketing communications resources in 2000 to promote awareness of the problems caused by employee misuse of Internet access in the workplace, but we cannot assure you that we will be successful in this effort. If employers do not recognize or acknowledge these problems, then the market for Websense Enterprise may develop more slowly than we expect, which could adversely affect our operating results. Developing and maintaining awareness of our Websense brand is critical to achieving widespread acceptance of our existing and future employee Internet management products. Furthermore, we believe that the importance of brand recognition will increase as competition in our market develops. Successful promotion of our Websense brand will depend largely on the effectiveness of our marketing efforts and on our ability to develop reliable and useful products at competitive prices. If we fail to successfully promote our Websense brand, or if our expenses to promote and maintain our Websense brand are greater than anticipated, our results of operations and financial condition could suffer.


WE MUST DEVELOP AND EXPAND OUR INDIRECT SALES CHANNELS TO INCREASE REVENUE AND
  IMPROVE OUR OPERATING RESULTS.

We currently sell our products both indirectly and directly; however, we intend to rely increasingly on our indirect sales channels. We depend on our indirect sales channels, including value-added resellers, distributors, original equipment manufacturers and Internet service providers, to offer Websense Enterprise to a larger customer base than we can reach through our direct sales efforts. We will need to expand our existing relationships and enter into new relationships to increase our current and future market share and revenue. We cannot assure you that we will be able to maintain and expand our existing relationships or enter into new relationships, or that any new relationships will be available on commercially reasonable terms. If we are unable to maintain and expand our existing relationships or enter into new relationships, we would lose customer introductions and co-marketing benefits and our operating results could suffer.

OUR RELIANCE ON INDIRECT SALES CHANNELS COULD RESULT IN REDUCED REVENUE GROWTH
  BECAUSE WE HAVE LITTLE CONTROL OVER OUR VALUE-ADDED RESELLERS, DISTRIBUTORS AND ORIGINAL EQUIPMENT MANUFACTURERS.

     Our indirect sales channels accounted for approximately 70% of our total revenues in 1999. We anticipate that sales from our various indirect sales channels, including value-added resellers, distributors, original equipment manufacturers, Internet service providers and others, will account for an increasing percentage of our total revenues in future periods. None of these parties is obligated to continue selling our products or to make any purchases from us. Our ability to generate increased revenue depends significantly upon the ability and willingness of our indirect sales channels to market and sell our products to organizations worldwide. If they are unsuccessful in their efforts, our operating results will suffer. We cannot control the level of effort these parties expend or the extent to which any of them will be successful in marketing and selling our products. Many of our indirect sales channels also market and sell products that compete with Websense Enterprise. We may not be able to prevent these parties from devoting greater resources to support our competitors' products.

WE FACE INCREASING COMPETITION FROM BETTER ESTABLISHED COMPANIES THAT MAY HAVE
  SIGNIFICANTLY GREATER RESOURCES, WHICH COULD PREVENT US FROM INCREASING REVENUE OR ACHIEVING PROFITABILITY.

     The market for our products is intensely competitive and is likely to become even more so in the future. Increased competition could result in pricing pressures, reduced sales, reduced margins or the failure of Websense Enterprise to achieve or maintain more widespread market acceptance, any of which would have a material adverse effect on our business, results of operations and financial condition. Our current principal competitors include:

     - companies offering network filtering products, such as JSB Software Technologies plc., N2H2 Incorporated, Secure Computing Corporation and Symantec Corporation;

     - companies offering network reporting products, such as Telemate Net Software, Inc. and WebTrends Corporation; and

     - companies offering client-based software filtering products, such as The Learning Company and Log-On Data Corporation.


     We also face current and potential competition from vendors of Internet servers, operating systems and networking hardware, many of which now, or may in the future, develop and/or bundle employee Internet management products with their products. We also compete against, and expect increased competition from, traditional network management software developers and Web management service providers. Many of our current and potential competitors enjoy substantial competitive advantages, such as:


     - greater name recognition and larger marketing budgets and resources;

     - established marketing relationships and access to larger customer bases; and

     - substantially greater financial, technical and other resources.

As a result, they may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. For all of the foregoing reasons, we may not be able to compete successfully against our current and future competitors.

OUR FUTURE GROWTH DEPENDS ON OUR EXISTING CUSTOMERS RENEWING AND PURCHASING
  ADDITIONAL SUBSCRIPTIONS TO WEBSENSE ENTERPRISE.

     Our future success depends on achieving substantial revenue from customer renewals for subscriptions to Websense Enterprise. Subscriptions for Websense Enterprise typically have a duration of 12, 24 or 36 months. Our customers have no obligation to renew their subscriptions upon expiration. We cannot assure you that we will generate significant revenue from renewals. In order to maintain our revenues we must continue to sell renewal subscriptions.


     Our future success also depends on our ability to sell subscriptions to existing customers for additional employees within their respective organizations. We believe that approximately 14% of our customers' employees are covered by Websense Enterprise. As a result, to increase our revenues we must sell our existing customers additional subscriptions for Websense Enterprise to get greater coverage of their workforces. This may require increasingly sophisticated sales efforts targeting senior management and other management personnel associated with our customers' Internet infrastructure.


OUR DATABASE CATEGORIES AND OUR PROCESS FOR CLASSIFYING WEB SITES WITHIN THOSE
  CATEGORIES ARE SUBJECTIVE, AND WE MAY NOT BE ABLE TO CATEGORIZE WEB SITES IN ACCORDANCE WITH OUR CUSTOMERS' EXPECTATIONS.

     We may not succeed in accurately categorizing Internet content to meet our customers' expectations. We rely upon a combination of automated filtering technology and human review to categorize Web sites in our proprietary database. Our customers may not agree with our determinations that particular Web sites should be included or not included in specific categories of our database. In addition, it is possible that our filtering processes may place objectionable material in categories that are generally unrestricted by our users' Internet access policies, which could result in employees having access to such material in the workplace. Any miscategorization could result in customer dissatisfaction and harm our reputation. Furthermore, we select our categories based on Web site content we believe employers want to manage. We may not now, or in the future, succeed in properly identifying the categories of Web site content that employers want to manage. Any failure to effectively categorize and filter Web sites according to our customers' expectations will impair the growth of our business and our efforts to increase brand acceptance.

OUR DATABASE MAY FAIL TO KEEP PACE WITH THE RAPID GROWTH AND TECHNOLOGICAL
  CHANGE OF THE INTERNET.

The success of Websense Enterprise depends on the breadth and accuracy of our database. Although our database currently catalogs more than 900,000 Web sites, it contains only a fraction of the material available on the Internet. In addition, the total number of Web sites is growing rapidly, and we expect this rapid growth rate to continue in the future. We cannot assure you that our database and database technologies will be able to keep pace with the growth in the number of Web sites, especially the growing number of Web sites containing foreign languages. Further, the ongoing evolution of the Internet will require us to continually improve the functionality, features and reliability of our database. Because Websense Enterprise can only manage access to Web sites included in our database, if our database does not contain a meaningful portion of relevant Web sites, the effectiveness of Websense Enterprise will be significantly diminished. Any failure of our database to keep pace with the rapid growth and technological change of the Internet will impair the market acceptance of Websense Enterprise, which in turn will harm our business, results of operations and financial condition.

OUR RECENT GROWTH HAS STRAINED OUR EXISTING PERSONNEL AND INFRASTRUCTURE
  RESOURCES, AND IF WE ARE UNABLE TO IMPLEMENT APPROPRIATE CONTROLS AND PROCEDURES TO MANAGE OUR GROWTH, WE MAY NOT BE ABLE TO SUCCESSFULLY IMPLEMENT OUR BUSINESS PLAN.

     We are currently experiencing a period of rapid growth in our operations, which has placed, and will continue to place, a significant strain on our management, administrative, operational and financial infrastructure. Our future success will depend in part upon the ability of our senior management to manage growth effectively. This will require us to hire and train additional personnel to manage our expanding operations. In addition, we will be required to continue to improve our operational, financial and management controls and our reporting systems and procedures. If we fail to successfully manage our growth, we will be unable to execute our business plan.

IF WE ACQUIRE ANY COMPANIES OR TECHNOLOGIES IN THE FUTURE, THEY COULD PROVE
  DIFFICULT TO INTEGRATE, DISRUPT OUR BUSINESS, DILUTE STOCKHOLDER VALUE AND ADVERSELY AFFECT OUR OPERATING RESULTS.

     We may acquire or make investments in complementary companies, services and technologies in the future. We have not made any acquisitions or investments to date, and therefore our ability as an organization to make acquisitions or investments is unproven.

     Acquisitions and investments involve numerous risks, including:

     - difficulties in integrating operations, technologies, services and personnel;

     - diversion of financial and management resources from existing operations;

     - risk of entering new markets;

     - potential loss of key employees; and

     - inability to generate sufficient revenues to offset acquisition or investment costs.

     In addition, if we finance acquisitions by issuing convertible debt or equity securities, our existing stockholders may be diluted which could affect the market price of our stock. As a result, if we fail to properly evaluate and execute acquisitions or investments, our business and prospects may be seriously harmed.

WE ARE DEPENDENT ON OUR MANAGEMENT TEAM, AND THE LOSS OF ANY KEY MEMBER OF THIS
  TEAM MAY PREVENT US FROM IMPLEMENTING OUR BUSINESS PLAN IN A TIMELY MANNER.

Our success depends largely upon the continued services of our executive officers and other key management and development personnel. In particular, we rely on John B. Carrington, our President, Chief Executive Officer and Chairman. We are also substantially dependent on the continued service of our existing engineering personnel because of the complexity of our products and technologies. We do not have employment agreements with a majority of our executive officers, key management or development personnel and, therefore, they could terminate their employment with us at any time without penalty. We do not maintain key person life insurance policies on any of our employees. The loss of one or more of our key employees could seriously harm our business, results of operations and financial condition. We cannot assure you that in such an event we would be able to recruit personnel to replace these individuals in a timely manner, or at all, on acceptable terms.

OUR MANAGEMENT TEAM WAS ONLY RECENTLY FORMED, AND OUR SUCCESS DEPENDS ON ITS
  ABILITY TO WORK TOGETHER EFFECTIVELY.

     We hired Mr. Carrington in May 1999 and Douglas C. Wride, our Chief Financial Officer, in June 1999. In addition, a majority of our management team has joined us in the last 18 months. Our future success depends on the integration of this management team and its ability to work together effectively. If our management team fails to work together effectively, our business could be harmed.

BECAUSE COMPETITION FOR OUR TARGET EMPLOYEES IS INTENSE, WE MAY NOT BE ABLE TO
  ATTRACT AND RETAIN THE HIGHLY SKILLED EMPLOYEES WE NEED TO SUPPORT OUR PLANNED GROWTH.

     To execute our growth plan, we must attract and retain highly qualified personnel. We need to hire additional personnel in virtually all operational areas, including selling and marketing, research and development, operations and technical support, customer service and administration. Competition for these personnel is intense, especially for engineers with high levels of experience in designing and developing software and Internet-related products. We cannot assure you that we will be successful in attracting and retaining qualified personnel. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we fail to attract new personnel or retain and motivate our current personnel, our business and future growth prospects could be severely harmed.

SALES TO CUSTOMERS OUTSIDE THE UNITED STATES HAVE ACCOUNTED FOR A SIGNIFICANT
  PORTION OF OUR REVENUE, AND WE EXPECT THIS TREND TO CONTINUE, WHICH EXPOSES US TO RISKS INHERENT IN INTERNATIONAL SALES.

     We market and sell our products outside the United States through value-added resellers, distributors and other resellers. International sales represented approximately 21% of our revenue in the year ended 1999. As a key component of our business strategy, we intend to expand our international sales. In addition to the risks associated with our domestic sales, our international sales are subject to the following risks:

     - dependence on foreign distributors and their sales channels;

     - the ability of our Websense Enterprise products to properly categorize and filter Web sites containing foreign languages;

     - laws and business practices favoring foreign competitors;

     - compliance with multiple, conflicting and changing governmental laws and regulations, including tax laws and regulations;

     - longer accounts receivable payment cycles and other collection difficulties; and

     - regional economic and political conditions.

Such factors could have a material adverse effect on our future international sales. Any reduction in international sales, or our failure to further develop our international distribution channels, could have a material adverse effect on our business, results of operations and financial condition. Our international revenue is currently denominated in U.S. dollars. As a result, fluctuations in the value of the U.S. dollar and foreign currencies may make Websense Enterprise more expensive for international customers, which could harm our business. We do not currently engage in currency hedging activities to limit the risk of exchange rate fluctuation.

OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY, AND THESE
  FLUCTUATIONS MAY CAUSE OUR STOCK PRICE TO FALL.

     Our quarterly operating results have varied significantly in the past, and will likely vary in the future as the result of fluctuations in our operating expenses. For example, our net loss decreased to $1.5 million for the quarter ended March 31, 1999 from $1.9 million for the quarter ended December 31, 1998 and then increased to $2.4 million for the quarter ended June 30, 1999. We expect that our operating expenses will increase substantially in the future as we expand our selling and marketing activities, increase our research and development efforts and hire additional personnel. In addition, our operating expenses historically have fluctuated, and may continue to fluctuate in the future, as the result of the factors described below and elsewhere in this prospectus:

     - a concentration of marketing expenses for activities such as trade shows and advertising campaigns;

     - a concentration of general and administrative expenses, such as recruiting expenses and professional services fees; and

     - a concentration of research and development costs.

As a result, it is possible that in some future periods, our results of operations may be below the expectations of current or potential investors. If this occurs, the price of our common stock may decline.

BECAUSE WE RECOGNIZE REVENUE FROM SUBSCRIPTIONS FOR WEBSENSE ENTERPRISE RATABLY
  OVER THE TERM OF THE SUBSCRIPTION, DOWNTURNS IN SALES MAY NOT BE IMMEDIATELY REFLECTED IN OUR REVENUES.

     We expect that a substantial majority of our future revenues will come from subscriptions to Websense Enterprise. Upon execution of a subscription agreement, we invoice our customers for the full term of the subscription agreement. We then recognize revenue from customers over the terms of their subscription agreements which generally have a duration of 12, 24 or 36 months. As a result, a majority of revenues we report in each quarter is deferred revenue from subscription agreements entered into and paid for during previous quarters. Because of this deferred revenue, the revenues we report in any quarter or series of quarters may mask significant downturns in sales and the market acceptance of Websense Enterprise.

ANY FAILURE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS COULD IMPAIR OUR ABILITY
  TO PROTECT OUR PROPRIETARY TECHNOLOGY AND ESTABLISH OUR WEBSENSE BRAND.

Intellectual property is critical to our success, and we rely upon trademark, copyright and trade secret laws in the United States and other jurisdictions as well as confidentiality procedures and contractual provisions to protect our proprietary technology and our Websense brand. Any of our trademarks may be challenged by others or invalidated through administrative process or litigation. We currently have no issued patents and may be unable to obtain patent protection in the future. In addition, any issued patents may not provide us with any competitive advantages, or may be challenged by third parties. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Effective patent, trademark, copyright and trade secret protection may not be available to us in every country in which our products are available. The laws of some foreign countries may not be as protective of intellectual property rights as United States laws, and mechanisms for enforcement of intellectual property rights may be inadequate. As a result, we cannot assure you that our means of protecting our proprietary technology and brands will be adequate. Furthermore, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property. Any such infringement or misappropriation could have a material adverse effect on our business, results of operations and financial condition.

WE MAY BE SUED BY THIRD PARTIES FOR ALLEGED INFRINGEMENT OF THEIR PROPRIETARY
  RIGHTS.

     The software and Internet industries are characterized by the existence of a large number of patents, trademarks and copyrights and by frequent litigation based on allegations of patent infringement or other violations of intellectual property rights. As the number of entrants into our market increases, the possibility of an intellectual property claim against us grows. Our technologies and products may not be able to withstand any third-party claims or rights against their use. Any intellectual property claims, with or without merit, could be time-consuming and expensive to litigate or settle, and could divert management attention from executing our business plan.


WE MAY NOT BE ABLE TO DEVELOP ACCEPTABLE NEW PRODUCTS OR ENHANCEMENTS TO OUR
  EXISTING PRODUCTS AT A RATE REQUIRED BY OUR RAPIDLY CHANGING MARKET.



     Our future success depends on our ability to develop new products or enhancements to our existing products that keep pace with rapid technological developments and that address the changing needs of our customers. Although Websense Enterprise is designed to operate with a variety of network hardware and software platforms, we will need to continuously modify and enhance Websense Enterprise to keep pace with changes in Internet-related hardware, software, communication, browser and database technologies. We may not be successful in either developing such products or timely introducing them to the market. In addition, uncertainties about the timing and nature of new network platforms or technologies, or modifications to existing platforms or technologies, could increase our research and development expenses. The failure of our products to operate effectively with the existing and future network platforms and technologies will limit or reduce the market for our products, result in customer dissatisfaction and seriously harm our business, results of operations and financial condition.


OTHER VENDORS MAY DEVELOP PRODUCTS SIMILAR TO OURS FOR INCORPORATION INTO THEIR
  HARDWARE OR SOFTWARE, AND THEREBY REDUCE DEMAND FOR WEBSENSE ENTERPRISE.

     In the future, vendors of Internet-related hardware and software may enhance their products or develop separate products that include functions that are currently provided by Websense Enterprise. If employee Internet management functions become standard features of Internet-related hardware or software, the demand for Websense Enterprise will decrease. Furthermore, even if Websense Enterprise provides greater functionality and is more effective than the products offered by vendors of Internet-related hardware or software, potential customers might accept this limited functionality in lieu of purchasing our Websense Enterprise.

OUR SYSTEMS MAY BE VULNERABLE TO SECURITY RISKS OR SERVICE DISRUPTIONS THAT
  COULD HARM OUR BUSINESS.


     Our servers are vulnerable to physical or electronic break-ins and service disruptions, which could lead to interruptions, delays, loss of data or the inability to process customer requests. Such events could be very expensive to remedy, could damage our reputation and could discourage existing and potential customers from using our products. We may experience break-ins in the future. Any such events could substantially harm our business, results of operations and financial condition.


BECAUSE OUR PRODUCTS ARE COMPLEX AND ARE DEPLOYED IN A WIDE VARIETY OF COMPLEX
  NETWORK ENVIRONMENTS, THEY MAY HAVE ERRORS OR DEFECTS THAT USERS IDENTIFY AFTER DEPLOYMENT, WHICH COULD HARM OUR REPUTATION AND OUR BUSINESS.

     Products as complex as ours frequently contain undetected errors when first introduced or when new versions or enhancements are released. We have from time to time found errors in versions of Websense Enterprise, and we may find such errors in the future. The occurrence of errors could adversely affect sales of our products, divert the attention of engineering personnel from our product development efforts and cause significant customer relations problems.

RISKS RELATED TO OUR INDUSTRY

EVOLVING REGULATION OF THE INTERNET MAY AFFECT US ADVERSELY.

     As Internet commerce continues to evolve, increasing regulation by federal, state or foreign agencies becomes more likely. Such regulation is likely in the areas of user privacy, pricing, content and quality of products and services. Taxation of Internet use or other charges imposed by government agencies or by private organizations for accessing the Internet may also be imposed. Laws and regulations applying to the solicitation, collection or processing of personal or consumer information could affect our activities. Furthermore, any regulation imposing fees for Internet use could result in a decline in the use of the Internet and the viability of Internet commerce, which could have a material adverse effect on our business, results of operations and financial condition.

THE SUCCESS OF OUR BUSINESS DEPENDS ON THE CONTINUED GROWTH AND ACCEPTANCE OF
  THE INTERNET AS A BUSINESS TOOL.

     Expansion in the sales of Websense Enterprise depends on the continued acceptance of the Internet as a communications and commerce platform for enterprises. The Internet may not prove to be a viable commercial medium due to inadequate development of the necessary infrastructure, such as a reliable network backbone, or timely development of complementary products, such as high-speed modems. Additionally, the Internet could lose its viability as a business tool due to delays in the development or adoption of new standards and protocols to handle increased demands of Internet activity, security, reliability, cost, ease-of-use, accessibility, and quality-of-service. If the Internet does not continue to become a widespread communications medium and commercial platform, the demand for Websense Enterprise could be significantly reduced, which could have a material adverse effect on our business, results of operations and financial condition.

OUR PRODUCTS CREATE RISKS OF POTENTIAL NEGATIVE PUBLICITY AND LEGAL LIABILITY.

Because customers rely on Websense Enterprise to provide employee Internet management, any significant defects or errors in our products may result in negative publicity or legal claims.

Negative publicity or legal claims could seriously harm our business, results of operations and financial condition. In addition, Websense Enterprise's capability to report Internet data retrieval requests and the workstations from which they originated may result in negative publicity or legal claims based on potential privacy violations.

WE OR OUR CUSTOMERS AND VENDORS MAY HAVE BEEN ADVERSELY AFFECTED BY THE
  TRANSITION TO THE YEAR 2000 IN A MANNER THAT IS NOT YET APPARENT.

     Although the date is now past January 1, 2000, and we have not experienced immediate adverse impact from the transition to the Year 2000, we cannot provide assurances that we, our customers or our vendors have not been affected in a manner that is not yet apparent. As a result, we will continue to monitor our Year 2000 compliance and the Year 2000 compliance of our customers and vendors. Due to the general uncertainty inherent in the Year 2000 problem, especially the uncertainty regarding the Year 2000 compliance of our customers and vendors, we are unable to determine at this time whether the Year 2000 problem will have a material adverse effect on our business, results of operations and financial condition.

RISKS RELATED TO THIS OFFERING

OUR SENIOR MANAGEMENT TEAM HAS BROAD DISCRETION OVER THE USE OF THE PROCEEDS
  FROM THIS OFFERING.

     Our senior management team will have broad discretion with respect to the use of the proceeds of this offering, and may use the proceeds for corporate purposes that do not increase our profitability or our market value, or in ways with which our stockholders may not agree. Presently, anticipated uses of the proceeds of this offering and our existing cash balances include:

     - domestic and international selling and marketing;

     - research and development;

     - development and expansion of our database technologies and systems;

     - infrastructure and support improvements;

     - development of new business and potential acquisitions; and

     - operating losses and general working capital purposes.

We have not yet determined how we will use the proceeds of this offering or our existing cash balance. Pending determination of how the proceeds and our existing cash balance will be used, the proceeds of the offering will be invested in short term, investment grade, interest-bearing securities that may lose value. See "Use of Proceeds" for more information regarding our use of the proceeds of this offering.

OUR EXECUTIVE OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS OWN A LARGE
  PERCENTAGE OF OUR VOTING STOCK AND COULD DELAY OR PREVENT A CHANGE IN OUR CORPORATE CONTROL OR OTHER MATTERS REQUIRING STOCKHOLDER APPROVAL, EVEN IF FAVORED BY OUR OTHER STOCKHOLDERS.

     Immediately after this offering, our executive officers, directors and principal stockholders, and their respective affiliates, will beneficially own approximately 75% of our outstanding common stock. These stockholders, if acting together, would be able to control substantially all matters requiring approval by our stockholders, including the election of all directors and approval of significant corporate transactions.

BECAUSE OUR OPERATING EXPENSES EXCEED OUR CASH FLOW FROM OPERATIONS, WE MAY NEED
  TO RAISE ADDITIONAL FUNDS IN THE FUTURE, WHICH FUNDS MAY NOT BE AVAILABLE ON ACCEPTABLE TERMS OR AT ALL.

     We expect that our operating expenses will increase substantially over at least the next 12 months. In addition, we may experience a material decrease in liquidity due to unforeseen capital requirements or other events and uncertainties. As a result, we may need to raise additional funds, and such funds may not be available on favorable terms, if at all. If we cannot raise funds on acceptable terms, we may not be able to develop or enhance our software applications or database, execute on our business plan, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements. This may seriously harm our business, results of operations and financial condition.

WE MAY SEEK TO RAISE ADDITIONAL FUNDS, AND ADDITIONAL FUNDING MAY BE DILUTIVE TO
  STOCKHOLDERS OR IMPOSE OPERATIONAL RESTRICTIONS.

     An additional equity financing may be dilutive to our stockholders and debt financing, if available, may involve restrictive covenants, which may limit our operating flexibility. If additional funds are raised through the issuance of equity securities, the percentage ownership of our stockholders will be reduced. These stockholders may experience additional dilution in net book value per share and any additional equity securities may have rights, preferences and privileges senior to those of the holders of our common stock.

NEW INVESTORS WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION IN THE TANGIBLE NET
  BOOK VALUE OF THEIR SHARES.


     We expect that the initial public offering price of our common stock will significantly exceed the net tangible book value of our common stock. The net tangible book value of one share of our common stock purchased at the assumed initial public offering price of $15.00 per share will be only $2.91. As a result, investors purchasing common stock in this offering will incur dilution of $12.09 per share. In addition, we have issued options and warrants to acquire common stock at prices significantly below the assumed initial public offering price, the exercise of which will likely result in additional dilution when and if they are exercised.


THERE HAS BEEN NO PRIOR PUBLIC MARKET FOR OUR COMMON STOCK, AND WE EXPECT THAT
  ITS PRICE WILL BE VOLATILE.


     Prior to this offering, there has been no public market for our common stock, and we cannot assure you that an active public market for our common stock will develop or be sustained after this offering. The initial public offering price of our common stock will be determined by negotiation among us and the representatives of the several underwriters based upon a number of factors. As a result, the initial public offering price of our common stock may not be indicative of the market price of our common stock following the offering. The market price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in response to a number of factors that are beyond our control, including:



     - announcements of technological innovations or new products or services by our competitors;


     - demand for Websense Enterprise, including fluctuations in subscription renewals;

     - fluctuations in revenues from our indirect sales channels;


     - changes in the pricing policies of our competitors; and



     - changes in government regulations.

     In addition, the market price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in response to:



     - announcements of technological innovations or new products or services by us;



     - changes in our pricing policies;



     - quarterly variations in our operating expenses; and



     - our technological capabilities to accommodate in future growth in our operations or our customers.



     Further, the stock market has experienced significant price and volume fluctuations that have particularly affected the market price of the stock of many Internet-related companies, and that often have been unrelated or disproportionate to the operating performance of these companies. A number of publicly traded Internet-related companies have current market prices below their initial public offering prices. Market fluctuations such as these may seriously harm the market price of our common stock. In the past, securities class action suits have been filed following periods of market volatility in the price of a company's securities. If such an action was instituted, we would incur substantial costs and a diversion of management attention and resources, which would seriously harm our business, results of operations and financial condition.


IT MAY BE DIFFICULT FOR A THIRD PARTY TO ACQUIRE US, EVEN IF DOING SO WOULD BE
  BENEFICIAL TO OUR STOCKHOLDERS.

     Some provisions of our certificate of incorporation and bylaws, as well as some provisions of Delaware law, may discourage, delay or prevent third parties from acquiring us, even if doing so would be beneficial to our stockholders. For example, our certificate of incorporation provides for a classified board, with each board member serving a staggered three-year term. It also provides that stockholders may not fill board vacancies, call stockholder meetings or act by written consent. Our bylaws further provide that advance written notice is required prior to stockholder proposals. Each of these provisions make it more difficult for stockholders to obtain control of our board or initiate actions that are opposed by the then current board. Additionally, we have authorized preferred stock that is undesignated, making it possible for the board to issue preferred stock with voting or other rights and preferences that could impede the success of any attempted change of control. Delaware law also could make it more difficult for a third party to acquire us. Section 203 of the Delaware General Corporation Law may have an anti-takeover effect with respect to transactions not approved in advance by our board, including discouraging attempts that might result in a premium over the market price of the shares of common stock held by our stockholders. See "Description of Capital
Stock -- Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws" for information regarding when and how these provisions apply.

FUTURE SALES OF OUR COMMON STOCK MAY CAUSE OUR STOCK PRICE TO DECLINE.

     Sales of a large number of shares of our common stock in the market after this offering, or the belief that these sales could occur, could cause a drop in the market price of our common stock. Based on the 15,394,698 shares we had outstanding as of December 31, 1999, and the 4,000,000 million shares to be sold in this offering, we will have outstanding 19,394,698 shares of common stock upon completion of this offering. Of these shares, the 4,000,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by our "affiliates."

     The remaining 15,394,698 shares of common stock outstanding upon completion of this offering will be "restricted securities," as that term is defined under Rule 144 of the Securities Act. All of our directors, executive officers and other stockholders are subject to lock-up agreements or market stand-off provisions that limit their ability to sell common stock. These stockholders have agreed not to sell or otherwise dispose of any shares of our common stock prior to 180 days after the date of this offering. Chase Securities Inc. has the sole discretion to determine the timing and extent of any release from the lock-up agreements to which it is a party and may grant such release without providing any prior notice. When the lock-up agreements or market stand-off provisions expire, these shares and shares underlying outstanding stock options and warrants will become eligible for sale, in some cases only subject to the volume, manner of sale and notice requirements of Rule 144.

     The 15,394,698 shares of our common stock will become eligible for public sale as follows:

     - 0 shares as of the effective date;

     - 0 shares as of 90 days after the effective date;

     - 14,154,698 shares as of 180 days after the effective date;

     - 1,240,000 shares more than 181 days after the effective date.

WE DO NOT INTEND TO PAY DIVIDENDS.

     Since we terminated our election to be treated as an "S" corporation in January 1998, we have not declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings to fund growth and, therefore, do not expect to pay any dividends in the foreseeable future. See "Dividend Policy" for additional information regarding our dividend policy.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS


     Some of the statements we make in this prospectus are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or similar terminology. These statements involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to differ materially from any expected results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. These factors include, among other things, those listed under "Risk Factors" and in other sections of this prospectus. We cannot guarantee any future results, levels of activity, performance or achievements.

                                USE OF PROCEEDS


     We estimate that the net proceeds of this offering will be approximately $54.8 million, based on an assumed initial public offering price of $15.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of common stock by the selling stockholders who have granted the underwriters the option to purchase up to 600,000 shares of common stock to cover over-allotments, if any.



     We plan to use approximately $12.2 million of the net proceeds for domestic selling and marketing, $2.0 million for international selling and marketing, $6.8 million for research and development, $1.0 million for development and expansion of our database technologies and systems, $4.8 million for infrastructure and support improvements, and $1.8 million for capital expenditures. We intend to use the remaining net proceeds for general corporate purposes, including working capital. We may also use a portion of the net proceeds for acquisitions of businesses, products and technologies, or the establishment of new business opportunities that are complementary to our current and future business. Although we have not identified any specific businesses, products or technologies that we may acquire, and there are no current agreements or understandings with respect to any such transactions, we may from time to time evaluate such opportunities. The amounts actually used for such purposes may vary significantly and will depend on a number of factors, including the amount of our future revenue and the other factors described under "Risk Factors." Pending the above described uses, we will invest the net proceeds of this offering in interest-bearing, investment grade securities.


                                DIVIDEND POLICY

     Since we terminated our election to be treated as an "S" corporation for federal income tax purposes in January 1998, we have not declared or paid cash dividends on shares of our capital stock. We currently intend to retain any earnings to develop and expand our business, and do not anticipate paying cash dividends in the foreseeable future. Any future determination with respect to the payment of dividends will be at the discretion of our board of directors and will depend upon, among other things, our operating results, financial condition and capital requirements, the terms of then-existing indebtedness, general business conditions and other factors our board of directors deems relevant.

                                 CAPITALIZATION

     The following table summarizes our capitalization as of December 31, 1999:

     - on an actual basis, and

     - on a pro forma as adjusted basis to reflect:

      - the conversion of all of our outstanding preferred stock into common stock upon completion of this offering;

      - an amendment to our certificate of incorporation to be effective upon completion of this offering, that will, among other things, increase our authorized shares of common stock and authorize a class of undesignated preferred stock; and


      - our sale of 4,000,000 shares of common stock at an assumed initial public offering price of $15.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses that we will pay.


     You should read this table together with our financial statements and related notes appearing elsewhere in this prospectus.


                                                                 DECEMBER 31, 1999
                                                              -----------------------
                                                                           PRO FORMA
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                                  (IN THOUSANDS)
Long-term debt..............................................  $  1,497     $  1,497
                                                              ========     ========
Stockholders' equity:
  Convertible preferred stock, par value $0.01: 7,038,340
     shares authorized and 7,037,036 shares issued and
     outstanding, actual; 5,000,000 shares authorized and no
     shares issued and outstanding, pro forma as adjusted...        70           --
  Common stock, $0.01 par value: 92,961,660 shares
     authorized and 8,357,662 issued and outstanding,
     actual; 100,000,000 shares authorized and 19,394,698
     shares issued and outstanding, pro forma as adjusted...        84          194
  Additional paid-in capital................................    18,936       73,741
  Deferred compensation.....................................    (2,585)      (2,585)
  Accumulated deficit.......................................   (14,863)     (14,863)
                                                              --------     --------
       Total stockholders' equity...........................     1,642       56,487
                                                              --------     --------
          Total capitalization..............................  $  3,139     $ 57,984
                                                              ========     ========


-------------------------
This table is based upon shares outstanding as of December 31, 1999 and excludes the following shares:

     - 3,161,551 shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price $0.83 per share;

     - 112,500 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $1.69 per share; and

     - 336,328 shares available for future grant as of December 31, 1999 under our 1998 stock plan, and an additional approximately 1,000,000 shares available for future grant under our stock plans to become effective at the close of this offering.

                                    DILUTION


     Our pro forma net tangible book value as of December 31, 1999 was approximately $1.6 million, or $0.11 per share of common stock. Pro forma net tangible book value per share is determined by dividing the amount of our total tangible assets less our total liabilities by the pro forma number of shares of common stock outstanding, after giving effect to the conversion of our outstanding preferred stock. After giving effect to our sale of shares of common stock at an assumed initial public offering price of $15.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses that we will pay, our adjusted pro forma net tangible book value as of December 31, 1999 would have been $56.5 million, or $2.91 per share. This amount represents an immediate increase in pro forma net tangible book value to our existing stockholders of $2.80 per share and an immediate dilution to new investors of $12.09 per share. The following table illustrates this per share dilution:



Assumed initial public offering price per share.............           $15.00
  Pro forma net tangible book value per share as of December
     31, 1999...............................................  $ 0.11
  Increase per share attributable to new investors..........    2.80
                                                              ------
Adjusted pro forma net tangible book value per share after
  this offering.............................................             2.91
                                                                       ------
Dilution per share to new investors.........................           $12.09
                                                                       ======



                                   SHARES PURCHASED        TOTAL CONSIDERATION
                                ----------------------    ----------------------    AVERAGE PRICE
                                  NUMBER       PERCENT      AMOUNT       PERCENT      PER SHARE
                                -----------    -------    -----------    -------    -------------
Existing stockholders.........   15,394,698      79.4%    $16,685,674      21.8%       $ 1.08
New investors.................    4,000,000      20.6      60,000,000      78.2        $15.00
                                -----------     -----     -----------     -----
Total.........................   19,394,698     100.0%    $76,685,674     100.0%
                                ===========     =====     ===========     =====


     The preceding discussion and tables assume no exercise of any stock options or warrants outstanding as of December 31, 1999. As of December 31, 1999, there were outstanding options to purchase a total of 3,161,551 shares of common stock at a weighted average exercise price of $0.83 per share and outstanding warrants to purchase a total of 112,500 shares of common stock at a weighted average exercise price of $1.69 per share. To the extent any of these options or warrants are exercised, there will be further dilution to our stockholders.

                            SELECTED FINANCIAL DATA

    You should read the following selected financial data in conjunction with our financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. We derived the statement of operations data for the years ended December 31, 1997, 1998 and 1999 and the balance sheet data as of December 31, 1998 and 1999 from our financial statements audited by Ernst & Young LLP, which appear elsewhere in this prospectus. We derived the balance sheet data as of December 31, 1997 from our financial statements audited by Ernst & Young LLP, which are not included in this prospectus. We derived the statement of operations data for the years ended December 31, 1995 and 1996 and the balance sheet data as of December 31, 1995 and 1996 from our unaudited financial statements that are not included in this prospectus. We have prepared our unaudited financial statements on the same basis as our audited financial statements. In the opinion of our management, our unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information in those statements. Our historical results are not necessarily indicative of operating results to be expected in the future.


                                                                         YEARS ENDED DECEMBER 31,
                                                              -----------------------------------------------
                                                              1995     1996      1997       1998       1999
                                                              ----    ------    -------    -------    -------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Subscriptions.............................................  $ --    $   14    $   637    $ 2,503    $ 7,141
  Other products and services...............................   882     2,576      4,383      4,416      1,506
                                                              ----    ------    -------    -------    -------
         Total revenues.....................................   882     2,590      5,020      6,919      8,647
Cost of revenues:
  Subscriptions.............................................    --        73        218        736      1,084
  Other products and services...............................   479     1,496      3,214      3,724      1,191
                                                              ----    ------    -------    -------    -------
         Total cost of revenues.............................   479     1,569      3,432      4,460      2,275
                                                              ----    ------    -------    -------    -------
Gross margin................................................   403     1,021      1,588      2,459      6,372
Operating expenses:
  Selling and marketing (exclusive of $230 reported below as
    amortization of stock-based compensation)...............    64       438      1,720      4,597      6,311
  Research and development (exclusive of $256 reported below
    as amortization of stock-based compensation)............    14       146        528      1,789      3,913
  General and administrative (exclusive of $1,336 reported
    below as amortization of stock-based compensation)......    49       406        767      1,715      3,805
  Amortization of stock-based compensation..................    --        --         --         --      1,822
                                                              ----    ------    -------    -------    -------
         Total operating expenses...........................   127       990      3,015      8,101     15,851
                                                              ----    ------    -------    -------    -------
Income (loss) from operations...............................   276        31     (1,427)    (5,642)    (9,479)
Interest income (expense)...................................    --        (4)       (35)        33        225
                                                              ----    ------    -------    -------    -------
Net income (loss)...........................................  $276    $   27    $(1,462)   $(5,609)   $(9,254)
                                                              ====    ======    =======    =======    =======
Historical net income (loss) per share(1):
  Basic and diluted.........................................  $ --    $ 0.00    $ (0.21)   $ (0.80)   $ (1.25)
                                                              ====    ======    =======    =======    =======
  Weighted average shares -- basic and diluted..............    --     7,000      7,000      7,000      7,403
                                                              ====    ======    =======    =======    =======
Pro Forma net income (loss) per share(1):
  Basic and diluted.........................................                                          $ (0.71)
                                                                                                      =======
  Weighted average shares...................................                                           12,999
                                                                                                      =======


                                                                            AS OF DECEMBER 31,
                                                              -----------------------------------------------
                                                              1995     1996      1997       1998       1999
                                                              ----    ------    -------    -------    -------
                                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ --    $   41    $   123    $ 1,753    $10,735
Working capital (deficit)...................................   189        87     (1,350)      (377)     5,222
Total assets................................................   242       837      1,625      4,355     16,756
Deferred revenue............................................    --        77      1,132      4,236     11,593
Long-term debt..............................................    --        --         --        496      1,497
Total stockholders' equity (deficit)........................   207       242     (1,340)    (1,217)     1,642

---------------

(1) See Note 1 of "Notes to Financial Statements" for a description of the computation of per share information. We have not presented share and per share data for 1995 because we operated as a sole proprietorship during that period.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The following discussion and analysis should be read in conjunction with "Selected Financial Data" and our financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements due to factors discussed in "Risk Factors," "Business" and elsewhere in this prospectus.


OVERVIEW


     We provide employee Internet management products that enable businesses to monitor, report and manage how their employees use the Internet. Our primary product is Websense Enterprise, a software application that operates in conjunction with our proprietary database of Web sites categorized by their content. This software and database package supports an organization's efforts to improve employee productivity, conserve network bandwidth and mitigate potential legal liability. Our business was founded in 1994 as NetPartners Internet Solutions, a reseller of computer network security products and related services. In 1996, we released our first software product, Websense Internet Screening System. Since that time, we have refocused our business on developing and selling employee Internet management products, and no longer focus on our software reselling and services business. In 1999 we changed our name to Websense, Inc. and completed our change in business strategy. In the same year, we expanded our senior management team, raised approximately $9.8 million in a private round of financing and further strengthened our indirect sales channels and business relationships. In December 1999, we released an enhanced and redesigned version of Websense Enterprise. We currently derive a substantial majority of our revenues from subscriptions to this product and expect this trend to continue for the foreseeable future.


     Our business has grown since inception, with total revenues reaching $5.0 million in 1997, $6.9 million in 1998 and $8.6 million in 1999. During that period, subscription revenue grew from 13% of total revenues in 1997, to 36% in 1998 and 83% in 1999 due to our change in strategy and investment in developing and marketing Websense Enterprise. We have experienced net losses in each of the last three fiscal years, and as of December 31, 1999, we had an accumulated deficit of $14.9 million.


     We offer Websense Enterprise on a subscription basis. When a purchase decision is made, customers enter into a subscription agreement, which is generally 12, 24 or 36 months in duration and for a fixed number of users. Upon entering into the subscription agreement, we promptly invoice customers for their subscriptions. Generally, payment is due for the full term of the subscription within 30 days of invoice. We recognize revenue on a straight-line basis over the term of the subscription agreement. We record amounts billed to customers in excess of recognizable revenue as deferred revenue on our balance sheet. As of December 31, 1999, we had $11.6 million of deferred revenue. Upon expiration of the subscription, customers must resubscribe at our then current rates to continue using Websense Enterprise. Our revenues are significantly influenced by subscription renewals, and a decrease in subscription renewals could negatively impact our revenues. To date, approximately 82% of our customers whose subscriptions expired have renewed.


     We also derive revenues from professional services and from resale of computers and firewall software. We recognize revenues for these services and products upon their completion or delivery. These revenues declined significantly in 1999 due to our shift in business strategy. We expect these revenues to remain relatively constant in dollar volume and to continue to decline as a percent of total revenues for the foreseeable future.

     In 1999 we derived 21% of our revenues from international sales. We currently employ two sales representatives in the United Kingdom and plan to hire additional sales personnel in France and Germany during the second quarter of 2000, and a limited number of additional sales personnel in Europe and Asia Pacific over the next several years, because we believe international markets represent a significant growth opportunity. We expect our international operations to be limited to employing sales personnel in field offices in countries within Europe and Asia Pacific. Although we have not identified specific locations for these field offices, because of the limited scope of our planned international operations, we do not anticipate having difficulties obtaining suitable facilities. We also plan to expand our international indirect distribution channels in response to perceived growth opportunities in international markets. Our international revenues are denominated in U.S. dollars. Fluctuation in the value of the U.S. dollar and foreign currencies may make our products more expensive, and this could harm our business. We do not currently engage in currency hedging activities to limit the risk of exchange rate fluctuation.


     We currently sell Websense Enterprise through indirect and direct channels; however, our strategy is to increasingly rely on our indirect sales channels. Our indirect sales channels accounted for approximately 70% of our subscription revenue in 1999 and we expect that this percentage will increase in the future. Domestically, we sell Websense Enterprise through more than 350 value-added resellers and through our direct sales force. Internationally, we distribute Websense Enterprise through more than 100 distributors and resellers in over 50 countries who resell Websense Enterprise through value-added resellers. In addition, we leverage the sales and marketing capabilities of our original equipment manufacturers and other key providers of complementary hardware and software products.

     Because we derive our revenues from subscription fees, we do not recognize the entire amount of subscription fees received in the quarter the subscription agreements are executed. However, we recognize our operating expenses as they are incurred. Our operating expenses have increased more rapidly than our revenues in recent periods due to expanded selling and marketing efforts and investments in administrative infrastructure to support subscription sales that we will recognize as revenue in subsequent periods. We anticipate that this trend will continue and that our operating expenses, particularly selling and marketing and general and administrative expenses, will grow at a faster rate than our revenues in the near term.


     In connection with the grant of stock options in 1999, we recorded an aggregate of $4.4 million in deferred stock-based compensation within stockholders' equity. These options were considered compensatory because the deemed fair value was greater than the exercise prices determined by the board of directors on the date of grant. As of December 31, 1999, we had an aggregate of $2.6 million of deferred stock-based compensation remaining to be amortized. This deferred compensation balance will be amortized as follows: $1.5 million during 2000; $741,000 during 2001; $302,000 during 2002; and $33,000 during
2003. We anticipate that we will record additional stock-based compensation expense related to options granted in the first quarter of 2000 of approximately $800,000. We are amortizing the deferred compensation on an accelerated basis in accordance with Financial Accounting Standards Board, or FASB, Interpretation No. 28 over the vesting period of the related options, which is generally four years. The amount of stock-based compensation amortization actually recognized in future periods could decrease if options for which accrued but unvested compensation has been recorded are forfeited.

RESULTS OF OPERATIONS

     The following table summarizes our operating results as a percentage of total revenues for each of the periods shown.

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                              1997      1998      1999
                                                              ----      ----      ----
Revenues:
  Subscriptions.............................................   13%       36%        83%
  Other products and services...............................   87        64         17
                                                              ---       ---       ----
          Total revenues....................................  100       100        100
Cost of revenues:
  Subscriptions.............................................    4        11         13
  Other products and services...............................   64        53         14
                                                              ---       ---       ----
          Total cost of revenues............................   68        64         27
Gross margin................................................   32        36         73
Operating expenses:
  Sales and marketing.......................................   34        66         73
  Research and development..................................   11        26         45
  General and administrative................................   15        25         44
  Amortization of stock-based compensation..................   --        --         21
                                                              ---       ---       ----
          Total operating expenses..........................   60       117        183
                                                              ---       ---       ----
Income (loss) from operations...............................  (28)      (81)      (110)
Interest income (expense), net..............................   (1)       --          3
                                                              ---       ---       ----
Net income (loss)...........................................  (29)%     (81)%     (107)%
                                                              ===       ===       ====

COMPARISON OF YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

Revenues

     Subscriptions. Subscription revenue increased $4.6 million, or 185%, to $7.1 million in 1999 from $2.5 million in 1998. Subscription revenue increased $1.9 million, or 293%, in 1998 from $637,000 in 1997. Subscription revenue accounted for 83% of total revenues in 1999 compared to 36% in 1998 and 13% in 1997. The increases in our subscription revenue in 1999 and 1998 were due primarily to subscriptions from new customers. In addition, we experienced increased market acceptance of our Websense Enterprise products which contributed to the increases in subscription revenues from new customers.


     Other products and services. Other products and services revenue, which include revenues from professional services and from resale of computers and firewall software, decreased $2.9 million, or 66%, to $1.5 million in 1999 from $4.4 million in 1998 representing a decrease as a percentage of total revenues from 64% to 17%. Other products and services revenue increased by $33,000, or 1%, in 1998 as compared to 1997, but decreased as a percentage of total revenues from 87% to 64%. For both years the decrease as a percentage of total revenues was primarily due to our decision to transition from a services organization and reseller of software to a provider of subscription-based employee Internet management products.


Cost of Revenues

     Cost of subscriptions. Cost of subscriptions consists of the costs of Web site review, technical support and infrastructure associated with maintaining our database. Cost of subscriptions increased $348,000, or 47%, to $1.1 million in 1999 from $736,000 in 1998. Cost of subscriptions increased $519,000, or 238%, in 1998 from $218,000 in 1997 to support the growth in subscriptions. Cost of subscriptions as a percentage of subscription revenue decreased to 15% in 1999 from 29% in 1998 and 34% in 1997. These decreases in costs of subscription revenue as a percentage of subscription revenue for both years were due to increased revenue.

     Cost of other products and services. Cost of other products and services consists primarily of the firewall software and computers that we resell and the salaries and benefits of our professional services personnel. Cost of other products and services decreased $2.5 million, or 68%, to $1.2 million in 1999 from $3.7 million in 1998 due to our shift in focus away from reselling hardware and software. Cost of other products and services increased $509,000, or 16%, in 1998 from $3.2 million in 1997 due to increased costs of the firewall software and computers that we resold. Cost of other products and services as a percentage of products and services revenue decreased to 79% in 1999 from 84% in 1998 due to decreased sales of low-margin hardware products. Cost of other products and services as a percentage of other products and services revenue increased to 84% in 1998 from 73% in 1997 primarily due to higher acquisition costs and increased pricing pressure on the firewall software and computers that we resold.

Operating Expenses

     Selling and marketing. Selling and marketing expenses consist primarily of salaries, commissions and benefits related to personnel engaged in selling, marketing and customer support functions, along with costs related to public relations, advertising, promotions and travel. Selling and marketing expenses increased $1.7 million, or 37%, to $6.3 million in 1999 from $4.6 million in 1998. Selling and marketing expenses increased $2.9 million, or 167%, in 1998 from $1.7 million in 1997. The increase in selling and marketing expenses in 1999 was primarily due to increases in headcount of $1.3 million and promotional expenses of $748,000, and were partially offset by a decrease in advertising expenses of $483,000. The increase in selling and marketing expenses in 1998 was primarily due to increased spending in advertising of $859,000 and headcount of $1.5 million. We expect our selling and marketing expenses to increase as we add personnel to support our expanding selling and marketing efforts.

     Research and development. Research and development expenses consist primarily of salaries and benefits for software developers, contract programmers, facilities costs and equipment depreciation. Research and development expenses increased $2.1 million, or 116%, to $3.9 million in 1999 from $1.8 million in 1998. Research and development expenses increased $1.3 million, or 239%, in 1998 from $528,000 in 1997. The increase in research and development expenses in 1999 was primarily a result of increased development efforts and enhancements to Websense Enterprise. The increase in research and development expenses in 1998 was due to the expansion of our development efforts beginning in May 1998 relating to the Websense Enterprise software application and database.

     General and administrative. General and administrative expenses consist primarily of salaries, benefits and related expenses for our executive, finance, human resources, information technology and administrative personnel, third party professional service fees and allocated facilities and depreciation expenses. General and administrative expenses increased $2.1 million, or 122%, to $3.8 million in 1999 from $1.7 million in 1998. The increase in our general and administrative expenses in 1999 was primarily due to significant investments in increased headcount of $1.0 million, facilities of $268,000 and information technology of $327,000 to support an expansion in the scope of our business. General and administrative expenses increased $948,000, or 124%, in 1998 from $767,000 in 1997. The increase in our general and administrative expenses in 1998 was primarily due to significant investments in increased headcount of $640,000 and facilities of $211,000. We expect general and administrative expenses to increase in the future, reflecting growth in our operations and increased expenses associated with being a public company.

     Amortization of stock-based compensation. We recognized $1.8 million in stock-based compensation expense for 1999 relating to the amortization of deferred compensation. There was no amortization of stock-based compensation in periods prior to 1999.

Interest Income (Expense), Net

     Net interest income (expense) increased $192,000 to $225,000 in 1999 from $33,000 in 1998. Net interest income (expense) increased $68,000 in 1998 from $(35,000) in 1997. These increases are primarily due to interest income from the investment of proceeds from our financings in 1999 and 1998.

Income Taxes

     In January 1998, we terminated our election to be treated as an "S" corporation for federal income tax purposes, and as a result we became subject to income tax at the corporate level to the extent we generate taxable income. We have not recorded an income tax benefit arising from our historical losses because we have recorded a full valuation allowance against any deferred tax assets available to us for use in future periods. Realization of these assets is primarily dependent on generating taxable net income in the future.

QUARTERLY FINANCIAL DATA

     The following tables set forth unaudited quarterly operating information and financial data for each of the eight quarters in the period ending December 31, 1999. This data has been prepared on the same basis as the audited financial statements contained elsewhere in this prospectus and, in the opinion of management, includes all adjustments necessary for the fair presentation of the information for the periods presented. This information should be read in conjunction with the financial statements and notes thereto. The operating results and financial data in any quarter are not necessarily indicative of the results that may be expected for any future period.

     During the first quarter of 1999, we sharply curtailed marketing activities as part of a management transition in that quarter. This resulted in a significant decrease in our selling and marketing expenses. We resumed our selling and marketing activities in the second quarter of 1999, which led to a significant increase in these expenses. Additionally, in the first quarter of 1999, we increased our reserves for doubtful accounts, which, together with increased state franchise taxes and expenses recognized in connection with the issuance of a warrant, resulted in a significant increase in our general and administrative expenses for the period. We believe that future operating results will be subject to quarterly fluctuations, and, as a result, we believe that results of operations for interim periods should not be relied upon as any indication of the results to be expected in any future period. We have incurred operating losses during 1999, 1998 and 1997, and we cannot be certain that we will achieve profitability on a quarterly or annual basis in the future.

                                                                           THREE MONTHS ENDED
                                         ---------------------------------------------------------------------------------------
                                         MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                           1998       1998       1998        1998       1999       1999       1999        1999
                                         --------   --------   ---------   --------   --------   --------   ---------   --------
     STATEMENT OF OPERATIONS DATA:                                           (IN THOUSANDS)
               Revenues:
  Subscriptions........................   $  471    $   553     $   689    $   790    $ 1,198    $ 1,542     $ 1,987    $ 2,414
  Other products and services..........    1,293      1,633         893        597        469        392         343        302
                                          ------    -------     -------    -------    -------    -------     -------    -------
    Total revenues.....................    1,764      2,186       1,582      1,387      1,667      1,934       2,330      2,716
Cost of revenues:
  Subscriptions........................      126        181         182        247        172        221         309        382
  Other products and services..........    1,044      1,325         775        580        351        306         258        275
                                          ------    -------     -------    -------    -------    -------     -------    -------
    Total cost of revenues.............    1,170      1,506         957        827        523        527         567        657
                                          ------    -------     -------    -------    -------    -------     -------    -------
Gross margin...........................      594        680         625        560      1,144      1,407       1,763      2,059
Operating expenses:
  Selling and marketing................      712      1,458       1,164      1,263        933      1,614       1,574      2,190
  Research and development.............      190        394         570        636        678        748       1,109      1,378
  General and administrative...........      329        281         527        577      1,016        835         937      1,017
  Amortization of stock-based
    compensation.......................       --         --          --         --         43        523         647        609
                                          ------    -------     -------    -------    -------    -------     -------    -------
    Total operating expenses...........    1,231      2,133       2,261      2,476      2,670      3,720       4,267      5,194
                                          ------    -------     -------    -------    -------    -------     -------    -------
Income (loss) from operations..........     (637)    (1,453)     (1,636)    (1,916)    (1,526)    (2,313)     (2,504)    (3,135)
Interest income (expense), net.........      (12)        (6)         37         14         16        (82)        174        117
                                          ------    -------     -------    -------    -------    -------     -------    -------
Net income (loss)......................   $ (649)   $(1,459)    $(1,599)   $(1,902)   $(1,510)   $(2,395)    $(2,330)   $(3,018)
                                          ======    =======     =======    =======    =======    =======     =======    =======

FINANCIAL DATA:
Deferred revenue at end of period......   $1,968    $ 2,348     $ 3,092    $ 4,236    $ 6,169    $ 7,452     $ 9,157    $11,593
                                          ======    =======     =======    =======    =======    =======     =======    =======

                                                                           THREE MONTHS ENDED
                                         ---------------------------------------------------------------------------------------
                                         MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                           1998       1998       1998        1998       1999       1999       1999        1999
     STATEMENT OF OPERATIONS DATA:       --------   --------   ---------   --------   --------   --------   ---------   --------
                                                                   (AS A PERCENTAGE OF TOTAL REVENUES)
               Revenues:
  Subscriptions........................     27%        25%         44%         57%       72%         80%        85%         89%
  Other products and services..........     73         75          56          43        28          20         15          11
                                           ---        ---        ----        ----       ---        ----       ----        ----
    Total revenues.....................    100        100         100         100       100         100        100         100
Cost of revenues:
  Subscriptions........................      7          8          11          18        10          11         13          14
  Other products and services..........     59         61          49          42        21          16         11          10
                                           ---        ---        ----        ----       ---        ----       ----        ----
    Total cost of revenues.............     66         69          60          60        31          27         24          24
                                           ---        ---        ----        ----       ---        ----       ----        ----
Gross margin...........................     34         31          40          40        69          73         76          76
Operating expenses:
  Selling and marketing................     40         67          74          91        56          83         68          81
  Research and development.............     11         18          36          46        41          39         47          50
  General and administrative...........     19         13          33          41        61          43         40          37
  Amortization of stock-based
    compensation.......................      0          0           0           0         3          27         28          22
                                           ---        ---        ----        ----       ---        ----       ----        ----
    Total operating expenses...........     70         98         143         178       161         192        183         190
                                           ---        ---        ----        ----       ---        ----       ----        ----
Income (loss) from operations..........    (36)       (67)       (103)       (138)      (92)       (119)      (107)       (114)
Interest income (expense), net.........     (1)         0           2           1         1          (4)         7           4
                                           ---        ---        ----        ----       ---        ----       ----        ----
Net income (loss)......................    (37)%      (67)%      (101)%      (137)%     (91)%      (123)%     (100)%      (110)%
                                           ===        ===        ====        ====       ===        ====       ====        ====

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, we have funded our operations primarily through private sales of equity securities and the use of short- and long-term debt. As of December 31, 1999, we had cash and cash equivalents of $10.7 million, an accumulated deficit of $14.9 million and $1.5 million of long-term debt, of which $504,000 is current.

     Net cash used in operating activities was $403,000 in 1999 as compared to $3.1 million in 1998 and $129,000 in 1997. In 1999, the cash used in operations reflects a net loss before depreciation and amortization of $6.8 million and an increase in accounts receivable of $2.2 million attributable to the increase in deferred revenue, partially offset by an increase in deferred revenue of $7.4 million, as well as increases in accounts payable and accrued liabilities. In 1998 and 1997, cash used in operations was primarily the result of our net losses, partially offset by increases in deferred revenue.

     Net cash used in investing activities was $1.7 million in 1999, $937,000 in 1998 and $179,000 in 1997. Net cash used in investing activities consisted primarily of capital expenditures, related to our investments in computer equipment and facilities, which were required to support our business expansion.

     Net cash provided by financing activities was $11.1 million in 1999 as compared to $5.6 million in 1998 and $352,000 in 1997. In 1999, cash provided by financing activities consisted primarily of $9.8 million received from the sale of Series B Convertible Preferred Stock, $360,000 received from the exercise of stock options and $1.3 million in proceeds from borrowings, reduced by $297,000 of repayments of notes payable. In 1998, cash provided by financing activities consisted primarily of $5.7 million received from the sale of Series A Convertible Preferred Stock and $467,000 in proceeds from borrowings, reduced by $558,000 of repayments of notes payable. For 1997, cash provided by financing activities consisted primarily of $590,000 in proceeds from borrowings, reduced by $114,000 of repayments of notes payable.

     We have term notes to Silicon Valley Bank which accrue interest at the bank's floating prime rate plus 0.5% (9.00% at December 31, 1999) and which had $553,000 outstanding at December 31, 1999. We are required to make monthly payments of principal and interest through February 2002. At the present interest rate our monthly principal and interest payments are $28,000.

     In May 1999, we established a line of credit with Silicon Valley Bank for working capital advances, or borrowings, and stand-by letters of credit for up to $1.0 million. Borrowings accrue interest at the bank's floating prime rate plus 0.25% (8.75% at December 31, 1999). As of December 31, 1999, we had open letters of credit under the line of $496,000. Any outstanding borrowings on the line mature in May 2000. As of December 31, 1999, we had no borrowings outstanding against the line.

     In October 1999, we modified our May 1999 agreement to provide an additional $1.0 million line of credit from Silicon Valley Bank to be used for equipment and furniture purchases through April 2000. In October 1999, we drew down $925,000 of the available line, which will be converted to a term note in April 2000. There are no compensating cash requirements on the line, and advances accrue interest at the bank's floating prime rate plus 1.0% (9.5% at December 31, 1999). Currently we are required to make monthly interest payments of $7,000. Beginning in April 2000, we are required to make monthly payments of principal and interest through April 2003.

     All borrowings under our agreements with Silicon Valley Bank are collateralized by substantially all our assets, and are subject to financial and restrictive covenants. Under the terms of the line of credit, we are required to maintain specified financial ratios and meet pre-determined profitability requirements. We also agreed not to enter into material business combinations or to take actions that could diminish the value of our assets.

     We believe that our existing cash and cash equivalents will be sufficient to meet our anticipated cash needs through the next 12 months and that the net proceeds from this offering may enable us to meet our anticipated cash needs beyond that time. If cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities or to obtain a larger credit facility. The sale of additional equity or convertible debt securities would result in additional dilution to our shareholders. Additional debt would result in increased expenses and could result in covenants that would restrict our operations. We have not made arrangements to obtain additional financing and there is no assurance that financing, if required, will be available in amounts or on terms acceptable to us, if at all.

RECENT ACCOUNTING PRONOUNCEMENTS

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1 "Accounting for Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). This standard requires companies to capitalize qualifying computer software costs that are incurred during the application development stage and amortize them over the software's estimated useful life. We adopted SOP 98-1 effective January 1, 1999 with no material effect on the financial statements.

     In June 1998, the Financial Accounting Standards Board, or FASB, issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments and hedging activities. The Statement will require the recognition of all derivatives on our balance sheet at fair value. The FASB has subsequently delayed implementation of the standard for the financial years beginning after June 15, 2000. We expect to adopt the new Statement effective January 1, 2001. The impact on our financial statements is not expected to be material.


     In December 1999, the Securities and Exchange Commission Staff released Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements. Effective January 1, 2000, we adopted SAB No. 101, which did not have any impact on our revenue recognition.


INTEREST RATE RISK

     We are exposed to changes in interest rates primarily from our long-term debt arrangements and, secondarily, our investments in cash equivalents. Under our current policies, we do not use interest rate derivative instruments to manage exposure to interest rate changes. A hypothetical 100 basis point adverse move in interest rates along the entire interest rate yield curve would not materially affect the fair value of our interest sensitive financial instruments at December 31, 1999.

YEAR 2000 IMPACT

The Year 2000 Issue

     The year 2000 issue refers to the potential for disruption for business activities caused by system failures or miscalculations which are triggered by advancement of data records past the year 1999. Our business has not been affected by year 2000 issues. However, we cannot assure you that we will not experience any disruption related to year 2000 issues in the future. We are not currently aware of any unresolved year 2000 problems relating to any of our internal systems, nor do we believe that we have any significant systems that are not year 2000 compliant. Based on our assessment to date, we do not expect the total cost of year 2000 remediation to be material to our business. To date, our preparation and remediation costs have been less than $100,000 and future expenditures will not be significant.

                                    BUSINESS

COMPANY OVERVIEW


     We provide employee Internet management products that enable businesses to monitor, report and manage how their employees use the Internet. Our primary product, Websense Enterprise, gives businesses the ability to rapidly implement and configure Internet access policies in support of their efforts to improve employee productivity, conserve network bandwidth and mitigate potential legal liability. Our flexible and easy-to-use software applications operate in conjunction with our proprietary database, which is available for daily incremental downloads. This database is organized into 54 categories and encompasses more than 900,000 Web sites representing approximately 95 million Web page addresses. Our database is updated with approximately 2,000 newly categorized Web sites each business day using a proprietary process of automated site content assessment and classification with manual verification. Websense Enterprise is easy to deploy and use, and has minimal impact on an organization's information technology department. Our products require no additional hardware, can grow with our customers as they expand and support a broad range of network platforms, including proxy servers, firewalls and other network appliances and software.


INDUSTRY BACKGROUND

     The Internet has emerged as a critical business tool and an important communications and commerce platform for enterprises worldwide. As part of their overall business strategies, many organizations are using the Internet to enable business applications that are accessed over their corporate networks. Companies utilize the Internet to optimize their extended supply chains, automate their sales forces, track shipments and communicate with employees, customers, partners and suppliers. Due to the efficiencies, cost-savings and competitive advantages that can be gained by leveraging the Internet, many businesses are spending aggressively to build out their computer networks and information technology infrastructure. According to International Data Corporation business spending on basic Internet access alone is expected to reach $12.2 billion by 2002. In order to accommodate a significant number of simultaneous users and the increasing volume of data transfer associated with enterprise Internet use, many organizations are making substantial investments in high bandwidth connections such as dedicated T-1 lines, enabling high speed Internet access.


     The Internet has also become a highly popular consumer medium for entertainment, information and commerce. International Data Corporation has projected that the number of Internet users worldwide will grow from 103 million in 1998 to 316 million in 2002. This rapid adoption of the Internet has been accompanied by remarkable growth in the number of consumer-oriented content and commerce Web sites and by an ever-expanding assortment of Web-based consumer services. Internet users today have the ability to communicate through e-mail, retrieve news and information from numerous Internet sources, make online purchases of goods and services ranging from books to airline tickets to groceries, and otherwise access a broad range of non-business-related content and commerce Web sites. As the rapid evolution of Web content and technology continues, the amount of data, types of data and size of files traveling across the Internet have also grown. Consumers now access and download large, complex files such as streaming audio and video, MP3 music files, multi-player games and a variety of other rich media, all of which consume large amounts of network bandwidth. Similarly, online banner advertising and marketing campaigns targeting consumer Internet users continue to evolve, consuming more bandwidth, particularly as Web-based advertising increasingly incorporates multimedia and streaming technologies.

     Internet access at work is fast, convenient and essentially free to employees. In general, employees enjoy unsupervised and unrestricted Internet access from their desktop computers. As a result, employees tend to use their employers' Internet connections for recreational "surfing" or personal matters during business hours. Non-business use of company Internet access by employees can result in lost employee productivity, increased network bandwidth consumption and potential legal liability. These factors in turn contribute to higher costs for companies that use the Internet.

     Recent research and news reports regularly document the hidden costs of open Internet access in the workplace. We believe that a substantial amount of employee Internet activity in the workplace is non-business-related, and that a significant portion of non-business-related e-commerce is conducted through an Internet connection at work. This non-business use of the Internet can consume large portions of expensive network bandwidth. According to a Saratoga Institute study that we commissioned, more than 60% of mid- to large-sized companies surveyed had disciplined employees for Internet misuse, and more than 30% of those companies had terminated employees for inappropriate Internet activity. For example, in October 1999, Xerox Corporation fired 40 employees for inappropriate use of the Internet in the workplace. In addition, a company may be exposed to legal liability if online content accessed at the workplace is deemed to have created a hostile work environment for other employees.

     Businesses are increasingly recognizing the problem of personal Internet use in the workplace, and traditionally have attempted to manage or modify employee behavior through written policies. These policies are easily ignored and difficult to enforce. In order to monitor compliance with policy, managers may require their information technology professionals to review the log files generated by company servers of Web pages visited. This method of employee Internet management is generally cumbersome and time consuming, and often does not provide the company with useful information regarding the actual content or category of Web sites visited. Because this method does not proactively curtail undesirable Internet activity, employers are forced to discipline employee violations after the fact. As a result, some managers have lost a significant level of control over both their employees' productivity and the use of their information technology infrastructures.


     To address the problems associated with improper Internet use in the workplace, many businesses have sought products that enable them to proactively manage their employees' Internet access. Early Internet filtering software for the enterprise was largely derived from products that were originally developed to help parents prevent their children from accessing adult content at home, and used keyword matching to block content. These, and other more recent products, lack the ability to meet the needs of growing organizations, cannot operate on multiple network platforms, do not provide the flexibility required by management and can be labor-intensive to deploy, consuming valuable information technology resources. In addition, these applications generally do not operate in conjunction with a comprehensive database that is consistently refreshed. Moreover, many of these products' databases have typically focused on only a few categories such as sex, violence and inappropriate language, and do not have sufficiently broad coverage to address the wider range of non-business-related content accessible through the Internet.



     Workplace management of non-business-related Internet access is an increasingly important priority because of its impact on employee productivity, network bandwidth consumption and potential legal liability. Given the necessity of corporate Internet access and consumers' continuing adoption of the Web as a mass entertainment, information and commerce medium, we believe there is a significant opportunity for an employee Internet management product that effectively addresses the needs of businesses.

SOLUTION


     We provide employee Internet management products that enable businesses to monitor, report and manage how their employees use the Internet. Our primary product is Websense Enterprise, a software and database package that gives business managers the ability to implement customized Internet access policies for different users and groups within the business, and supports an organization's efforts to improve employee productivity, conserve network bandwidth and mitigate potential legal liability. The software component of Websense Enterprise allows managers the flexibility to select the types of Internet content they wish to allow, block or defer access to based on the database categories we have defined. Our software enforces these managerial selections by comparing Web site requests with the Web site addresses we have categorized in our database. Websense Enterprise is sold on a subscription basis. The principal benefits of our products include:


     Increased Employee Productivity. Websense Enterprise gives businesses the ability to more effectively monitor, report and manage employee Internet access, thereby reducing non-productive Internet use. Our software enables organizations to identify the pattern and scope of Internet use and to manage access to non-business related content or particular categories of Internet content chosen by an organization. In addition, our software allows managers to permit or deny Internet access based on the employee, type of user, time of day and type of content being accessed. Websense Enterprise may also be configured to defer access until after work hours, limiting workplace distractions but allowing appropriate use of the organization's high-speed Internet connection.

     Reduced Bandwidth Consumption. We believe Websense Enterprise allows organizations to reduce bandwidth consumption by managing personal Internet use and access to Web sites, in particular those which may contain bandwidth-intensive content, such as streaming audio and video, MP3 music files, multi-player games and other rich media. Reducing the bandwidth consumed by non-business-related Internet traffic allows an organization to use its network more efficiently and effectively in performing important business tasks, and to avoid costs arising from the need to buy additional telecommunications services and networking equipment.


     Reduced Exposure to Potential Legal Liabilities. Websense Enterprise supports organizations' efforts to reduce exposure to legal liability resulting from the improper use of the Internet in the workplace. By implementing our products in conjunction with an overall corporate Internet usage policy, organizations can proactively curtail access to objectionable Internet content such as adult entertainment, illegal activities and racism.



     In addition to the benefits above, our products provide these key features:


     Access to the Most Comprehensive Database. We provide access to a proprietary database of over 900,000 Web sites, representing approximately 95 million unique Web page addresses. Our database is cataloged into 54 different categories to enable organizations to determine the types of Internet content that are appropriate for their workplace culture. We add approximately 2,000 newly categorized Web sites each business day to our database and make these updates available to our customers for daily incremental downloads.

     Ability to Customize Employee Internet Access. Websense Enterprise allows organizations to configure specific Internet access policies for various groups, user types or individuals. Through our easy-to-use browser interface, we enable managers to implement Internet access policy with limited impact on information technology resources and personnel. Organizations may choose Internet access options which include blocking Web sites completely or partially, setting time periods for access, allowing access but generating an exception report, or deferring access until after work hours.

     Ability to Scale and Operate on a Variety of Network Platforms. Our software is designed to have minimal impact on network performance and can be implemented without the purchase of additional hardware. Websense Enterprise is available on a broad range of network platforms, and existing implementations currently support up to 50,000 users on a single server. Our software works with popular proxy servers, firewalls and cache engines offered by Internet infrastructure providers such as CacheFlow, Check Point, Cisco, Inktomi, Microsoft Corp., Nokia and others.


STRATEGY


     Our objective is to maintain and strengthen our position in the market for employee Internet management products. Key components of our strategy include:


     Increase Sales to Existing Customers. Many of our customers are large businesses that have thousands of Internet-enabled employees. In most cases, these customers initially deploy the Websense Enterprise application in one or two internal departments and pay subscription fees based only on the number of Internet users in those departments. We believe that there is a large opportunity to sell our existing customers subscriptions for additional Internet users within their organizations. We intend to aggressively pursue renewals of existing subscription agreements and enterprise-wide deployment of Websense Enterprise within our existing customer base.

     Aggressively Leverage Indirect Sales Channels. We currently have 350 value-added resellers that focus on the U.S. market and over 100 international distributors and resellers primarily in Europe and Asia Pacific. Our indirect sales channels accounted for approximately 70% of our subscription revenue in 1999. We intend to increase our resources focused on developing these channels and, as a result, expect that the percentage of our total sales derived from our indirect channels will increase in the future. In addition, we plan to improve the productivity of our existing value-added resellers through lead development, marketing support, sales assistance and training. We intend to aggressively leverage and expand our indirect sales channels in both the domestic and international markets through recruiting programs and an ongoing sharing of subscription renewal fees.


     Expand our Customer Base. Our products have been deployed in more than 7,500 organizations worldwide, including 4,600 businesses. We believe our large installed base of customers provides our products with market credibility, and we intend to leverage this credibility to further our market penetration. We currently have over 100 international distributors and resellers covering more than 50 countries. To address this growing opportunity, we will continue to increase the number of international resellers and expand our database coverage beyond the English, French, German, Japanese and Spanish Web sites currently categorized. We believe that given the higher costs of Internet access in many foreign markets, the need to manage employee Internet use will be cost-driven. We also currently have 2,900 educational institutions with 590,000 workstations using Websense Enterprise to manage student Internet access.



     Expand the Websense Product Offering. We intend to continuously develop and update our software and database in order to keep current with the evolution of Internet content and technology. We plan to offer our customers enhanced reporting and management applications for Websense Enterprise as an incremental revenue opportunity. We also believe that our filtering and categorization of Internet content will enable us to sell subscriptions to subsets of our database on an incremental per-user basis. We also intend to provide additional software features which address worker productivity and enterprise bandwidth consumption. For example, we plan to offer our customers the ability to block all banner ads from entering the network by dynamically stripping them from visited Web sites. In addition, we recognize the need of many small businesses to manage employee Internet access, and we are currently developing Websense for Small Businesses to target this market.

     Work Closely with Leading Internet Infrastructure Providers. We intend to continue to work closely with Internet infrastructure providers such as CacheFlow, Check Point, Cisco, Inktomi and Nokia. We have modified our software to integrate with each of these companies' products, and we intend to continue to work with these companies to migrate our software applications deeper into the network infrastructure, from proxy servers, firewalls and cache engines, to network routers. In addition, we plan to continue to sponsor co-marketing programs with these companies to associate our product with their established brands and enhance our market position.



     Develop and Maintain Leading Processes and Technologies. We intend to continue developing proprietary processes and technologies that, we believe, give us a distinct competitive advantage. In the development and maintenance of our databases, we utilize a process of automated content assessment and classification with manual verification which allows us to quickly and accurately grow the size of our database. We believe that a larger and more accurate database will increase the market for our products because it provides our customers with a large number of categorized Web sites to use in developing and implementing their Internet management policies. In addition, we intend to continue to develop software and technology that will facilitate the integration of our products with the systems of our customers and Internet infrastructure providers in order to enable us to offer our products to a broader customer base than our competitors.


     Further Develop and Market AfterWork.com. We intend to leverage the large and growing user base of Websense Enterprise to develop additional revenue opportunities through AfterWork.com. Working in conjunction with Websense Enterprise, this portal site provides employers with the option to defer employee's non-business related Internet activities to specified non-working hours. AfterWork.com features a repository for bookmarked Web sites which employees can access after work through a personalized AfterWork.com Web page. This allows employees to pursue personal activities such as e-commerce, research and chat, and to access news and information using their employers' high-speed Internet connections. Personalized AfterWork.com Web pages can also be accessed from remote locations, such as the employee's home, to provide a gateway to useful and often-visited Web sites. We believe that AfterWork.com may provide us with revenue opportunities through Internet advertising, sponsorships and e-commerce.

PRODUCTS AND SERVICES


     We develop and market a software and database application for managing employee access to the Internet. Our products consist of customizable software that reference our proprietary database. Our database of Web page addresses is organized into 54 categories which are regularly updated and available for incremental daily downloads. In addition to our current offerings, we plan to introduce and market new products and services, such as our new AfterWork.com offering, that will provide enterprises with additional flexibility in managing employee Internet access.

                             WEBSENSE ARCHITECTURE

Advertising  e-Commerce                      Monitoring Functions          Router

   High        Legal      54 Categories      Reporting Functions          Appliance      Afterwork.com
 Bandwidth   Liability                       Management Functions       Proxy Server

Free e-Mail    Others                                                     Firewall
-----------  ----------  ---------------  --------------------------  -----------------  -------------

 Anticipated Websense       Websense               Websense               Customer         Websense
  Database Offerings     Master Database  Core Software Applications  Network Platforms   e-Commerce

                               [websense graphic]


     Websense Enterprise. Websense Enterprise is the foundation of our software offerings. Websense Enterprise integrates with an organization's network server, proxy server or firewall and is designed to work in networks of virtually any size and configuration without compromising security. The table below describes the platforms for which we currently offer our Websense Enterprise product.


      PROXY SERVERS            FIREWALLS            CACHE ENGINES         APPLIANCE/OTHER
      -------------            ---------            -------------         ---------------
  - Microsoft Proxy      - Check Point          - Inktomi              - Team Internet
  - Netscape Proxy       - Cisco                - CacheFlow            - Nokia
  - Websense Proxy       - Novell                                      - OpenServer Partners
  - MimeSweeper          - SecurIT
                         - Netscreen-Conclave
                         - Netopia-Conclave
                         - GnatBox

     We sell Websense Enterprise as a subscription based on the number of Internet users to be managed. Additional users, additional features and enhanced technical support are priced separately.

     Content Management. Websense Enterprise enables employers to proactively manage employee Internet access based on the content of the requested Web site. Our software application gives managers the ability to customize, implement and modify Internet access policies for various groups, user types and individuals. An easy-to-use graphical interface enables business managers to define the categories of Web sites to which access will be managed during particular time periods of the day. The filtering software examines each Internet access request, determines the category of the requested Web site and applies the policies that have been defined by the company. There are several possible results for each request:

     - Allow. The request is allowed to proceed, because the organization has chosen not to restrict access to the category applicable to the Web site or because the requested Web site does not fall into any of our categories.

     - Block. The requested Web site is in a category that is not allowed to be accessed according to the policy in effect.

     - Defer and Save. The user can bookmark the requested Web site to a personalized AfterWork.com Web page for access at a later time when the organization's access policy is less restrictive. This Web page can also be accessed from alternative locations, such as from the employee's home.

     - Continue with Exception Report. The user is reminded about the organization's Internet usage policy, but can choose to access the requested Web site. Alternatively, the user can save the Web site as described above.

     The Websense Database. We offer an extensive and regularly updated database of Web sites. Our database currently catalogs more than 900,000 Web sites representing approximately 95 million Web page addresses cataloged into 54 categories. We add approximately 2,000 newly categorized Web sites per business day to our database and make these updates available for incremental daily downloads.

     The breadth and specificity of Web site categories we have defined provide the enterprise flexibility in selecting which types of material should be allowed, blocked, deferred or reported. We define the categories, based on input we have received from our customers, to identify the types of materials that we believe employers would deem to be unacceptable, inappropriate or undesirable in a work environment. Categories in our database include the following:

  - Abortion Advocacy         - Health                    - Sex
  - Abused Medications        - Illegal & Questionable    - Shopping
  - Activist Groups           - Information Technology    - Society & Lifestyles
  - Adult Content             - Job Search                - Special Events
  - Adult Entertainment       - Militancy & Extremist     - Sports
  - Alcohol & Tobacco         - Military                  - Streaming Media &
  - Alternative Journals      - MP3                         Broadcasting Channels
  - Arts & Humanities         - News & Media              - Supplements
  - Business & Economy        - Nudity                    - Tasteless
  - Cult & New Age            - Online Games              - Traditional Religions
  - Drugs                     - Personals & Dating        - Travel
  - Education                 - Political Groups          - URL Translation Sites
  - Entertainment             - Prescribed Medications    - Vehicles
  - Financial Data &          - Proxy Avoidance           - Violence
  Services                    - Racism & Hate             - Weapons
  - Gambling                  - Religion                  - Web Chat
  - Games                     - Restaurants and Dining    - Web Hosting
  - Gay and Lesbian Issues    - Search Engines & Portals  - Web-Based Email
  - Government
  - Hacking

     Reporter. Websense Reporter is a software application that is offered with Websense Enterprise. This application assists managers in analyzing Internet use within their organizations. Websense Reporter generates a wide variety of tabular and graphical reports on an organization's Internet usage. It analyzes information from Internet monitoring logs and builds visual charts in a variety of formats for easy distribution to and interpretation by managers. Websense Reporter enables managers to identify useful information, including summaries of categories of Web sites visited, requests to all destinations and details regarding individual destination requests.

     Professional Services. Our professional services group provides technical support, training and consulting services. This group provides pre-sales and technical support for Websense Enterprise, sells services and resells third-party computers and firewall software.

     Websense for Schools. Websense for Schools is a limited offering that is tailored for use in the K-12 educational setting. This product has limited functionality and is initially offered at no charge to qualifying schools. This software application uses a subset of the Websense Enterprise database and offers school administrators the ability to manage, monitor and report on Internet usage in their schools. Websense for Schools is compatible with the Microsoft Proxy Platform and has features specific to school implementation requirements. We offer this limited-use product free of charge to provide us with an opportunity to sell our full feature Websense Enterprise software to schools. Currently, approximately 99% of our school customers subscribe as paying customers to Websense Enterprise.

     AfterWork.com. AfterWork.com is our hosted Web site that allows employees to bookmark and later access Web sites where management policies do not allow access during work hours. After work hours, when the organization's Internet access policies may be less restrictive, employees can use their employers' Internet connection to return to AfterWork.com to access Web sites which they previously bookmarked. In addition, because AfterWork.com resides on the Internet, employees can access the site through any Internet connection without restriction.

CUSTOMERS


     We currently have over 4,600 subscription agreements covering approximately
3.8 million Internet-enabled employees and 2,900 subscription agreements with schools covering 590,000 workstations. Our customers range from Fortune 500 companies to government and educational organizations. No customer accounted for more than 5% of our total revenues in 1998 or 1999. The following is a list of the top 100 users of Websense Enterprise based on subscription fees since January 1, 1999:


BUSINESS -- NORTH AMERICA

ABB Business Services U.S.

Accudata Systems Inc.

Alcan Aluminum Limited
Alliance Data System Corporation
American Express Company

American Family Insurance

American Honda Motor Co., Inc.
Battelle Pacific Northwest Law
Bell Atlantic Yellow Pages Co.
Bergen Brunswig Corporation
Bowater Incorporated
Bristol-Myers Squibb Company
CB Richard Ellis

CCI Networks Incorporated


Central Design Systems

Chubb Corporation
Cigna Corporation
Compaq Computer Corporation
Conoco Inc.

Conquest Inc.


Credo Computer Systems


Datatran Network Systems


Electronic Data Systems Corp.


EnterpriseWise Consulting

Eveready Battery Company, Inc.

Ficomp, Inc.

FileNet Corporation
Freightliner Corporation
Gateway, Inc.

Global Technologies

Goodyear Tire & Rubber Company
IBM Corp.
IKON Office Solutions

Interactive Futures, Inc.

J.C. Penney Company, Inc.

J.D. Edwards


Jabil Circuit Inc.


Liberty Mutual

Marconi Communications North America
Marriott International, Inc.
Merrill Lynch & Co., Inc.
Metropolitan Life Insurance Company
Morgan Stanley Dean Witter & Co.
Navistar

Network Guys, Inc.

Niagara Mohawk Power Corporation
Paramount Pictures
PPG Industries, Inc.
Proctor & Gamble Co.
Public Service Electric & Gas Company
Reliant Energy
Royal Bank of Canada

Salinas Group Limited


Seagate Software


Secure Network Group

Shell Services International

Software House International

Staples, Inc.

The Root Group

Travelers Indemnity Company

Tri-Sage

Underwriter's Laboratories Inc.
Unigraphics Solutions Inc.
Unilever Technology Development
  Specialists
Unocal Corporation

VeriSign Secure IT

Western Digital Corporation
Weyerhaeuser Company

INTERNATIONAL

BP/Amoco
Frankfurter Sparkasse

ICON Systems

Internet Smartsec
Japan Ministry of Education
Norsk Hydro (Norway)
Norwegian State Railway

OpenSoft Communications

OTSU City Education
Royal Bank of Scotland
Saudi Aramco
Sheffield City Council

Sysware Corporation


Trygg Data AS


Unilan


EDUCATIONAL

Atlanta Public Schools
Austrian School System
Ball State University
Birdville Independent School
Multnomah ESD
Portland Public Schools
Santa Barbara County Education Office

GOVERNMENT

Centers for Disease Control
Contra Costa County
County of Riverside
Department of the Army
Department of Veteran Affairs
Washington State Department of
  Transportation

INTERNET SERVICE PROVIDERS

AT&T Corporation
Internet Initiative Japan (IIJ)

MCI Worldcom Wireless

Sprint Communications Company, L.P.

SALES, MARKETING AND DISTRIBUTION

     Sales. We sell our products and services through both indirect and direct channels. For 1999, indirect channel sales comprised approximately 70% of total revenues, while direct sales to end-users accounted for the remainder of our revenues. We expect that indirect sales will account for an increased percentage of our revenues over the next several years.

     Our indirect channels include:

          Value-Added Resellers. We currently have more than 350 domestic value-added resellers that sell our products in the United States, including AT&T Corporation and VeriSign, Inc.

          Distributors. Internationally, we sell our products through a network of more than 100 distributors and resellers in over 50 countries, including distributors such as Alps System Information Co., Ltd. and Unipalm.

          Original Equipment Manufacturers. Our product integrates into products manufactured by original equipment manufacturers. A number of these parties, including CacheFlow, eSoft, Inc. and Nokia, have provided us worldwide access to customers through their existing sales channels.

     Our direct sales efforts are coordinated worldwide through a sales team of approximately 20 individuals. The typical end-users buying directly from us are large organizations.

     In 1999 we generated approximately 21% of our total revenue from customers outside of North America. We expect international markets to provide increased opportunities for our products in the future. Our current international efforts are focused on expanding our indirect sales channels in France and Germany, entering China, strengthening the Asia/Pacific channels and establishing a presence in Latin America.


     Marketing. Our marketing strategy is to generate qualified sales leads, build our brand and raise corporate awareness of Websense as a provider of employee Internet management products.

Our marketing efforts are targeted toward operational executives and decision makers within businesses, including information technology professionals, chief executives, upper level management and human resource personnel. We actively manage our public relations, communicating directly with technology professionals and the media, in an effort to promote greater awareness of the growing problem caused by employee misuse of the Internet at work. Our additional marketing initiatives include:


     - advertising in high-technology trade magazines, management journals and other business oriented periodicals;

     - participation in and sponsorship of trade shows and industry events;

     - direct mail campaigns;

     - cooperative marketing efforts with Internet infrastructure vendors, including Web link exchanges, joint press announcements, joint trade show activities, channel marketing campaigns, road shows and seminars; and

     - use of our Web site to communicate with our indirect sales channels, allow free trials and purchases of our products and provide product and company information to interested parties.

CUSTOMER SERVICE, TRAINING AND SUPPORT

     We believe that superior customer support is critical to retaining and expanding our customer base. Our technical support group provides dependable and timely resolution of customer technical inquiries and is available to customers by telephone, e-mail and over the Web. Our training services group delivers education, training and pre-sales support to our customers. We also offer online training to our customers and resellers to provide them with the knowledge and skills to successfully deploy, use and maintain our products. Our customer service team is responsible for handling general customer inquiries, answering questions about the ordering process, investigating the status of orders and payments, as well as processing customer orders. In addition, our customer service team uses our e-mail system to proactively update customers on a variety of topics, including release dates of new products and updates to existing products.

RESEARCH AND DEVELOPMENT

     We have invested significant time and resources in creating a structured process for undertaking product and database development projects. The research and development department is divided into several groups which include database production, software development, quality assurance and documentation. Individuals are grouped along product lines and work as part of cross-disciplined teams designed to provide a framework for defining and addressing the activities required to bring product concepts and development projects to market successfully. Our research and development expenses totaled approximately $3.9 million for the year ended December 31, 1999, $1.8 million for the year ended December 31, 1998 and $528,000 for the year ended December 31, 1997. We expect that we will continue to commit significant resources to research and development in the future.

TECHNOLOGY

     Software Architecture. Websense Enterprise is a server-based system designed to function without compromising security in networks of virtually any size and configuration. Websense Enterprise is composed of an integrated system of monitoring, reporting and management applications. It is designed to accommodate network growth without impairing performance or requiring major overhauls and can scale to support networks of up to 50,000 users on a single server. Websense integrates with major firewalls, proxy servers and caching engines. We have designed our products to run on multiple network platforms and in multiple locations.

     Database Content Analysis and Updating. We use a process of automated content assessment and classification with manual verification to gather and classify new Web sites for our database. Our automated search technology uses Java-based tools and proprietary pattern recognition systems to automatically search the Internet to identify and catalog Web sites into one of our 54 database categories.

COMPETITION

     The market for Internet-filtering software and related services is immature, fragmented, highly competitive, quickly evolving and subject to rapid technological change. We expect that competition will intensify. Increased competition may result in reduced market acceptance of our products, price reductions and reduced gross margins, any of which could seriously harm our business. Competitors vary in size and in the scope and breadth of the products and services they offer. Our current principal competitors include:

     - companies offering network filtering products, such as JSB, N2H2, Secure Computing and Symantec;

     - companies offering network reporting products, such as WebTrends and Telemate; and

     - companies offering client-based software filtering products, such as The Learning Company and Log-On Data.


     We also face current and potential competition from vendors of Internet servers, operating systems and networking hardware, many of which now, or may in the future, develop and/or bundle employee Internet management products with their offerings. We also compete against and expect increased competition from traditional network management software developers and Web management service providers. Many of our current and potential competitors have longer operating histories and significantly greater financial, technical, marketing or other resources than we do. They may have significantly greater name recognition, established marketing relationship and access to a larger installed base of customers. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the functionality of their products to address customer needs. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share.


     We believe that the principal competitive factors in the market for our products include:

     - a product's ability to scale and support the requirements of complex networks;

     - use of a large and professionally maintained category database;

     - breadth of product line, giving customers a number of implementation choices;

     - depth of monitoring, reporting and analysis capabilities;

     - capacity to integrate with key network providers;

     - quality of customer support; and

     - price and payment methods.

INTELLECTUAL PROPERTY RIGHTS

     Our intellectual property rights are important to our business. We rely on a combination of trademark, copyright and trade secret laws in the United States and other jurisdictions as well as confidentiality procedures and contractual provisions to protect our proprietary technology and Websense brand. We have registered our Websense trademark in the United States. We also have applied for United States trademark registrations for AfterWork and AfterWork.com. Effective trademark protection may not be available in every country where our products are available.

     We currently have two patent applications pending in the United States and two pending international patent applications that seek to protect our proprietary database and filtering technologies. We do not have any issued patents and our pending patent applications may not result in issued patents.


     Our policy is to enter into confidentiality and invention assignment agreements with all employees and consultants, and nondisclosure agreements with all other parties to whom we disclose confidential information. These protections, however, may not be adequate to protect our intellectual property rights.


EMPLOYEES

     As of December 31, 1999, we had 119 employees, including 51 in research and development, 31 in selling and marketing and 37 in general and administrative. None of our employees is represented by a labor union, and we have never experienced a work stoppage. We believe that our relations with our employees are good.

FACILITIES

     Our corporate headquarters and principal offices are located in San Diego, California, where we lease approximately 47,000 square feet. This lease expires in 2002, with an option to extend the lease for an additional three years. We also have a right of first refusal to lease an additional 13,000 square feet at our current location. We believe that our current space along with the additional space we have a right to lease are adequate for our current and identified future needs.

LEGAL PROCEEDINGS

     We have no pending legal proceedings. We may, however, become subject to lawsuits from time to time in the course of our business.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Our executive officers and directors and their ages as of December 31, 1999 are as follows:


                   NAME                     AGE                   POSITION(S)
                   ----                     ---                   -----------
John B. Carrington........................  55     Chairman of the Board, President and Chief
                                                   Executive Officer
Douglas C. Wride..........................  46     Chief Financial Officer
Harold M. Kester..........................  53     Chief Technology Officer
Ronald B. Hegli...........................  39     Vice President of Engineering
Carrie E. Carlander.......................  29     Vice President of Finance and
                                                   Administration
J. Cleve Adams............................  44     Vice President of Sales
Andrew Meyer..............................  41     Vice President of Marketing
Robert J. Loarie..........................  57     Director
Bruce T. Coleman..........................  59     Director
John C. Stiska............................  57     Director
Donald B. Milder..........................  47     Director
Gary E. Sutton............................  57     Director


     John B. Carrington has served as our President and Chief Executive Officer since May 1999 and has served as our Chairman since June 1999. Prior to joining Websense, Mr. Carrington was Chairman, President and Chief Executive Officer of Artios, Inc., a provider of hardware and software design solutions to companies in the packaging industry, from August 1996 until it was acquired by BARCO n.a. in December 1998. From September 1991 to October 1995, Mr. Carrington was President and Chief Executive Officer of Digitalk, Inc., a software development tools company, which has since merged to form ParcPlace-Digitalk, Inc. Mr. Carrington currently serves on the boards of directors for SalesLogix Corp, a sales automation and e-commerce provider, and Digital Lava, Inc., a provider of video publishing and management tools. He received his B.S. in Business Administration from the University of Texas.

     Douglas C. Wride has served as our Chief Financial Officer since June 1999. From March 1997 to December 1998, Mr. Wride served as Chief Financial Officer of Artios, Inc. Mr. Wride also served as Chief Operating Officer of Artios from July 1997 to December 1998. From April 1996 to March 1997, Mr. Wride served as Chief Operating Officer and Chief Financial Officer of NetCount, LLC, a provider of Internet measurement and research services. From February 1992 to January 1996, Mr. Wride was Chief Financial Officer at Digitalk, Inc. Mr. Wride has also held senior-level positions with SSD Management, Inc., a developer of network communications software for wide area networks and Accountants Overload Group, an accounting, finance, bookkeeping and data processing job placement company, and spent 11 years in the entrepreneurial technology group at Price Waterhouse & Co. Mr. Wride received his B.S. in Business/Accounting from the University of Southern California.

     Harold M. Kester has served as our Chief Technology Officer since June 1999. Prior to joining us, from August 1993 to June 1999, Mr. Kester served as Vice President of Encyclopedia Britannica, a provider of general reference materials on a multitude of subjects, and General Manager and Chief Scientist of its La Jolla Research Laboratory. Prior to his employment with Encyclopedia Britannica, Mr. Kester founded The Del Mar Group, a provider of information retrieval software products. Mr. Kester received his B.A. in Mathematics from California State University, Long Beach.

     Ronald B. Hegli has served as our Vice President of Engineering since March 1999. Prior to joining us, from August 1998 to March 1999, Mr. Hegli served as Director of Product Development for Nuera Communications, an Internet protocol telephony vendor. From March 1994 to April 1998, Mr. Hegli served as Vice President of Engineering with TriTeal Corp., a graphical user interface software developer. Mr. Hegli received his B.S. in Nuclear Engineering from Oregon State University and an M.S. in Mechanical Engineering from the University of California, Berkeley.

     Carrie E. Carlander has served as our Vice President of Finance and Administration since January 1999. Ms. Carlander previously served as our Director of Finance and Human Resources from December 1996 to January 1999. Previously, from November 1995 to November 1996, Ms. Carlander served as a financial analyst at QUALCOMM Incorporated, a developer of digital wireless communications products and services. From October 1993 to October 1995, she served as an analyst at the San Diego Unified Port District. Ms. Carlander received her B.A. in Political Science from the University of California, San Diego, and an M.B.A. from San Diego State University.

     J. Cleve Adams has served as our Vice President of Sales since September 1997. From January 1996 to August 1997, Mr. Adams served as Executive Vice President of Sequel Technology, Inc., an Internet applications company. From June 1994 to October 1995, Mr. Adams served as Vice President of Sales for Acusoft, a client-server start-up. Mr. Adams has also held sales positions with Novell and Texas Instruments. He received his B.S. in Education from the University of LaVerne.

     Andrew Meyer has served as our Vice President of Marketing since August 1999. From November 1997 to August 1999, Mr. Meyer served as Vice President of Marketing for Epicor Software (formerly Platinum Software), a provider of enterprise resource planning software. From September 1993 to November 1997, Mr. Meyer was Director of Marketing for Scientific-Atlanta, a cable television and telecommunications manufacturer. Mr. Meyer received his bachelor's degree in Mechanical Engineering from Georgia Tech and an M.B.A. from the University of New Orleans.

     Robert J. Loarie has served as a Director since May 1998. Since August 1992, Mr. Loarie has been a Principal of, and since December 1997, a Managing Director of Morgan Stanley Dean Witter & Co. Incorporated, an investment banking company. Mr. Loarie is currently a managing member of Morgan Stanley Venture Partners III, L.L.C. and Morgan Stanley Dean Witter Venture Partners IV, L.L.C. Mr. Loarie also serves as a director of Realnames Corporation, an Internet addressing system developer; Adaptec, a computer peripherals company; and Evolving Systems, a telecommunications software and services company. Mr. Loarie received a B.S. in Electrical Engineering from the Illinois Institute of Technology and an M.B.A. from Harvard Business School.

     Bruce T. Coleman served as our interim Chief Executive Officer from November 1998 to May 1999, and continues to be a Director. Mr. Coleman has served as the Chief Executive Officer of El Salto Advisors, an executive consulting firm, since November 1991. He is currently the interim Chief Executive Officer of Rogue Wave Software, an enterprise systems software provider. From July 1997 to June 1998, Mr. Coleman served as Chief Executive Officer of Open Horizon, Inc., a provider of Java-based software, and from December 1995 to July 1996, he served as Chief Executive Officer of Computer Network Technology, Inc., a provider of networking hardware and software. From September 1994 to May 1995, Mr. Coleman also served as Chief Executive officer of Fischer International, a provider of e-mail and security software. He received a B.A. in Economics from Trinity College and an M.B.A. from Harvard Business School.

     John C. Stiska has served as a Director since March 1999. Mr. Stiska currently is Chairman of Commercial Bridge Capital, LLC., a venture capital firm, and serves as of-counsel to the law firm of Latham & Watkins. From February 1996 to February 1998, he served as Corporate Senior Vice President and General Manager of the Technology Applications Division of QUALCOMM Incorporated, a developer of digital wireless communications products and services. From 1990 to 1996, Mr. Stiska was President and then Chairman and Chief Executive Officer of Triton Group Ltd., now known as Alarmguard Holdings, Inc., a seller and installer of burglar and fire alarms. During that time, he also served on the board of directors of Triton's subsidiaries, two of which were publicly traded: Mission West Properties and Ridgewood Properties, Inc. Mr. Stiska serves on the boards of directors of several private companies. In addition, he is a Director of Laser Power Corporation, a producer of microlasers, and FirstWorld Communications, Inc., a provider of Internet data and communications services. Mr. Stiska received a B.B.A. and J.D. from the University of Wisconsin.

     Donald B. Milder has served as a Director since June 1999. Since 1989, Mr. Milder has been a general partner with Crosspoint Venture Partners, a venture capital investor in early-stage technology companies. Mr. Milder serves on the boards of 10 privately held companies. Mr. Milder received a B.A. from Union College and an M.B.A. from Harvard Business School.

     Gary E. Sutton has served as a Director since June 1999. Since January 1996, Mr. Sutton has served as the President, Chief Executive Officer and Chairman of Skydesk, Inc., an online data protection service. From 1990 to 1995, Mr. Sutton was chairman of Knight Protective Industries, a security systems provider. Mr. Sutton is also a co-founder of Teledesic, Inc., a low-earth orbit telecommunications service. Mr. Sutton has authored the book "Profit Secrets of a No-Nonsense CEO" and several other titles. He received his B.S. from Iowa State University.

     Our executive officers are appointed by the board of directors and serve until their successors are elected or appointed.

     There are no family relationships among any of our directors or executive officers.

CLASSIFIED BOARD

     Our board currently has six members. Under our bylaws, beginning at our next annual meeting of stockholders, our board will be divided into three classes of directors serving staggered three-year terms, with one class of directors to be elected at each annual meeting of stockholders. The term of the first class of directors will expire in 2002. The term of the second class of directors will expire in 2003. The term of the third class of directors will expire in 2004.

BOARD COMMITTEES

     Audit Committee. The audit committee of the board of directors reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the recommendation of our auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of our independent auditors and our accounting practices. The members of the audit committee are Mr. Loarie, Mr. Sutton and Mr. Milder.

     Compensation Committee. The compensation committee of the board of directors recommends, reviews and oversees the salaries, benefits and stock option plans for our employees, consultants, directors and other individuals compensated by us. The compensation committee also administers our compensation plans. The members of the compensation committee are Mr. Loarie, Mr. Coleman, Mr. Sutton and Mr. Stiska.

DIRECTOR COMPENSATION

     Directors do not receive cash compensation for their service on our board of directors. Non-employee directors are reimbursed for reasonable expenses incurred in connection with serving as a director. Since November 1998, we have granted non-qualified stock options to purchase an aggregate of 130,000 shares of common stock to Bruce Coleman, a non-employee director, in part for his services as interim Chief Executive Officer. In June 1999, we granted a non-qualified stock option to purchase 50,000 shares of common stock to Mr. Sutton, a non-employee director. Each individual who first becomes a non-employee member of the board of directors at any time after the offering will receive an option to purchase 50,000 shares of common stock on the date such individual joins the board of directors, provided such individual has not previously been employed by us or any parent or subsidiary corporation. In addition, on the date of each annual stockholders meeting beginning in 2001, each non-employee member of the board of directors will automatically be granted an option to purchase 2,500 shares of common stock provided such individual has served as a non-employee member prior to such meeting.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


     Our compensation committee currently consists of Mr. Loarie, Mr. Coleman, Mr. Stiska and Mr. Sutton. Except for Mr. Coleman, who served as our interim Chief Executive Officer from November 1998 to May 1999, no member of the compensation committee has been an officer or employee of us at any time. Mr. Stiska is a party to a business representation contract, pursuant to which he is to serve on our Board of Directors on behalf of Philip G. Trubey and Janet A. McVeigh, our founders. As compensation for entering into the business representation contract with Mr. Trubey and Ms. McVeigh, each of Mr. Trubey and Ms. McVeigh transferred 140,000 shares of our common stock to Mr. Stiska. The fair market value of the shares of our common stock transferred by Mr. Trubey and Ms. McVeigh to Mr. Stiska, assuming an initial public offering price of $15 per share, would be $4,200,000. None of our executive officers serves as a member of the board of directors or compensation committee of any other company that has one or more executive officers serving as a member of our board of directors or compensation committee.

EXECUTIVE COMPENSATION

     The following table sets forth all compensation received during fiscal 1999 by our Chief Executive Officer, our former Chief Executive Officer, and the three other executive officers whose salary and bonus exceeded $100,000 in such fiscal year. Perquisites and other personal benefits paid to officers are less than the minimum reporting thresholds.

                           SUMMARY COMPENSATION TABLE

                                                                                   LONG-TERM
                                                                                  COMPENSATION
                                                                                     AWARDS
                                                                                  ------------
                                                          ANNUAL COMPENSATION      SECURITIES
                                                          --------------------     UNDERLYING
              NAME AND PRINCIPAL POSITION                  SALARY      BONUS        OPTIONS
              ---------------------------                 --------    --------    ------------
John B. Carrington......................................  $130,771    $ 94,212     1,300,000
  Chief Executive Officer, President and Director
Bruce T. Coleman(1).....................................    67,500          --       130,000
  Former Chief Executive Officer and Director
J. Cleve Adams..........................................   120,000     166,671        80,000
  Vice President of Sales
Ronald B. Hegli.........................................   109,038      22,327       150,000
  Vice President of Engineering
Carrie E. Carlander.....................................    92,308      20,000        40,000
  Vice President of Finance

-------------------------
(1) Mr. Coleman served as our interim Chief Executive Officer from November 1998 to May 1999.

STOCK OPTION INFORMATION

     The following table sets forth information regarding options granted to the executive officers listed in the Summary Compensation Table during fiscal 1999. We have not granted any stock appreciation rights.

     Each option represents the right to purchase one share of common stock. Except as set forth in the footnotes below, the options vest on the following schedule: 25% of the options vest after the completion of one year of service from the grant date and the remainder of the options vest in equal monthly installments over the next 36 months of service. To the extent not already exercisable, these options may also accelerate and become exercisable, in the event of a merger in which we are not the surviving corporation or upon the sale of substantially all of our assets. In the year ended December 31, 1999, we granted options to purchase an aggregate of 3,060,500 shares of common stock.

     The potential realizable value at assumed annual rates of stock price appreciation for the option term represents hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the SEC and do not represent our estimate or projection of our future common stock prices. These amounts represent assumed rates of appreciation in the value of our common stock from the fair market value on the date of grant. Actual gains, if any, on stock option exercises are dependent on the future performance of the common stock and overall stock market conditions. The amounts in the table may not necessarily be achieved.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                          POTENTIAL REALIZABLE
                                                                                            VALUE AT ASSUMED
                                           INDIVIDUAL GRANTS                                 ANNUAL RATE OF
                              --------------------------------------------                     STOCK PRICE
                                  NUMBER          % OF TOTAL                                APPRECIATION FOR
                               OF SECURITIES    OPTIONS GRANTED                              OPTION TERM(3)
                                UNDERLYING       TO EMPLOYEES     EXERCISE   EXPIRATION   ---------------------
            NAME              OPTIONS GRANTED       IN 1999        PRICE        DATE         5%          10%
            ----              ---------------   ---------------   --------   ----------   ---------   ---------
John B. Carrington..........      975,000            31.8%         $0.50       5/11/09    $306,586    $776,949
John B. Carrington(1).......      325,000            10.6           0.50       5/11/09     102,195     258,983
Bruce T. Coleman(2).........       15,000             0.5           0.20      11/30/08       1,887       4,781
Bruce T. Coleman(2).........       15,000             0.5           0.20      12/31/08       1,887       4,781
Bruce T. Coleman(2).........       15,000             0.5           0.20       1/29/09       1,887       4,781
Bruce T. Coleman(2).........       15,000             0.5           0.20       2/26/09       1,887       4,781
Bruce T. Coleman............       40,000             1.3           0.50       3/30/09      12,578      31,875
Bruce T. Coleman(2).........       15,000             0.5           0.20       3/31/09       1,887       4,781
Bruce T. Coleman(2).........       15,000             0.5           0.20       4/30/09       1,887       4,781
J. Cleve Adams..............       80,000             2.6           0.50       3/30/09      25,155      63,750
Ronald B. Hegli.............      150,000             4.9           0.50       3/08/09      47,167     119,531
Carrie E. Carlander.........       40,000             1.3           0.20       1/22/09       5,031      12,750


                                 VALUE BASED ON
                               THE ASSUMED INITIAL
                              PUBLIC OFFERING PRICE
            NAME               OF $15.00 PER SHARE
            ----              ---------------------
John B. Carrington..........        14,137,500
John B. Carrington(1).......         4,712,500
Bruce T. Coleman(2).........           222,000
Bruce T. Coleman(2).........           222,000
Bruce T. Coleman(2).........           222,000
Bruce T. Coleman(2).........           222,000
Bruce T. Coleman............           580,000
Bruce T. Coleman(2).........           222,000
Bruce T. Coleman(2).........           222,000
J. Cleve Adams..............         1,160,000
Ronald B. Hegli.............         2,175,000
Carrie E. Carlander.........           592,000


-------------------------
(1) Such option vests in equal monthly installments over Mr. Carrington's first 12 months of service.

(2) Such options vested immediately upon grant.

(3) Potential Realizable Value is based upon fair market value of our common stock on the grant date of the option, which is substantially less than the initial public offering price. If the Potential Realizable Value were calculated over the ten-year term of the options, based on the initial public offering price, the resulting stock price at the end of the term would be significantly higher.

AGGREGATED OPTION EXERCISES IN THE YEAR ENDED DECEMBER 31, 1999 AND YEAR-END OPTION VALUES

     The following table sets forth information concerning the number and value of unexercised options held by each of the executive officers listed in the Summary Compensation Table at December 31, 1999.

                                                           NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                          UNDERLYING UNEXERCISED             IN-THE-MONEY
                              SHARES                      OPTIONS AT FISCAL 1999       OPTIONS AT FISCAL 1999(2)
                             ACQUIRED        VALUE      ---------------------------   ---------------------------
           NAME             ON EXERCISE   REALIZED(1)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
           ----             -----------   -----------   -----------   -------------   -----------   -------------
John B. Carrington........    325,000            --           --         975,000             --      $6,337,500
Bruce T. Coleman..........     90,000       $27,000           --          40,000             --         260,000
J. Cleve Adams............         --            --       95,625         154,375       $650,250       1,049,750
Ronald B. Hegli...........         --            --           --         150,000             --         975,000
Carrie E. Carlander.......     41,250        55,505           --          58,750             --         399,500

-------------------------
(1) Amount based on the difference between the fair market value of our common stock on the date of exercise, as determined by our board of directors, and the exercise price of the option.

(2) Amount based on the fair market value of our common stock on December 31, 1999, as determined by our board of directors, less the exercise price of the option.

EMPLOYMENT AGREEMENTS

     Employment Agreement of John B. Carrington. In May 1999, upon his initial employment with us, we entered into an employment agreement with Mr. Carrington to serve as our President and Chief Executive Officer. This agreement provides for an initial term of two years which term shall be automatically extended for successive one-year periods unless terminated by us prior to April 30 of any year. Under this agreement, Mr. Carrington was paid an annualized base salary of $200,004 and a bonus of up to $100,000 in 1999. After 1999, the amount of his salary and bonus will be determined by our Board of Directors; however, his annual base salary will not be decreased. Under his employment agreement, Mr. Carrington was granted an option to purchase 975,000 shares of our common stock, which will vest over a four-year period, with 25% vesting upon the completion of one year of service and the remainder vesting in equal monthly installments over the next 36 months of service. Mr. Carrington was also granted an option to purchase 325,000 shares of our common stock which will vest in equal monthly installments over a one-year period. If Mr. Carrington's employment is terminated before all of his options vest, we will have the right to repurchase any unvested shares for which he may have exercised such options at cost. Upon a change in control, all of Mr. Carrington's option shares that remain unvested will vest in full.

     If Mr. Carrington's employment is terminated by us other than for cause, or is terminated by Mr. Carrington upon our breach of his employment agreement, he is entitled to receive, as severance, a lump sum payment equal to 50% of his base salary and 50% of his average annual bonus earned under this agreement. Notwithstanding the foregoing, if within two years following a change of control, Mr. Carrington's employment is terminated by us other than for cause, is terminated by Mr. Carrington upon our breach of his employment agreement, or is constructively terminated, he is entitled to receive, as severance, a lump sum payment equal to 150% of his base salary and 150% of his average annual bonus earned under this agreement.

     Employment Agreement of Douglas C. Wride. In June 1999, we entered into an employment agreement with Mr. Wride to serve as our Chief Financial Officer. This agreement provides that Mr. Wride will be employed "at will" and paid an annual base salary of at least $150,000. In addition, Mr. Wride will be eligible to receive a bonus of up to 20% of his annual base salary. Under his employment agreement, Mr. Wride was granted an option to purchase 300,000 shares of our common stock, which will vest in equal monthly installments over a four-year period. If

Mr. Wride's employment is terminated before all of his options vest, we will have the right to repurchase any unvested shares for which he may have exercised such options at cost.

     If Mr. Wride's employment is terminated by us other than for cause he is entitled to receive, as severance, six months of continuation of his base salary and he will also be entitled to vest in the number of shares of our common stock that would have become vested under his options if his employment had continued for an additional six months. Notwithstanding the foregoing, if within one year following a change of control, Mr. Wride is terminated other than for cause, he is entitled to receive, as severance, one year of continuation of his base salary and he will also be immediately vested in all of his option shares.

BENEFIT PLANS

2000 STOCK INCENTIVE PLAN

     Introduction. Our 2000 Stock Incentive Plan is intended to serve as the successor equity incentive program to our 1998 Equity Incentive Plan. Our 2000 plan was adopted by our board on February 11, 2000 and approved by the stockholders in February 2000. Our 2000 plan will become effective on the date the underwriting agreement for this offering stock is signed. At that time, all outstanding options under the predecessor 1998 plan will be transferred to our 2000 plan, and no further option grants will be made under that predecessor plan. The transferred options will continue to be governed by their existing terms, unless our compensation committee elects to extend one or more features of our 2000 plan to those options. Except as otherwise noted below, the transferred options will have substantially the same terms as in effect for grants made under the discretionary option grant program of our 2000 plan.

     Share Reserve. 4,500,000 shares of common stock has been authorized for issuance under our 2000 plan. Such share reserve consists of the number of shares we estimate will be carried over from our 1998 plan, including the shares subject to outstanding options thereunder, plus an additional increase of approximately 1,000,000 shares. The number of shares of common stock reserved for issuance under our 2000 plan will automatically increase on the first trading day in January each calendar year, beginning in calendar year 2001, by an amount equal to 4% of the total number of shares of common stock outstanding on the last trading day in December of the preceding calendar year, but in no event will any such annual increase exceed 1,500,000 shares. In addition, no participant in our 2000 plan may be granted stock options, separately exercisable stock appreciation rights and direct stock issuances for more than 750,000 shares of common stock per calendar year.

     Equity Incentive Programs. Our 2000 plan is divided into five separate components:

     - the discretionary option grant program, under which eligible individuals in our employ or service may be granted options to purchase shares of common stock at an exercise price not less than 100% of the fair market value of those shares on the grant date;

     - the stock issuance program, under which such individuals may be issued shares of common stock directly, through the purchase of such shares at a price not less than 100% of their fair market value at the time of issuance or as a bonus tied to the attainment of performance milestones or the completion of a specified period of service;

     - the salary investment option grant program, under which our executive officers and other highly compensated employees may be given the opportunity to apply a portion of their base salary to the acquisition of special below-market stock option grants;

     - the automatic option grant program, under which option grants will automatically be made at periodic intervals to our non-employee board members to purchase shares of common stock at an exercise price equal to 100% of the fair market value of those shares on the grant date; and

     - the director fee option grant program, under which our non-employee board members may be given the opportunity to apply a portion of the annual retainer fee otherwise payable to them in cash each year to the acquisition of special below-market option grants.

     Eligibility. The individuals eligible to participate in our 2000 plan include our officers and other employees, our non-employee board members and any consultants we hire.

     Administration. The discretionary option grant program and the stock issuance program will be administered by the compensation committee. This committee will determine which eligible individuals are to receive option grants or stock issuances under those programs, the time or times when such option grants or stock issuances are to be made, the number of shares subject to each such grant or issuance, the status of any granted option as either an incentive stock option or a non-statutory stock option under the federal tax laws, the vesting schedule to be in effect for the option grant or stock issuance and the maximum term for which any granted option is to remain outstanding. The compensation committee will also have the exclusive authority to select the executive officers and other highly compensated employees who may participate in the salary investment option grant program in the event that program is activated for one or more calendar years.

     Plan Features. Our 2000 plan will include the following features:

     - The exercise price for the shares of common stock subject to option grants made under our 2000 plan may be paid in cash or in shares of common stock valued at fair market value on the exercise date. The option may also be exercised through a same-day sale program without any cash outlay by the optionee. In addition, the plan administrator may provide financial assistance to one or more optionees in the exercise of their outstanding options or the purchase of their unvested shares by allowing such individuals to deliver a full-recourse, interest-bearing promissory note in payment of the exercise price and any associated withholding taxes incurred in connection with such exercise or purchase.

     - The compensation committee will have the authority to cancel outstanding options under the discretionary option grant program, including options transferred from the 1998 plan, in return for the grant of new options for the same or a different number of option shares with an exercise price per share based upon the fair market value of our common stock on the new grant date. We anticipate that a cancellation would only occur when the compensation committee determines that the exercise price of the outstanding options is so far above the then fair market value of the underlying stock that retention of employees is in jeopardy. No cancellation would occur without the consent of the affected employees, and new replacement options for substantially the same number of shares would be issued in replacement of the cancelled options.

     - Stock appreciation rights are authorized for issuance under the discretionary option grant program. Such rights will provide the holders with the election to surrender their outstanding options for an appreciation distribution from us equal to the fair market value of the vested shares of common stock subject to the surrendered option, less the aggregate exercise price payable for those shares. Such appreciation distribution may be made in cash or in shares of common stock. None of the outstanding options under our 1998 plan contain any stock appreciation rights.

     - In the event that we are acquired by merger or asset sale, each outstanding option under the discretionary option grant program which is not to be assumed by the successor corporation will automatically accelerate in full, and all unvested shares under the discretionary option grant and stock issuance programs will immediately vest, except to the extent our repurchase rights with respect to those shares are to be assigned to the successor corporation. The compensation committee will have complete discretion to structure one or more options under the discretionary option grant program so those options will vest as to all the option shares in the event those options are assumed in the acquisition but the optionee's service with us or the acquiring entity is subsequently terminated. The vesting of outstanding shares under the stock issuance program may be accelerated upon similar terms and conditions. The compensation committee will also have the authority to grant options which will immediately vest in the event we are acquired, whether or not those options are assumed by the successor corporation.

     - The compensation committee may grant options and structure repurchase rights so that the shares subject to those options or repurchase rights will immediately vest in connection with a successful tender offer for more than 50% of our outstanding voting stock or a change in the majority of our board through one or more contested elections for board membership. Such accelerated vesting may occur either at the time of such transaction or upon the subsequent termination of the individual's service.

     - The options currently outstanding under our 1998 plan will immediately vest in the event we are acquired by merger or sale of substantially all our assets or more than 50% of our outstanding voting stock, unless those options are assumed or continued in effect by the acquiring entity or our repurchase rights with respect to any unvested shares subject to those options are assigned to such entity. However, those options also contain a special acceleration provision pursuant to which those options will immediately vest upon an involuntary termination of the optionee's employment within 24 months following an acquisition in which those options are assumed, provided the optionee has been employed by us for at least one year prior to the acquisition.

     Salary Investment Option Grant Program. In the event the compensation committee elects to activate the salary investment option grant program for one or more calendar years, each of our executive officers and other highly compensated employees selected for participation may elect, prior to the start of the calendar year, to reduce his or her base salary for that calendar year by a specified dollar amount not less than $10,000 nor more than $50,000. Each selected individual who files such a timely election will automatically be granted, on the first trading day in January of the calendar year for which his or her salary reduction is to be in effect, an option to purchase that number of shares of common stock determined by dividing the salary reduction amount by two-thirds of the fair market value per share of our common stock on the grant date. The option will be exercisable at a price per share equal to one-third of the fair market value of the option shares on the grant date. As a result, the option will be structured so that the fair market value of the option shares on the grant date less the exercise price payable for those shares will be equal to the amount by which the optionee's salary is reduced under the program. The option will become exercisable in a series of 12 equal monthly installments over the calendar year for which the salary reduction is to be in effect.

     Automatic Option Grant Program. Under the automatic option grant program, each individual who first becomes a non-employee board member at any time after the completion of this offering will automatically receive an option grant for 50,000 shares on the date such individual joins the board, provided such individual has not been in our prior employment. In addition, on the date of each annual stockholders meeting held after the completion of this offering, each non-employee board member who is to continue to serve as a non-employee board member, including each of our current non-employee board members, will automatically be granted an option to purchase 2,500 shares of common stock, provided such individual has served on our board for at least six months.

     Each automatic grant will have an exercise price per share equal to the fair market value per share of our common stock on the grant date and will have a term of 10 years, subject to earlier termination following the optionee's cessation of board service. The option will be immediately exercisable for all of the option shares; however, we may repurchase, at the exercise price paid per share, any shares purchased under the option which are not vested at the time of the optionee's cessation of board service. The shares subject to each initial 50,000-share automatic option grant will vest in a series of 4 successive annual installments upon the optionee's completion of each year of board service over the 4-year period measured from the grant date. The shares subject to each annual 2,500-share automatic option grant will vest upon the optionee's completion of one year of board service measured from the grant date. However, the shares will immediately vest in full upon changes in control or ownership or upon the optionee's death or disability of a board member.


     Director Fee Option Grant Program. Should the director fee option grant program be activated in the future, each non-employee board member will have the opportunity to apply all or a portion of any cash retainer fee for the year to the acquisition of a below-market option grant. The option grant will automatically be made on the first trading day in January in the year for which the retainer fee would otherwise be payable in cash. The option will have an exercise price per share equal to one-third of the fair market value of the option shares on the grant date, and the number of shares subject to the option will be determined by dividing the amount of the retainer fee applied to the program by two-thirds of the fair market value per share of our common stock on the grant date. As a result, the option will be structured so that the fair market value of the option shares on the grant date less the exercise price payable for those shares will be equal to the portion of the retainer fee applied to that option. The option will become exercisable in a series of 12 equal monthly installments over the calendar year for which the election is to be in effect. However, the option will become immediately exercisable for all the option shares upon the optionee's death or disability while serving as a board member.

     Our 2000 plan will also have the following features:

     - Outstanding options under the salary investment and director fee option grant programs will immediately vest if we are acquired by a merger or asset sale or if there is a successful tender offer for more than 50% of our outstanding voting stock or a change in the majority of our board through one or more contested elections.

     - Limited stock appreciation rights will automatically be included as part of each grant made under the salary investment option grant program and the automatic and director fee option grant programs, and these rights may also be granted to one or more officers as part of their option grants under the discretionary option grant program. Options with this feature may be surrendered to us upon the successful completion of a hostile tender offer for more than 50% of our outstanding voting stock. In return for the surrendered option, the optionee will be entitled to a cash distribution from us in an amount per surrendered option share based upon the highest price per share of our common stock paid in that tender offer.

     - The board may amend or modify the 2000 plan at any time, subject to any required stockholder approval. The 2000 plan will terminate no later than January 31, 2010.

2000 EMPLOYEE STOCK PURCHASE PLAN.

     Introduction. Our 2000 Employee Stock Purchase Plan was adopted by the board on February 11, 2000 and approved by the stockholders in February 2000. The plan will become effective immediately upon the signing of the underwriting agreement for this offering. The plan is designed to allow our eligible employees and the eligible employees of our participating subsidiaries to purchase shares of common stock, at semi-annual intervals, with their accumulated payroll deductions.

     Share Reserve. 250,000 shares of our common stock will initially be reserved for issuance. The reserve will automatically increase on the first trading day in January each calendar year, beginning in calendar year 2001, by an amount equal to 1% of the total number of outstanding shares of our common stock on the last trading day in December in the prior calendar year. In no event will any such annual increase exceed 375,000 shares.

     Offering Periods. The plan will have a series of successive offering periods, each with a maximum duration of 24 months. However, the initial offering period may have a duration in excess of 24 months and will start on the date the underwriting agreement for the offering is signed, and will end on the last business day in April 2002. The next offering period will start on the first business day in May 2002, and subsequent offering periods will be set by our compensation committee.

     Eligible Employees. Individuals scheduled to work more than 20 hours per week for more than 5 calendar months per year may join an offering period on the start date or any semi-annual entry date within that period. Semi-annual entry dates will occur on the first business day of May and November each year. Individuals who become eligible employees after the start date of an offering period may join the plan on any subsequent semi-annual entry date within that offering period.

     Payroll Deductions. A participant may contribute up to 15% of his or her cash earnings through payroll deductions, and the accumulated deductions will be applied to the purchase of shares on each semi-annual purchase date. The purchase price per share will be equal to 85% of the fair market value per share on the participant's entry date into the offering period or, if lower, 85% of the fair market value per share on the semi-annual purchase date. Semi-annual purchase dates will occur on the last business day of April and October each year. However, a participant may not purchase more than 1,250 shares on any purchase date, and not more than 150,000 shares may be purchased in total by all participants on any purchase date. Our compensation committee will have the authority to change these limitations for any subsequent offering period.

     Reset Feature. If the fair market value per share of our common stock on any purchase date is less than the fair market value per share on the start date of the two-year offering period, then that offering period will automatically terminate, and a new two-year offering period will begin on the next business day. All participants in the terminated offering will be transferred to the new offering period.

     Change in Control. Should we be acquired by merger or sale of substantially all of our assets or more than fifty percent of our voting securities, then all outstanding purchase rights will automatically be exercised immediately prior to the effective date of the acquisition. The purchase price will be equal to 85% of the market value per share on the participant's entry date into the offering period in which an acquisition occurs or, if lower, 85% of the fair market value per share immediately prior to the acquisition.

     Plan Provisions. The following provisions will also be in effect under the plan:

     - The plan will terminate no later than the last business day of April
       2010.


     - The board may at any time amend, suspend or discontinue the plan. However, amendments may require stockholder approval.


LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

     - any breach of their duty of loyalty to the corporation or its stockholders;

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock repurchases or redemptions; or

     - any transaction from which the director derived an improper personal benefit.

     Such limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission. Our certificate of incorporation and bylaws provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of the indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws would permit indemnification.

     We have entered into agreements to indemnify our directors and executive officers in addition to indemnification provided for in our bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses specified in the agreements, including attorneys' fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding arising out of such person's services as a director or executive officer of Websense, any subsidiary of Websense or any other entity to which the person provides services at our request. In addition, we maintain directors' and officers' insurance. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

     At present, we are not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth information known to us regarding the beneficial ownership of our common stock as of December 31, 1999, as adjusted to reflect the sale of common stock offered in this offering, by:

     - each person, or group of affiliated persons, known by us to own beneficially more than 5% of our outstanding common stock;

     - each director;

     - each of our directors and our executive officers named in the Summary Compensation Table; and

     - all of our directors and executive officers as a group.

     Except as otherwise noted, the address of each person listed in the table is c/o Websense, Inc., 10240 Sorrento Valley Road, San Diego, California 92121. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares shown as beneficially owned. The applicable percentage of ownership for each stockholder is based on 15,394,698 shares of common stock outstanding as of December 31, 1999 and 19,394,698 shares outstanding after the completion of this offering, in each case together with applicable options for that stockholder. Shares of common stock issuable upon exercise of options and other rights beneficially owned that are exercisable on or before February 29, 2000 are deemed outstanding for the purpose of computing the percentage ownership of the person holding those options and other rights but are not deemed outstanding for computing the percentage ownership of any other person. A portion of the shares issued to officers or issuable upon exercise of options by officers is subject to repurchase by us at the original exercise price in the event of termination of that officers' employment, which repurchase right lapses over time. Philip G. Trubey and Janet A. McVeigh, two of our principal stockholders, have granted the underwriters an option to purchase up to 600,000 shares of our common stock in this offering to cover over-allotments, if any.

                                                                                   PERCENT
                                                                              BENEFICIALLY OWNED
                                                                             --------------------
                                                             TOTAL NUMBER     BEFORE      AFTER
                     NAME AND ADDRESS                         OF SHARES      OFFERING    OFFERING
                     ----------------                        ------------    --------    --------
NAMED EXECUTIVE OFFICERS AND DIRECTORS:
John B. Carrington(1)......................................     315,000         2.0%        1.6%
Bruce T. Coleman...........................................      90,000         0.6         0.5
J. Cleve Adams(2)..........................................     102,708         0.7         0.5
Ronald B. Hegli............................................          --           *           *
Carrie E. Carlander(3).....................................      54,583         0.3         0.3
Robert J. Loarie(4)........................................   3,753,088        24.4        19.4
  c/o Morgan Stanley Dean Witter Venture Partners
  3000 Sand Hill Road
  Building Four, Suite 250
  Menlo Park, California 94025
John C. Stiska.............................................     240,000         1.6         1.2
Donald B. Milder(5)........................................   2,287,398        14.9        11.8
  18552 MacArthur Blvd., Suite 400
  Irvine, California 92612
Gary E. Sutton.............................................          --           *           *

                                                                                   PERCENT
                                                                              BENEFICIALLY OWNED
                                                                             --------------------
                                                             TOTAL NUMBER     BEFORE      AFTER
                     NAME AND ADDRESS                         OF SHARES      OFFERING    OFFERING
                     ----------------                        ------------    --------    --------
OTHER 5% STOCKHOLDERS:
Entities affiliated with Morgan Stanley Venture
  Partners III, LLC(6).....................................   3,753,088        24.4        19.4
  3000 Sand Hill Road
  Building Four, Suite 250
  Menlo Park, California 94025
Crosspoint Venture Partners 1999, L.P......................   2,287,398        14.9        11.8
  18552 MacArthur Blvd., Suite 400
  Irvine, California 92612
Edelson IV, L.P. ..........................................   1,053,950         6.8         5.4
Persons and entities affiliated with Nippon Investment &
  Finance Co., Ltd.(7).....................................     806,377         5.2         4.2
Philip G. Trubey(8)........................................   5,760,000        37.4        29.7
  3272 Lahitte Court
  San Diego, California 92122
Janet A. McVeigh(9)........................................   5,760,000        37.4        29.7
  3272 Lahitte Court
  San Diego, California 92122
All of our officers and directors as a group (12
  persons)(10).............................................     887,291         5.8         4.6

-------------------------
  * Represents beneficial ownership of less than one percent of the outstanding shares of our common stock.

 (1) Upon exercise of stock options, Mr. Carrington acquired 325,000 shares of common stock, 10,000 shares of which he subsequently transferred. Mr. Carrington disclaims beneficial ownership of these 10,000 shares.

 (2) Consists of 102,708 shares of common stock issuable upon exercise of stock options exercisable within 60 days of December 31, 1999.

 (3) Includes 13,333 shares issuable upon exercise of stock options exercisable within 60 days of December 31, 1999.

 (4) Includes 3,293,356 shares held by Morgan Stanley Venture Partners III, L.P.; 316,209 shares held by Morgan Stanley Venture Investors III, L.P. and 143,523 shares held by The Morgan Stanley Venture Partners Entrepreneur Fund, L.P. Morgan Stanley Venture Partners III, LLC is the general partner of each of these entities and is therefore deemed to exercise voting and investment power over all of the shares. Mr. Loarie, a managing member of each of these entities, disclaims beneficial ownership in such shares, except to the extent of his pecuniary interest in each of the limited partnerships.

 (5) Consists of 2,287,398 shares held by Crosspoint Venture Partners 1999, L.P. Mr. Milder, as a general partner of this limited partnership, may be deemed to have voting and investment power over these shares. Mr. Milder disclaims beneficial ownership in such shares, except to the extent of his pecuniary interest in the limited partnership.

 (6) Includes 3,293,356 shares held by Morgan Stanley Venture Partners III, L.P.; 316,209 shares held by Morgan Stanley Venture Investors III, L.P. and 143,523 shares held by The Morgan Stanley Venture Partners Entrepreneur Fund, L.P.

 (7) Includes 392,500 shares held by Investment Enterprise Partnership "New Technology Fund 98;" 140,500 shares held by Investment Enterprises Partnership "NIF 11;" 174,239 shares held by Nippon Investment & Finance Co., Ltd.; 45,577 shares held by Investment Enterprise Partnership New Technology Fund 99-A; 45,577 shares held by Investment Enterprise Partnership New Technology Fund 99-B; and 7,984 shares held by Jim Timmins, a partner of NIF Ventures USA, Inc.

 (8) Includes 2,880,000 shares held by Mr. Trubey and 2,880,000 shares held by Janet A. McVeigh, Mr. Trubey's spouse. Mr. Trubey has granted to the underwriters an option to purchase up to 300,000 shares of common stock solely to cover over-allotments, if any. In the event that the underwriters exercise their over-allotment option in full, Mr. Trubey would hold 2,580,000 shares, which would represent approximately 13% of the common stock outstanding immediately following the offering.

 (9) Includes 2,880,000 shares held by Ms. McVeigh and 2,880,000 shares held by Philip G. Trubey, Ms. McVeigh's spouse. Ms. McVeigh has granted to the underwriters an option to purchase up to 300,000 shares of common stock solely to cover over-allotments, if any. In the event that the underwriters exercise their over-allotment option in full, Ms. McVeigh would hold 2,580,000 shares, which would represent approximately 13% of the common stock outstanding immediately following the offering.

(10) Includes 116,041 shares issuable upon exercise of stock options exercisable within 60 days of December 31, 1999.

                       TRANSACTIONS WITH RELATED PARTIES

     Since inception we have issued shares of our convertible preferred stock to investors in private placement transactions as follows: a total of 3,703,704 shares of Series A preferred stock at a price of $1.62 per share in May 1998, and a total of 3,333,332 shares of Series B preferred stock at a price of $3.00 per share between June and September 1999. The following table summarizes the shares of preferred stock purchased by our executive officers, directors, and 5% stockholders and persons and entities associated with them in these private placement transactions. All shares of our preferred stock will convert into common stock on a 1-for-1 basis upon completion of this offering. Shares held by affiliated persons and entities have been aggregated. See "Principal Stockholders." In connection with the above transactions, we entered into an agreement with the investors providing for registration rights with respect to these shares.

                                                      SERIES A           SERIES B            TOTAL
                                                   PREFERRED STOCK    PREFERRED STOCK    CONSIDERATION
                                                   ---------------    ---------------    -------------
Entities affiliated with Morgan Stanley Venture
  Partners III LLC(1)............................     3,086,420            333,334        $6,000,000
Entities affiliated with Crosspoint Venture
  Partners.......................................            --          1,910,000         5,730,000
Edelson IV, L.P..................................       617,284             66,667         1,201,001
A person and entities affiliated with Nippon
  Finance & Investment Co., Ltd.(2)..............            --            673,333         2,019,999

-------------------------

(1) Morgan Stanley Venture Partners III, LLC is the general partner of Morgan Stanley Venture Partners III, L.P.; Morgan Stanley Venture Investors III, L.P.; and Morgan Stanley Venture Partners Entrepreneur Fund, L.P.; and therefore is deemed to exercise voting and investment power over all shares owned by such entities.

(2) Nippon Investment & Finance Co., Ltd. is the general partner of Investment Enterprise Partnership "New Technology Fund 98," Investment Enterprise Partnership "NIF 11," Investment Enterprise Partnership New Technology Fund 99-A, and Investment Enterprise Partnership New Technology Fund 99-B, and therefore is deemed to exercise voting and investment power over all shares owned by such entities.


     In May 1999, John B. Carrington acquired 325,000 shares upon exercise of an option at an exercise price of $0.50 per share for an aggregate purchase price of $162,500 and Bruce T. Coleman acquired 90,000 shares upon exercise of options at an exercise price of $0.20 per share for an aggregate purchase price of $18,000. In September 1999, Douglas C. Wride acquired 75,000 shares upon exercise of an option at an exercise price of $0.75 per share for an aggregate purchase price of $56,250. In July and December 1999, Carrie E. Carlander acquired a total of 41,250 shares upon exercise of options at $0.20 per share for an aggregate purchase price of $8,250.


     Stock option grants to our directors are described under the caption "Management -- Board Compensation."


     On March 29, 1999, Philip G. Trubey and Janet A. McVeigh, our founders, and each a greater than 5% stockholder, entered into an agreement with John Stiska pursuant to which Mr. Stiska agreed to serve as a member of our Board of Directors elected by Mr. Trubey and Ms. McVeigh. Under this agreement, Mr. Stiska agreed to represent the interests of Mr. Trubey and Ms. McVeigh as they relate to us. In exchange, Mr. Trubey and Ms. McVeigh each transferred to Mr. Stiska 140,000 shares of our common stock held by them. The fair market value of the shares of common stock transferred by Mr. Trubey and Ms. McVeigh to Mr. Stiska, assuming an initial public offering price of $15 per share, would be $4,200,000. On August 25, 1999, we entered into a Transfer Agreement with Mr. Trubey, Ms. McVeigh and Mr. Stiska in order to effect the transfer of our shares described above. Although Mr. Stiska has been compensated by Mr. Trubey and

Ms. McVeigh for his agreement to serve as a director, we do not believe that Mr. Stiska's ability to perform his duties as a director of the Company has been compromised.


     We believe that all of our transactions with affiliates were entered into on terms and conditions no less favorable to us than those that could have been obtained from unaffiliated third parties. In addition, transactions with our affiliates are approved by a majority of our board of directors, including a majority of our independent and disinterested directors.

     We have entered into indemnification agreements with all of our officers and directors. Some of our stockholders are entitled to have their shares registered by us for resale.

                          DESCRIPTION OF CAPITAL STOCK

     The following information describes our common stock and preferred stock and provisions of our certificate of incorporation and our bylaws as in effect upon the closing of this offering. This description is only a summary. You should also refer to the certificate of incorporation and bylaws which have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the receipt of the requisite board and stockholder approvals and upon the closing of this offering in accordance with the terms of the certificate of incorporation.

     Upon the completion of the offering our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.01 per share, and 5 million shares of preferred stock, par value $0.01 per share.

COMMON STOCK

     Assuming conversion of the convertible preferred stock as described below, as of December 31, 1999, there were 15,394,698 shares of common stock outstanding and held of record by 54 stockholders. Based upon the number of shares outstanding as of December 31, 1999 and giving effect to (1) the automatic conversion of each share of our preferred stock into one share of our common stock upon the closing of this offering and (2) the issuance of the 4,000,000 shares of common stock offered hereby, there will be 19,394,698 shares of common stock outstanding upon the closing of this offering.

     Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued in consideration for payment thereof, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future. Upon the closing of this offering, there will be no shares of preferred stock outstanding.

PREFERRED STOCK

     As of December 31, 1999, there were 7,037,036 shares of convertible preferred stock outstanding. All outstanding shares of convertible preferred stock will be converted into an aggregate of 7,037,036 shares of common stock upon the closing of this offering and such shares of convertible preferred stock will no longer be authorized, issued or outstanding.

     Upon the closing of this offering, the board of directors will be authorized, without further stockholder approval, to issue from time to time up to an aggregate of 5 million shares of preferred stock in one or more series and to fix or alter the designations, powers, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. We have no present plans to issue any shares of preferred stock.

OPTIONS

     As of December 31, 1999, options to purchase a total of 3,161,551 shares of common stock were outstanding, all of which are subject to market stand-off provisions under the terms of the option agreements governing such options. Options to purchase a total of 1,338,449 shares of common stock remain available for grant under the 2000 Stock Incentive Plan.

COMMON STOCK WARRANTS

     As of December 31, 1999, we had outstanding warrants to purchase an aggregate of 112,500 shares of common stock, at a weighted average exercise price of $1.69 per share. These warrants were issued to Alps System Integration Co., Ltd.; Adam Button, Inc.; Paul Hardy; Pan Pacific Partners; and Global Alliance, Ltd. The warrants issued to Alps System Integration Co., Ltd. expire on April 15, 2004. The remaining warrants expire on July 30, 2004.

REGISTRATION RIGHTS

     Stockholders holding approximately 7,037,036 shares of common stock have the right, subject to various conditions and limitations, to include their shares in registration statements relating to our securities. The holders of 50% of the aggregate number of shares issued on conversion of our Series A and Series B preferred securities have the right to demand that we register their shares under the Securities Act of 1933 subject to limitations. We are not required to effect more than 2 registrations pursuant to such demand registration rights. In addition, after the closing of this offering these holders will be entitled to piggyback registration rights with respect to the registration of such shares of common stock under the Securities Act of 1933. In the event that we propose to register any shares of common stock under the Securities Act of 1933 either for our account or for the account of other security holders, the holders of shares having piggyback registration rights are entitled to receive notice of such registration and to include their shares in any such registration, subject to limitations. Further, at any time after we become eligible to file a registration statement on Form S-3, the holders of registration rights may require us to file registration statements under the Securities Act on Form S-3 with respect to their shares of common stock having an aggregate offering price of at least $500,000. These registration rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares of common stock held by such security holders to be included in such registration. We are generally required to bear all of the expenses of all such registrations, including the reasonable fees of a single counsel acting on behalf of all selling holders, except underwriting discounts and selling commissions. Registration of any of the shares of common stock held by security holders with registration rights would result in such shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of such registration.

ANTI-TAKEOVER EFFECTS OF DELAWARE LAW AND OUR CERTIFICATE OF INCORPORATION AND BYLAWS

     General. Provisions of Delaware law and our certificate of incorporation and bylaws could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of us. Such provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions of Delaware law and the certificate of incorporation and bylaws may also have the effect of discouraging or preventing transactions involving an actual or threatened change of control of us, including unsolicited takeover attempts, even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

     Delaware Takeover Statute. We are subject to the "business combination" provisions of Section 203 of the Delaware General Corporation Law. Subject to exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

     - the transaction is approved by the board of directors prior to the date the interested stockholder obtained interested stockholder status;

     - upon consummation of the transaction that resulted in the stockholders becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and(b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     - on or subsequent to the date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

     A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

     Charter and Bylaw Provisions. In addition, our certificate of incorporation and bylaws summarized in the following paragraphs may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

     Classified Board of Directors; Removal; Filling Vacancies and
Amendment. The certificate of incorporation and bylaws provide that the board shall be divided into three classes of directors serving staggered, three-year terms. The classification of the board has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of members of the board. Subject to the rights of the holders of any outstanding series of preferred stock, the certificate of incorporation authorizes only the board to fill vacancies, including newly created directorships. Accordingly, this provision could prevent a stockholder from obtaining majority representation on the board by enlarging the board of directors and filling the new directorships with its own nominees. The certificate of incorporation also provides that directors may be removed by stockholders only for cause and only by the affirmative vote of holders of two-thirds of the outstanding shares of voting stock.

     Stockholder Action; Special Meeting of Stockholders. The certificate of incorporation provides that stockholders may not take action by written consent, but may only take action at duly called annual or special meetings of stockholders. The certificate of incorporation further provides that special meetings of our stockholders may be called only by the chairman of the board of directors or a majority of the board of directors. This limitation on the right of stockholders to call a special meeting could make it more difficult for stockholders to initiate actions that are opposed by the board of directors. These actions could include the removal of an incumbent director or the election of a stockholder nominee as a director. They could also include the implementation of a rule requiring stockholder ratification of specific defensive strategies that have been adopted by the board of directors with respect to unsolicited takeover bids. In addition, the limited ability of the stockholders to call a special meeting of stockholders may make it more difficult to change the existing board and management.

     Advance Notice Requirements for Stockholder Proposals and Director Nomination. The bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not less than 120 days prior to the date of our annual meeting. The bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

     Authorized but Unissued Shares. The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

     Supermajority Vote to Amend Charter and Bylaws. The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Following the completion of this offering, our present directors, and executive officers and principal stockholders will beneficially own approximately 75% of our common stock. This gives them veto power with respect to any stockholder action or approval requiring either a two-thirds vote or a simple majority.

NASDAQ NATIONAL MARKET

     We have applied to list our common stock on the Nasdaq National Market under the trading symbol "WBSN."

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is U.S. Stock Transfer Corporation, Glendale, California.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of our common stock in the public market after the offering could adversely affect the market price of our common stock and our ability to raise equity capital in the future on terms favorable to us.

     Based upon the 15,394,698 shares we had outstanding as of December 31, 1999, and the 4,000,000 shares to be sold pursuant to this offering, we will have outstanding 19,394,698 shares of our common stock upon completion of this offering, assuming that the underwriters do not exercise the over-allotment option. Of these shares, all of the 4,000,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless these shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. The remaining shares of common stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which rules are summarized below.

     The following table shows approximately when the shares of our common stock that are not being sold in this offering but which will be outstanding when this offering is complete will be eligible for sale in the public market:

ELIGIBILITY OF RESTRICTED SHARES FOR SALE IN THE PUBLIC MARKET

                                           NUMBER OF
                                        SHARES ELIGIBLE
                                          FOR FUTURE
            RELEVANT DATES                   SALE                        COMMENT
            --------------              ---------------   --------------------------------------
On effective date.....................            --      Shares eligible for sale under Rule
                                                          144(k)
90 days after effective date..........            --      Additional shares eligible for sale
                                                          under Rules 144 and 701
180 days after effective date.........    14,154,698      All shares subject to lock-up
                                                          agreements and market standoff
                                                          provisions released; additional shares
                                                          eligible for sale under Rules 144 and
                                                          701.
More than 181 days after effective         1,240,000      Additional shares becoming eligible
  date................................                    for sale under Rule 144 more than 180
                                                          days after the effective date

     Resale of most of the restricted shares that will become available for sale in the public market starting 180 days after the effective date will be limited by volume and other resale restrictions under Rule 144 because the holders are our affiliates.

RULE 144

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year is entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

     - 1% of the number of shares of common stock then outstanding, which will equal approximately 194,000 shares immediately after this offering; or

     - the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks before a notice of the sale on Form 144 is filed.

     Sales under Rule 144 must also comply with manner of sale provisions and notice requirements and are subject to the availability of current public information about us.

Rule 144(k)

     Under Rule 144(k), a person who has not been one of our affiliates at any time during the 90 days before a sale, and who has beneficially owned the restricted shares for at least two years, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

     In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchase shares from us under a stock option plan or other written agreement can resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without complying with some of the restrictions, including the holding period, contained in Rule 144.

LOCK-UP AGREEMENTS AND MARKET STAND-OFF PROVISIONS

     All of our executive officers, directors and security holders are subject to lock-up agreements or market stand-off provisions under which they have agreed not to transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, for a period of 180 days after the date of this prospectus. Chase Securities Inc. may, however, in its sole discretion, at any time, without notice, release all or any portion of the shares subject to lock-up agreements to which it is a party.

STOCK PLANS

     Following 90 days after the date of this prospectus, shares issued upon exercise of options that we granted prior to the date of this offering will also be available for sale in the public market pursuant to Rule 701 under the Securities Act of 1933. Rule 701 permits resales of such shares in reliance upon Rule 144 under the Securities Act of 1933 but without compliance with the restrictions, including the holding-period requirement, imposed under Rule 144. As of December 31, 1999, options to purchase a total of 3,161,551 shares of common stock were outstanding. Each option grant is subject to a market stand-off provision, which allows the Company to restrict the sale of shares obtained through the exercise of options for up to 180 days from the date of this offering. Of these 3,161,551 shares, 1,790,012 shares may be eligible for sale in the public market beginning 180 days from the date of this prospectus.


     We intend to file a registration statement to register for resale the 5,000,000 shares of common stock reserved for issuance under our stock option plans. This registration statement will become effective immediately upon filing. Shares issued upon the exercise of stock options granted under our stock option plans will be eligible for resale in the public market from time to time subject to vesting and the expiration of the market stand-off provisions referred to above.

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives, Chase Securities Inc., SG Cowen Securities Corporation and SoundView Technology Group, Inc., have severally agreed to purchase from us the following numbers of shares of common stock:

                                                              NUMBER OF
                        UNDERWRITER                            SHARES
                        -----------                           ---------
Chase Securities Inc. ......................................
SG Cowen Securities Corporation.............................
SoundView Technology Group, Inc. ...........................
                                                              --------
          Total.............................................
                                                              ========

     The underwriting agreement provides that the obligations of the underwriters are conditioned on the absence of any material adverse change in our business and the receipt of certificates, opinions and letters from us, the selling stockholders, our counsel and our independent auditors. The underwriters are committed to purchase all shares of common stock offered in this prospectus if any shares are purchased.

     The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to dealers at the public offering price less a concession not in
excess of $     per share. The underwriters may allow and the dealers may
reallow a concession not in excess of $     per share to other dealers. After
the public offering of the shares, the underwriters may change the offering price and other selling terms. The representatives of the underwriters have informed us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the shares of common stock offered by this prospectus.

     Two of our stockholders have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to 600,000 additional shares of common stock at the public offering price, less the underwriting discount set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, each underwriter will have a firm commitment to purchase a number of shares that approximately reflects the same percentage of total shares the underwriter purchased in the above table. The selling stockholders will be obligated to sell shares to the underwriters to the extent the option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of common stock offered in this prospectus.


     The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. The underwriting discount, which we currently estimate will be seven percent of the public offering price, will be determined based on an arms' length negotiation between the representatives of the underwriters, Websense and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares.


                                                            PER      WITHOUT     WITH
                                                           SHARE     OPTION     OPTION
                                                           ------    -------    ------
Public offering price....................................  $           $         $
Underwriting discounts & commissions
  - paid by Websense.....................................  $           $         $
  - paid by selling stockholders.........................  $           $0        $
Proceeds, before expenses
  - to Websense..........................................  $           $         $
  - to selling stockholders..............................  $           $0        $


     We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $955,000. The offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

     We and the selling stockholders have agreed to indemnify the underwriters against liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of those liabilities.

     All of our stockholders, including the selling stockholders, all of our executive officers and directors have agreed, pursuant to lock-up agreements or market stand-off provisions to which they are subject, that they will not, offer, sell or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock owned by them during the 180-day period following the date of this prospectus. Chase Securities Inc. has the sole discretion to determine the timing and extent of any release from the lock-up agreements to which it is a party and may grant such release without providing any prior notice. We have agreed that we will not, without the prior written consent of Chase Securities Inc., offer, sell or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock during the 180-day period following the date of this prospectus, except that we may issue shares upon the exercise of options granted prior to the date of this prospectus and may grant additional options under our stock plans.

     At our request, the underwriters have reserved up to 200,000 shares of common stock to be sold in the offering and offered for sale, at the public offering price, to our customers and other persons with whom we have business relationships, and associates and family members of our officers and directors. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered to the general public on the same basis as other shares offered by this prospectus.

     Persons participating in this offering may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the common stock at levels above those that might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or the effecting of any purchase for the purpose of pegging, fixing or maintaining the price of the common stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the underwriters to reclaim a selling concession from a syndicate member in connection with the offering when shares of common stock sold by the syndicate member are purchased in syndicate covering transactions. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise. Stabilizing, if commenced, may be discontinued at any time.

     Before this offering, there was no public market for the common stock. The initial public offering price for the common stock will be determined by negotiations between ourselves, the selling stockholders and the representatives. Among the factors to be considered in determining the initial public offering price will be prevailing market and economic conditions, our revenues and earnings, market valuations of other companies engaged in activities similar to ours, estimates of our business potential and prospects, the present state of our business operations, our management and other factors deemed relevant.

     A prospectus in electronic format is being made available on an Internet Web site maintained by Wit SoundView's affiliate, Wit Capital Corporation. In addition, other dealers purchasing shares from Wit SoundView in this offering have agreed to make a prospectus in electronic format available on Web sites maintained by each of these dealers. Other than the prospectus in electronic format, the information on any Web site maintained by Wit SoundView or any of its affiliates is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by Websense or any underwriter in its capacity as underwriter and should not be relied upon by investors.

                                 LEGAL MATTERS

     The validity of the common stock offered in this offering will be passed upon for us by Brobeck, Phleger & Harrison LLP, San Diego, California. As of the date of this prospectus, members of that firm own 19,959 shares of our common stock. Legal matters will be passed upon for the underwriters by Gray Cary Ware & Freidenrich LLP, San Diego, California.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our financial statements at December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement on Form S-1 with the SEC for our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for the copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

     You can read our SEC filings, including the registration statement, over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and 7 World Trade Center, Thirteenth Floor, New York, New York 10048. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

                                 WEBSENSE, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Ernst & Young LLP, Independent Auditors...........  F-2
Balance Sheets as of December 31, 1998 and 1999.............  F-3
Statements of Operations for the years ended December 31,
  1997, 1998 and 1999.......................................  F-4
Statements of Stockholders' Equity (Deficit) for the years
  ended December 31, 1997, 1998 and 1999....................  F-5
Statements of Cash Flows for the years ended December 31,
  1997, 1998 and 1999.......................................  F-6
Notes to Financial Statements...............................  F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Websense, Inc.

     We have audited the accompanying balance sheets of Websense, Inc. (the "Company") as of December 31, 1998 and 1999 and the related statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Websense, Inc. at December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          ERNST & YOUNG LLP

San Diego, California
January 14, 2000

                                 WEBSENSE, INC.

                                 BALANCE SHEETS

                                                                                                PRO FORMA
                                                                  DECEMBER 31,                STOCKHOLDERS'
                                                           ---------------------------    EQUITY AT DECEMBER 31,
                                                              1998            1999                 1999
                                                           -----------    ------------    ----------------------
                                                                                               (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents..............................  $ 1,753,405    $ 10,734,601
  Accounts receivable, net of allowance for
    doubtful accounts of $27,154 at December 31,
    1998 and $252,880 at December 31, 1999...............    1,551,235       3,448,878
  Accounts receivable from a related party...............       39,158         126,772
  Other current assets...................................       57,461         328,990
                                                           -----------    ------------
         Total current assets............................    3,401,259      14,639,241
Property and equipment, net..............................      781,269       1,947,032
Deposits and other assets................................      172,400          87,256
Accrued offering costs...................................           --          82,574
                                                           -----------    ------------
Total Assets.............................................  $ 4,354,928    $ 16,756,103
                                                           ===========    ============
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable.......................................  $   328,406    $    566,972
  Accounts payable to a related party....................        8,575           6,327
  Accrued payroll and related benefits...................      308,728         894,457
  Other accrued expenses.................................      194,015         556,767
  Current portion of deferred revenue....................    2,755,964       6,888,562
  Long-term debt, current portion........................      182,359         503,795
                                                           -----------    ------------
         Total current liabilities.......................    3,778,047       9,416,880
Long-term debt, less current portion.....................      313,963         993,103
Deferred revenue, less current portion...................    1,480,378       4,703,960
Commitments
Stockholders' equity (deficit):
  Convertible preferred Series A -- par value $0.01;
    3,705,000 shares authorized at December 31, 1998 and
    1999, 3,703,704 shares issued and outstanding at
    December 31, 1998 and 1999, liquidation preference of
    $6,000,000 at December 31, 1998 and 1999. None
    outstanding pro forma................................       37,037          37,037         $         --
  Convertible preferred Series B -- par value $0.01; none
    and 3,333,340 shares authorized at December 31, 1998
    and 1999, respectively, none and 3,333,332 issued and
    outstanding at December 31, 1998 and 1999,
    respectively, liquidation preference of $0 and
    $9,999,996 at December 31, 1998 and 1999,
    respectively. None outstanding pro forma.............           --          33,333                   --
  Common stock -- par value of $0.01; 92,961,660 shares
    authorized, 7,000,000 and 8,357,662 shares issued and
    outstanding at December 31, 1998 and 1999,
    respectively, 15,394,698 shares outstanding pro
    forma................................................       70,000          83,577              153,947
  Additional paid in capital.............................    4,284,381      18,936,165           18,936,165
  Deferred compensation..................................           --      (2,585,372)          (2,585,372)
  Accumulated deficit....................................   (5,608,878)    (14,862,580)         (14,862,580)
                                                           -----------    ------------         ------------
Total stockholders' equity (deficit).....................   (1,217,460)      1,642,160         $  1,642,160
                                                           -----------    ------------         ============
Total liabilities and stockholders' equity (deficit).....  $ 4,354,928    $ 16,756,103
                                                           ===========    ============

See accompanying notes.

                                 WEBSENSE, INC.

                            STATEMENTS OF OPERATIONS

                                                              YEARS ENDED DECEMBER 31,
                                                      -----------------------------------------
                                                         1997           1998           1999
                                                      -----------    -----------    -----------
Revenues:
  Subscriptions.....................................  $   637,292    $ 2,503,057    $ 7,140,645
  Other products and services.......................    4,382,571      4,415,979      1,506,056
                                                      -----------    -----------    -----------
     Total revenues.................................    5,019,863      6,919,036      8,646,701
Cost of revenues:
  Subscriptions.....................................      217,697        736,471      1,083,932
  Other products and services.......................    3,213,667      3,723,098      1,190,346
                                                      -----------    -----------    -----------
     Total cost of revenues.........................    3,431,364      4,459,569      2,274,278
                                                      -----------    -----------    -----------
Gross margin........................................    1,588,499      2,459,467      6,372,423
Operating expenses:
  Selling and marketing (exclusive of $229,791
     reported below as amortization of stock-based
     compensation)..................................    1,720,564      4,597,274      6,311,131
  Research and development (exclusive of $255,962
     reported below as amortization of stock-based
     compensation)..................................      527,666      1,789,499      3,912,712
  General and administrative (exclusive of
     $1,335,885 reported below as amortization of
     stock-based compensation)......................      767,385      1,714,572      3,805,344
  Amortization of stock-based compensation..........           --             --      1,821,638
                                                      -----------    -----------    -----------
     Total operating expenses.......................    3,015,615      8,101,345     15,850,825
                                                      -----------    -----------    -----------
Loss from operations................................   (1,427,116)    (5,641,878)    (9,478,402)
Interest income (expense), net......................      (35,165)        33,000        224,700
                                                      -----------    -----------    -----------
  Net loss..........................................  $(1,462,281)   $(5,608,878)   $(9,253,702)
                                                      ===========    ===========    ===========
Historical net loss per share:
  Basic and diluted.................................  $     (0.21)   $     (0.80)   $     (1.25)
                                                      ===========    ===========    ===========
  Weighted average shares -- basic and diluted......    7,000,000      7,000,000      7,403,000
                                                      ===========    ===========    ===========
Pro forma net loss per share:
  Basic and diluted.................................                                $     (0.71)
                                                                                    ===========
  Weighted average shares -- basic and diluted......                                 12,979,000
                                                                                    ===========

See accompanying notes.

                                 WEBSENSE, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                CONVERTIBLE           CONVERTIBLE
                                                 PREFERRED             PREFERRED
                                                 SERIES A              SERIES B            COMMON STOCK
                                            -------------------   -------------------   -------------------     DEFERRED
                                             SHARES     AMOUNT     SHARES     AMOUNT     SHARES     AMOUNT    COMPENSATION
                                            ---------   -------   ---------   -------   ---------   -------   ------------
Balance at December 31, 1996..............         --   $    --          --   $    --   7,000,000   $70,000   $        --

  Distribution paid to shareholders.......         --        --          --        --          --        --            --

  Net loss................................         --        --          --        --          --        --            --
                                            ---------   -------   ---------   -------   ---------   -------   -----------
Balance at December 31, 1997..............         --        --          --        --   7,000,000    70,000            --

  Transfer of accumulated deficit to
    additional paid-in capital upon
    conversion from S corporation to C
    corporation...........................         --        --          --        --          --        --            --

  Preferred stock issued for cash, net of
    offering costs of $269,072............  3,703,704    37,037          --        --          --        --            --

  Net loss................................         --        --          --        --          --        --            --
                                            ---------   -------   ---------   -------   ---------   -------   -----------
Balance at December 31, 1998..............  3,703,704    37,037          --        --   7,000,000    70,000            --

  Preferred stock issued for cash, net of
    offering costs of $185,065............         --        --   3,333,332    33,333                                  --

  Issuance of common stock upon exercise
    of options............................         --        --          --        --   1,090,455    10,905            --

  Issuance of common stock upon exercise
    of warrant............................         --        --          --        --     250,000     2,500            --

  Issuance of warrant in connection with
    the termination of an exclusive
    distributor agreement.................         --        --          --        --          --        --            --

  Issuance of common stock for services...         --        --          --        --      17,207       172            --
  Issuance of common stock options for
    services..............................         --        --          --        --          --        --            --

  Deferred compensation...................         --        --          --        --                    --    (4,407,010)

  Amortization of deferred compensation...         --        --          --        --          --        --     1,821,638

  Net loss................................         --        --          --        --          --        --            --
                                            ---------   -------   ---------   -------   ---------   -------   -----------
Balance at December 31, 1999..............  3,703,704   $37,037   3,333,332   $33,333   8,357,662   $83,577   $(2,585,372)
                                            =========   =======   =========   =======   =========   =======   ===========


                                                                RETAINED
                                                                EARNINGS          TOTAL
                                              ADDITIONAL      (ACCUMULATED    STOCKHOLDERS'
                                            PAID-IN CAPITAL     DEFICIT)     EQUITY (DEFICIT)
                                            ---------------   ------------   ----------------
Balance at December 31, 1996..............    $   138,925     $    38,160      $   247,085
  Distribution paid to shareholders.......             --        (124,314)        (124,314)
  Net loss................................             --      (1,462,281)      (1,462,281)
                                              -----------     ------------     -----------
Balance at December 31, 1997..............        138,925      (1,548,435)      (1,339,510)
  Transfer of accumulated deficit to
    additional paid-in capital upon
    conversion from S corporation to C
    corporation...........................     (1,548,435)      1,548,435               --
  Preferred stock issued for cash, net of
    offering costs of $269,072............      5,693,891              --        5,730,928
  Net loss................................             --      (5,608,878)      (5,608,878)
                                              -----------     ------------     -----------
Balance at December 31, 1998..............      4,284,381      (5,608,878)      (1,217,460)
  Preferred stock issued for cash, net of
    offering costs of $185,065............      9,781,598              --        9,814,931
  Issuance of common stock upon exercise
    of options............................        349,223              --          360,128
  Issuance of common stock upon exercise
    of warrant............................             --              --            2,500
  Issuance of warrant in connection with
    the termination of an exclusive
    distributor agreement.................         37,500              --           37,500
  Issuance of common stock for services...         27,703              --           27,875
  Issuance of common stock options for
    services..............................         48,750              --           48,750
  Deferred compensation...................      4,407,010              --               --
  Amortization of deferred compensation...             --              --        1,821,638
  Net loss................................             --      (9,253,702)      (9,253,702)
                                              -----------     ------------     -----------
Balance at December 31, 1999..............    $18,936,165     $(14,862,580)    $ 1,642,160
                                              ===========     ============     ===========

See accompanying notes.

                                 WEBSENSE, INC.

                            STATEMENTS OF CASH FLOWS

                                                              YEARS ENDED DECEMBER 31,
                                                      -----------------------------------------
                                                         1997           1998           1999
                                                      -----------    -----------    -----------
OPERATING ACTIVITIES:
Net loss............................................  $(1,462,281)   $(5,608,878)   $(9,253,702)
Adjustments to reconcile net loss to cash used in
  operating activities:
  Depreciation......................................       77,154        350,835        601,030
  Issuance of common stock options and warrant for
     services.......................................           --             --        114,125
  Loss on disposal of fixed assets..................       29,979             --         21,330
  Deferred revenue..................................    1,053,985      3,105,109      7,356,180
  Provision for doubtful accounts...................       25,000         72,274        235,924
  Amortization of deferred compensation.............           --             --      1,821,638
  Changes in operating assets and liabilities:
     Accounts receivable............................     (697,329)      (570,481)    (2,213,137)
     Other current assets...........................        4,365         32,652       (271,529)
     Accounts payable...............................      371,749       (446,648)       236,318
     Accrued payroll and related benefits...........      225,305         41,767        585,729
     Other accrued expenses.........................      242,580        (49,899)       362,752
                                                      -----------    -----------    -----------
Cash used in operating activities...................     (129,493)    (3,073,269)      (403,342)

INVESTING ACTIVITIES:
Purchase of equipment...............................     (178,611)      (801,860)    (1,779,349)
Proceeds from sale of equipment.....................           --             --         16,050
Deposits............................................           --       (134,833)        85,144
                                                      -----------    -----------    -----------
Cash used in investing activities...................     (178,611)      (936,693)    (1,678,155)

FINANCING ACTIVITIES:
Repayments on notes payable.........................     (113,694)      (557,546)      (296,526)
Proceeds from issuance of note payable..............      589,592        467,111      1,264,234
Proceeds from issuance of Series B preferred
  stock.............................................           --             --      9,814,931
Proceeds from issuance of Series A preferred
  stock.............................................           --      5,730,928             --
Proceeds from exercise of stock options.............           --             --        360,128
Proceeds from exercise of warrant...................           --             --          2,500
Accrued offering costs..............................           --             --        (82,574)
Distributions paid to shareholders..................     (124,314)            --             --
                                                      -----------    -----------    -----------
Net cash provided by financing activities...........      351,584      5,640,493     11,062,693
                                                      -----------    -----------    -----------
Increase in cash and cash equivalents...............       43,480      1,630,531      8,981,196
Cash and cash equivalents at beginning of year......       79,394        122,874      1,753,405
                                                      -----------    -----------    -----------
Cash and cash equivalents at end of year............  $   122,874    $ 1,753,405    $10,734,601
                                                      ===========    ===========    ===========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid.......................................  $    31,109    $    30,126    $    66,839
                                                      ===========    ===========    ===========
Income taxes paid...................................  $       800    $       800    $    29,446
                                                      ===========    ===========    ===========

See accompanying notes.

                                 WEBSENSE, INC.

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1999

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS


     Websense, Inc. ("Websense" or the "Company") was founded in 1994 as NetPartners Internet Solutions, a reseller of computer network security solutions and related services. Today the Company provides employee Internet management products that enable businesses to monitor, report and manage how their employees use the Internet. The Company's Websense Enterprise solution supports an organization's efforts to improve employee productivity, conserve network bandwidth and mitigate potential legal liability.


USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PRO FORMA STOCKHOLDERS' EQUITY

     If an initial public offering contemplated by this Prospectus is consummated under the terms presently anticipated, all outstanding shares of convertible preferred stock at December 31, 1999 will automatically convert into 7,037,036 common shares. Unaudited pro forma stockholders' equity at December 31, 1999, adjusted for the conversion of the convertible preferred stock is disclosed in the accompanying balance sheet.

REVENUE RECOGNITION

     In January 1998, the Company adopted American Institute of Certified Public Accountants Statement of Position No. 97-2, Software Revenue Recognition (SOP 97-2). This statement provides guidance for recognizing revenue related to sales by software vendors. The adoption of SOP 97-2 did not have a significant impact on the Company's revenue recognition policies or practices.

     The Company sells Websense Enterprise on a subscription basis. A subscription agreement is generally 12, 24 or 36 months in duration and for a fixed number of users. Upon entering into the subscription agreement, the Company invoices customers. Generally, payment is due for the full term of the subscription within 30 days of invoicing. The Company recognizes revenue on a straight-line basis over the term of the subscription agreement. The Company records amounts billed to customers in excess of recognizable revenue as deferred revenue in the accompanying balance sheets.

     The Company also derives revenue from professional services and from resale of software and hardware. The Company recognizes revenue for these services and products upon their completion or delivery.

                                 WEBSENSE, INC.

                               DECEMBER 31, 1999

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

CONCENTRATION OF CREDIT RISK

     The Company sells its products to customers primarily in the United States, Canada, Europe and Asia. The Company maintains a reserve for potential credit losses and historically such losses have been within management's estimates.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives, which range from three to five years.

COMPUTER SOFTWARE COSTS

     In accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed, when significant the Company capitalizes costs incurred in the development of specific computer software products after establishment of technological feasibility and marketability. There have been no such costs capitalized to date as the costs incurred during the period between technological feasibility to general release have not been significant.

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1 "Accounting for Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). This standard requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage and amortize them over the software's estimated useful life. The Company adopted SOP 98-1 effective January 1, 1999 with no material effect on the financial statements.

ADVERTISING EXPENSES

     Advertising costs are expensed as incurred. Total advertising costs for the years ended December 31, 1997, 1998 and 1999 were $628,831, $1,481,063 and
$998,324, respectively.

STOCK-BASED COMPENSATION

     The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and related interpretations in accounting for its employee stock options because the alternative fair value accounting provided for under SFAS No. 123, Accounting for Stock-Based Compensation, requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, when the exercise price of the Company's employee stock options, is not less than the deemed fair value for the underlying stock on the date of grant, no compensation expense is recognized. At the time stock options were granted, the Company believed that the exercise price was at a price not less than the fair value of

                                 WEBSENSE, INC.

                               DECEMBER 31, 1999

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) the underlying common stock. In conjunction with the Company's initial public offering contemplated by this prospectus and other events which occurred in 1999, the Company reviewed its exercise prices and arrived at the deemed fair value for each option grant during 1999. With respect to the 2,891,000 options granted during 1999, the Company has recorded deferred compensation of $4,407,010 for the difference between the exercise price per share determined by the board of directors and the deemed fair value per share at the grant date. The approximate weighted-average exercise price per share and the approximate weighted-average deemed fair value per share for the 2,891,000 options was $0.89 and $2.42, respectively. Deferred stock compensation is recognized and amortized on an accelerated basis in accordance with Financial Accounting Standards Board Interpretation No. 28 over the vesting period of the related options, generally four years.

     Deferred compensation for options and warrants granted to non-employees has been determined at the grant date in accordance with SFAS No. 123 and EITF No. 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services, and has been recorded at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. Such deferred compensation is recognized over the period the related services are rendered.

COMPREHENSIVE INCOME

     The Company has adopted SFAS No. 130, Reporting Comprehensive Income, which requires that all components of comprehensive income, including net income, be reported in the financial statements in the period in which they are recognized. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Net income (loss) and other comprehensive income, including foreign currency translation adjustments, and unrealized gains and losses on investments, shall be reported, net of their related tax effect, to arrive at comprehensive income
(loss). Comprehensive income (loss) for the years ended December 31, 1997, 1998 and 1999 did not differ from reported net income (loss).

NET LOSS PER SHARE

     Websense computes net loss per share in accordance with SFAS No. 128, Earnings Per Share, and SEC Staff Accounting Bulletin (or SAB) No. 98. Under the provisions of SFAS No. 128, basic net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common and common equivalent shares outstanding during the period.

     Under the provisions of SAB No. 98, common shares issued for nominal consideration, if any, would be included in the per share calculations as if they were outstanding for all periods presented. No common shares have been issued for nominal consideration.

PRO FORMA NET LOSS PER SHARE

     Pro forma net loss per share has been computed as described above and also gives effect to common equivalent shares arising from preferred stock that will automatically convert upon the

                                 WEBSENSE, INC.

                               DECEMBER 31, 1999

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) closing of the initial public offering contemplated by this prospectus (using the as-if converted method as of January 1, 1999 or the date of issuance, if later).

     A reconciliation of shares used in the calculation of historical and pro forma basic and diluted net loss per share for the year ended December 31, 1999 is as follows:

Weighted average shares outstanding.........................   7,403,000
Adjustment to reflect the assumed conversion of outstanding
  preferred stock...........................................   5,576,000
                                                              ----------
Shares used in computing pro forma basic and diluted net
  loss per common share.....................................  12,979,000
                                                              ==========

     Dilutive securities include options, warrants, preferred stock as if converted and restricted stock subject to vesting. Potentially dilutive securities totaling 864,000, 3,392,000 and 4,908,000 for the years ended December 31, 1997, 1998 and 1999, respectively, were excluded from historical basic and diluted earnings per share because of their anti-dilutive effect.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments and hedging activities. The Statement will require the recognition of all derivatives on the Company's balance sheet at fair value. The Financing Accounting Standards Board has subsequently delayed implementation of the standard for the financial years beginning after June 15, 2000. The Company expects to adopt the new Statement effective January 1, 2001. The impact on the Company's financial statements is not expected to be material.

2. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                               ESTIMATED          DECEMBER 31,
                                                USEFUL      -------------------------
                                                 LIVES         1998          1999
                                               ---------    ----------    -----------
Computer hardware and software...............   3 years     $  964,110    $ 2,147,308
Office furniture and equipment...............   5 years        255,934        781,257
Vehicles and other equipment.................   5 years         45,506         60,036
                                                            ----------    -----------
                                                             1,265,550      2,988,601
Accumulated depreciation................................      (484,281)    (1,041,569)
                                                            ----------    -----------
                                                            $  781,269    $ 1,947,032
                                                            ==========    ===========

3. DEBT

     In June 1998, the Company entered into a loan and security agreement with Silicon Valley Bank for a $1,000,000 line of credit. Borrowings under the line accrue interest at the bank's floating prime rate plus 0.50% (9.00% at December 31, 1999). At December 31, 1999, $552,758 is outstanding, and the Company is required to make monthly payments of principal and interest through February 2002.

                                 WEBSENSE, INC.

                               DECEMBER 31, 1999

3. DEBT (CONTINUED)
     In May 1999, the Company established a line of credit with the same bank for working capital advances ("borrowings") and stand-by letters of credit up to $1,000,000. As of December 31, 1999, the Company had open letters of credit under the line of $496,465 leaving available $503,535 for additional letters of credit or borrowings. Borrowings accrue interest at the bank's floating prime rate plus .25% (8.75% at December 31, 1999). Any outstanding balances on the line mature in May 2000 and, at December 31, 1999, the Company had no borrowings outstanding against the line.

     In October 1999, the Company modified its May 1999 agreement to provide an additional $1,000,000 line of credit from the same bank to be used for equipment and furniture purchases through April 2000. In October 1999, the Company drew down $924,967 of the available line, which will be converted to a term note in April 2000. There are no compensating cash requirements and advances accrue interest at the bank's floating prime rate plus 1.0% (9.5% at December 31, 1999). Through December 31, 1999, the Company has made interest-only payments related to this note. Beginning in April 2000, the Company will be required to make monthly payments of principal and interest through April 2003. Principal maturities on the above notes are as follows for the years ended December 31:

2000.....................................................  $  503,795
2001.....................................................     561,445
2002.....................................................     328,884
2003.....................................................     102,774
                                                           ----------
                                                           $1,496,898
                                                           ==========


     All borrowings under the agreements with Silicon Valley Bank are cross-collateralized by substantially all of the Company's assets, and are subject to financial and restrictive covenants.


4. GEOGRAPHIC INFORMATION

     The following illustrates revenues attributed to customers located in the Company's country of domicile (the United States) and those attributed to foreign customers:

                                                                    YEARS ENDED
                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 1998          1999
                                                              ----------    ----------
United States...............................................  $6,398,581    $6,833,521
Europe......................................................     275,722     1,155,942
Asia/Pacific................................................     200,278       493,502
Latin America...............................................      44,455       163,736
                                                              ----------    ----------
                                                              $6,919,036    $8,646,701
                                                              ==========    ==========

     Revenues attributed to foreign customers were not significant for the year ended December 31, 1997.

                                 WEBSENSE, INC.

                               DECEMBER 31, 1999

5. DEFERRED REVENUE

     The Company records deferred revenue for contracts with terms greater than one year. The Company will recognize revenues related to contracts in existence as of December 31, 1999 as follows:

2000........................................................  $ 6,888,562
2001........................................................    2,993,561
2002........................................................    1,471,546
2003........................................................      175,090
2004........................................................       63,763
                                                              -----------
                                                              $11,592,522
                                                              ===========

6. LEASE COMMITMENTS

     The Company leases its facilities and certain equipment under non-cancellable operating leases, expiring at various dates through March 2002.

     Future minimum annual lease payments under non-cancellable operating leases at December 31, 1999 are as follows:

2000........................................................  $  662,256
2001........................................................     688,744
2002........................................................     471,248
2003........................................................          --
2004........................................................          --
                                                              ----------
                                                              $1,822,248
                                                              ==========

     Rent expense totaled $132,524, $516,265 and $689,750 for the years ended December 31, 1997, 1998 and 1999, respectively.

7. STOCKHOLDERS' EQUITY (DEFICIT)

     In May 1998, the Company reincorporated in Delaware which was accomplished through a merger of the existing California corporation into a new Delaware corporation. The ratio of exchange was one share of the California corporation to one share of the Delaware corporation. In October 1999, the Company increased the number of authorized shares to 100,000,000 consisting of 92,961,660 shares of common stock and 7,038,340 shares of preferred stock.

CONVERTIBLE PREFERRED STOCK

     In May 1998, the Company issued 3,703,704 shares of Series A convertible preferred stock at $1.62 per share for total consideration of $5,730,928, net of offering costs. In June and September of 1999, the Company completed a Series B convertible preferred stock offering. A total of 3,333,332 shares were issued at $3.00 per share, for net proceeds of $9,814,931.

     Holders of Series A and Series B convertible preferred shares are entitled to noncumulative cash dividends at a rate to be determined by the board of directors, if and when such dividends are declared by the board of directors. No dividends have been declared to date. The liquidation

                                 WEBSENSE, INC.

                               DECEMBER 31, 1999

7. STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED) preference for the Series A and Series B convertible preferred shares is $1.62 and $3.00 per share, respectively.

     At the option of the holder, the Series A and Series B preferred shares are convertible into common stock on a one-for-one basis, subject to adjustment for antidilution, and will automatically convert into common stock concurrent with the closing of an underwritten public offering of common stock under the Securities Act of 1933 in which the Company receives at least $20,000,000 in gross proceeds and the price per share is at least $6.00 (subject to adjustment for antidilution).

     The preferred stockholders have voting rights equal to the number of common shares they would own upon conversion.

     The Company reserved 7,037,036 shares of common stock for issuance upon conversion of Series A and Series B convertible preferred stock.

WARRANTS

     The Company issued a warrant to purchase 250,000 shares of common stock at $0.01 per share in conjunction with bridge note financing consummated in March 1998. The warrant was exercised in June 1999.

     In connection with the termination of an exclusive distributor agreement, the Company issued a warrant to a distributor to purchase up to 50,000 shares of common stock for $.05 per share in March 1999. The warrants are exercisable in whole or in part at any time prior to the earlier of the consummation of a public offering by the Company or March 2009. The Company has reserved 50,000 shares of common stock for issuance upon exercise of the warrant. The Company recorded expense of $37,500 related to this issuance based on the estimated fair value of the warrant. This distributor accounted for $170,914 and $417,870 of the Company's revenues for the years ended December 31, 1998 and 1999, respectively.

     In connection with the Series B convertible preferred stock offering, the Company issued a warrant to purchase 62,500 shares of common stock for $3.00 per share to financial consultants. The warrants are exercisable in whole or in part at any time and from time to time until their expiration in June 2004. The Company has reserved 62,500 shares of common stock for issuance upon exercise of the warrant.

STOCK OPTION PLAN

     In May 1998, the Board of Directors elected to replace the 1997 Stock Option/Stock Issuance plan with the 1998 Stock Option/Stock Issuance Plan (the "1998 Stock Plan") under which 4,600,000 shares of the Company's common stock are authorized for future issuance, and reserved for purchase upon exercise of options granted. The 1998 Stock Plan provides for the grant of incentive and non-statutory options and issuances of common stock to employees, directors and consultants.

     The exercise price of incentive stock options must equal at least the fair value on the date of grant and the exercise price of non-statutory stock options and the issuance price of common stock under the stock issuance program may be no less than 85% of the fair value on the date of grant or issuance. The options are exercisable for a period of up to ten years after the date of grant and

                                 WEBSENSE, INC.

                               DECEMBER 31, 1999

7. STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED) generally vest over four years. Unvested common shares obtained through early exercise of options are subject to repurchase by the Company at the original issue price.

     The following table summarizes stock option activity under the 1998 Stock Plan and related information through December 31, 1999:

                                                                       WEIGHTED AVERAGE
                                                          OPTIONS       EXERCISE PRICE
                                                         ----------    ----------------
Granted and outstanding January 1, 1996................          --            --
  Granted..............................................   1,381,000          $.20
  Exercised............................................     (11,666)         $.20
  Repurchased..........................................     (11,666)         $.20
  Cancelled............................................    (518,334)         $.20
                                                         ----------          ----
Balance at December 31, 1997...........................     839,334          $.20
  Granted..............................................     976,435          $.20
  Cancelled............................................    (124,334)         $.20
                                                         ----------          ----
Balance at December 31, 1998...........................   1,691,435          $.20
  Granted..............................................   3,060,500          $.91
  Exercised............................................  (1,090,455)         $.33
  Cancelled............................................    (499,929)         $.25
                                                         ----------          ----
Balance at December 31, 1999...........................   3,161,551          $.83
                                                         ==========          ====

     As of December 31, 1997, 1998 and 1999 there were 87,205, 561,473, and
331,326 options exercisable, respectively, at weighted average prices of $.20 per share. As of December 31, 1999 there were 172,919 shares subject to repurchase.

     The following table summarizes all options outstanding and exercisable by price range as of December 31, 1999:

                                                OPTIONS OUTSTANDING
                                    -------------------------------------------
                                                    WEIGHTED                          OPTIONS EXERCISABLE
                                                    AVERAGE                       ----------------------------
                                                   REMAINING        WEIGHTED                       WEIGHTED
                                      NUMBER      CONTRACTUAL       AVERAGE         NUMBER         AVERAGE
         EXERCISE PRICES            OUTSTANDING       LIFE       EXERCISE PRICE   OUTSTANDING   EXERCISE PRICE
         ---------------            -----------   ------------   --------------   -----------   --------------
$ .20 - $ .50.....................   2,143,551        8.84           $ .40          331,326          $.20
$ .75.............................     468,000        9.46           $ .75               --            --
$1.50 - $3.00.....................     496,000        9.75           $2.22               --            --
$6.00 - $7.00.....................      54,000        9.97           $6.09               --            --
                                     ---------                       -----          -------          ----
                                     3,161,551                       $0.83          331,326          $.20
                                     =========                       =====          =======          ====

     The Company has repurchased 11,666 shares exercised under the 1998 Stock Plan through December 31, 1999 and recognized $1,750 of related expense for the difference between the fair value and the price paid on the date repurchased.

     Pro forma information regarding net loss is required by SFAS 123 and has been determined as if the Company has accounted for its employee stock options and stock purchase plan under the

                                 WEBSENSE, INC.

                               DECEMBER 31, 1999

7. STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED) fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using the "Minimum Value" option pricing model with the following weighted-average assumptions for 1997, 1998 and 1999: risk-free interest rate of 6.0%; dividend yield of 0%; and a weighted average expected life of the options of five years. For purposes of pro forma disclosures, the estimated fair value of the options are amortized to expense over the vesting period. The Company's adjusted pro forma information is as follows:

                                                              YEARS ENDED DECEMBER 31,
                                                      -----------------------------------------
                                                         1997           1998           1999
                                                      -----------    -----------    -----------
Pro forma net loss..................................  $(1,466,399)   $(5,633,842)   $(9,467,044)
Pro forma basic and diluted net loss per share......  $      (.21)   $      (.80)   $     (1.28)

     The weighted average fair value of options granted during 1997, 1998 and 1999 was $.04, $.04 and $1.20 per share, respectively.

     The pro forma effect on net loss for 1997, 1998 and 1999 is not likely to be representative of the pro forma effect on reported net income or loss in future years because these amounts reflect less than four years of vesting.

SHARES RESERVED FOR FUTURE ISSUANCE

     The following shares of common stock are reserved for future issuance:

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1998         1999
                                                              ---------    ---------
Stock options:
  Granted and outstanding...................................  1,691,435    3,161,551
  Reserved for future grants................................    308,565      336,328
                                                              ---------    ---------
                                                              2,000,000    3,497,879
  Warrants..................................................    250,000      112,500
                                                              ---------    ---------
                                                              2,250,000    3,610,379
                                                              =========    =========

8. INCOME TAXES

     The Company changed its previous "S" corporation status to a "C" corporation as of January 1, 1998. With the change in status, the Company became responsible for income tax liabilities, if any. Previously, income taxes were the responsibility of the shareholders.

     At December 31, 1999, the Company has federal and California net operating loss carryforwards of approximately $5,183,000 and $2,818,000, respectively. The federal and California net operating loss carryforwards will begin to expire in 2018 and 2003, respectively, unless previously utilized. At December 31, 1999, the Company had federal and California research and development credit carryforwards of approximately $397,000 and $225,000, respectively, which will begin to expire in 2013 unless previously utilized.

     Pursuant to Sections 382 and 383 of the Internal Revenue Code, annual use of the Company's net operating loss and credit carryforwards may be limited in the event of a cumulative change in ownership of more than 50% occurs within a three year testing period.

                                 WEBSENSE, INC.

                               DECEMBER 31, 1999

8. INCOME TAXES (CONTINUED)
     The components of the Company's deferred tax assets as of December 31, 1998 and 1999 are shown below. A valuation allowance has been recognized to offset the deferred tax assets as realization of such assets is uncertain.

                                                                   DECEMBER 31,
                                                            --------------------------
                                                               1998           1999
                                                            -----------    -----------
Deferred tax assets:
Net operating loss carryforwards..........................  $   887,000    $ 1,976,000
Research tax credit carryforwards.........................      156,000        543,000
Capitalized research and development......................      368,000        576,000
Deferred revenue..........................................      640,000      2,786,000
Deferred compensation.....................................           --        352,000
Other.....................................................      758,000        272,000
                                                            -----------    -----------
  Total deferred tax assets...............................    2,809,000      6,505,000
Valuation allowance for deferred tax assets...............   (2,809,000)    (6,505,000)
                                                            -----------    -----------
  Net deferred tax assets.................................  $        --    $        --
                                                            ===========    ===========

9. EMPLOYEE RETIREMENT PLAN

     Effective May 1, 1997, the Company established a 401(k) defined contribution retirement plan (the "401(k) Plan") covering substantially all employees. The 401(k) Plan provides for voluntary employee contributions from 1% to 20% of annual compensation, as defined, and does not currently provide for matching contributions from the Company.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                4,000,000 SHARES

                                [WEBSENSE LOGO]

                                  COMMON STOCK

                             ----------------------

                                   PROSPECTUS
                             ----------------------

                                   CHASE H&Q
                                    SG COWEN
                                 WIT SOUNDVIEW
                             ----------------------

                                           , 2000

                             ----------------------

     YOU SHOULD RELY ONLY UPON INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.

     NO ACTION IS BEING TAKEN IN ANY JURISDICTION OUTSIDE THE UNITED STATES TO PERMIT A PUBLIC OFFERING OF OUR COMMON STOCK OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN THAT JURISDICTION. PERSONS WHO COME INTO POSSESSION OF THIS PROSPECTUS IN JURISDICTIONS OUTSIDE THE UNITED STATES ARE REQUIRED TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY RESTRICTIONS AS TO THIS OFFERING AND THE DISTRIBUTION OF THIS PROSPECTUS APPLICABLE TO THAT JURISDICTION.

     UNTIL             , 2000, ALL DEALERS THAT BUY, SELL OR TRADE IN OUR COMMON
STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts, payable by the Registrant in connection with the offer and sale of the common stock being registered. All amounts are estimates except the registration fee, the NASD filing fee and the Nasdaq National Market entry fee.


SEC Registration fee........................................  $ 19,431
NASD filing fee.............................................     6,940
Blue Sky fees and expenses (including legal fees)...........     5,000
Nasdaq National Market entry fee............................    95,000
Accounting fees and expenses................................   200,000
Other legal fees and expenses...............................   400,000
Transfer agent and registrar fee............................    10,850
Printing and engraving......................................   125,000
Miscellaneous...............................................    95,208
                                                              --------
          Total.............................................  $957,429
                                                              ========


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). As permitted by the Delaware General Corporation Law, the Registrant's Amended and Restated Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,
(iii) under section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases) or (iv) for any transaction from which the director derived an improper personal benefit. As permitted by the Delaware General Corporation Law, the Bylaws of the Registrant provide that (i) the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions, (ii) the Registrant may indemnify its other employees and agents as set forth in the Delaware General Corporation Law, (iii) the Registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions and (iv) the rights conferred in the Bylaws are not exclusive. At present, there is no pending litigation or proceeding involving a director, officer or employee of the Registrant regarding which indemnification is sought, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification. Reference is also made to Section 7 of the Underwriting Agreement, which provides for the indemnification of officers, directors and controlling persons of the Registrant against liabilities. In addition, intercompany agreements provide for the indemnification of officers, directors and controlling persons of the Registrant against liabilities. The indemnification provisions in the Registrant's Restated Certificate of Incorporation and in its Bylaws may be sufficiently broad to permit indemnification of the Registrant's directors and executive officers for liabilities arising under the Securities Act. The Registrant, with approval by the Registrant's Board of Directors, expects to obtain directors' and officers' liability insurance. Reference is made to the following documents filed as exhibits to this registration statement regarding relevant indemnification provisions described above and elsewhere herein:

                                                              EXHIBIT
                          DOCUMENT                            NUMBER
                          --------                            -------
Form of Underwriting Agreement..............................     1.1
Form of Restated Certificate of Incorporation of
  Registrant................................................     3.2
Form of Bylaws of Registrant................................     3.3
Form of Indemnification Agreement between Websense, Inc. and
  its directors.............................................   10.14
Form of Indemnification Agreement between Websense, Inc. and
  its officers..............................................   10.15

     The Company has entered into indemnification agreements with each of the Company's directors, a form of which is attached as an exhibit hereto and is incorporated herein by reference.

     The Registrant may obtain insurance for the protection of its directors and officers against any liability asserted against them in their official capacities. The rights of indemnification described above are not exclusive of any other rights of indemnification to which the persons indemnified may be entitled under any bylaw, agreement, vote of stockholders or directors or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Since December 31, 1996, we have issued unregistered securities to a limited number of persons as described below:

          (a) From December 23, 1997 through December 31, 1999, we sold an aggregate of 1,102,121 shares of our common stock at exercise prices ranging from $0.20 to $0.75 per share to employees, consultants, directors and other service providers pursuant to our 1998 Equity Incentive Plan.

          (b) On May 20, 1998, we sold 3,703,704 shares of Series A preferred stock at a price of $1.62 per share, to a group of private investors for an aggregate purchase price of $6,000,000. These investors were Edelson IV, L.P. and entities affiliated with Morgan Stanley Dean Witter Venture Partners.

          (c) On June 11, June 14, July 26 and September 20, 1999, we sold an aggregate of 3,333,332 shares of Series B preferred stock at a price of $3.00 per share to a group of private investors for an aggregate purchase price of $9,999,996. These investors were Edelson IV, L.P.; Crosspoint Venture Partners; entities affiliated with Morgan Stanley Dean Witter Venture Partners; entities affiliated with Nippon Investment & Finance Co., Ltd.; Alps System Integration Co., Ltd.; Forval Creative; and Brobeck & Phleger Harrison, LLP.

          (d) On April 15, 1999 we issued a warrant to purchase 50,000 shares of common stock to Alps System Integration Co., Ltd. On July 30, 1999 we issued warrants to purchase 62,500 shares of common stock to entities affiliated with Global Alliance, Ltd.

     For additional information concerning these equity investment transactions, reference is made to the information contained under the caption "Transactions with Related Parties" in the form of prospectus included herein. The sales of securities described in subsection (a) above were deemed to be exempt from registration in reliance on Rule 701 promulgated under Section 3(b) under the Securities Act as transactions pursuant to a compensatory benefit plan or a written contract relating to compensation. The sales of securities described in subsections (b), (c) and (d) above were deemed to be exempt from registration in reliance on Section 4(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving any public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about Websense or had access, through employment or other relationships, to such information.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     a. EXHIBITS


      1.1     Form of Underwriting Agreement.
      3.1     Amended and Restated Certificate of Incorporation, as
              amended.
      3.2     Form of Amended and Restated Certificate of Incorporation to
              be filed and become effective upon the closing of this
              offering.
      3.3     Bylaws.
      3.4     Form of Bylaws to become effective prior to effectiveness of this Registration Statement.
     *4.1     Specimen Stock Certificate of Websense, Inc.
      5.1     Opinion of Brobeck Phleger & Harrison, LLP.
     10.1     Amended and Restated Registration Rights Agreement dated
              June 9, 1999.
     10.2     Form of Subscription Agreement regarding Series B Preferred
              Stock.
     10.3     Warrant to Purchase Common Stock between Websense, Inc. and
              Alps System Integration Co., Ltd, dated April 15, 1999.
     10.4     Form of Warrant to Purchase Common Stock between Websense,
              Inc. and entities listed on Schedule A attached thereto,
              dated July 30, 1999.
     10.5     Employment Agreement by and between Websense, Inc. and John
              B. Carrington, dated May 10, 1999.
     10.6     Employment Agreement by and between Websense, Inc. and
              Douglas C. Wride, dated June 11, 1999.
     10.7     Lease Agreement between Websense, Inc. and Legacy-RECP
              Sorrento OPCO, LLC, dated June 21, 1999, as amended.
     10.8     1998 Equity Incentive Plan.
     10.9     Standard Terms and Conditions Relating to Incentive Stock
              Option Under the 1998 Equity Incentive Plan.
     10.10    2000 Stock Incentive Plan.
     10.11    2000 Stock Incentive Plan, Notice of Grant of Stock Option.
     10.12    2000 Stock Incentive Plan, Form of Incentive Stock Option
              Agreement.
    *10.13    2000 Employee Stock Purchase Plan.
     10.14    Form of Indemnification Agreement between Websense, Inc. and its directors.
     10.15    Form of Indemnification Agreement between Websense, Inc. and its officers.
    *23.1     Consent of Ernst & Young LLP, Independent Auditors.
     23.2     Consent of Brobeck Phleger & Harrison LLP (included in
              Exhibit 5.1).
     24.1     Power of Attorney (included on signature page).
     27.1     Financial Data Schedule.
     99.1     Business Representation Contract between Janet A. McVeigh,
              Philip G. Trubey and John C. Stiska, dated March 29, 1999.
     99.2     Consent of Saratoga Institute.


-------------------------

* Filed with this Amendment.


     b. FINANCIAL STATEMENT SCHEDULES

     Schedule II -- Valuation and Qualifying Accounts

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in

Item 14, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on March 23, 2000.


                                          WEBSENSE, INC.

                                          By:     /s/ DOUGLAS C. WRIDE
                                            ------------------------------------
                                                      Douglas C. Wride
                                                  Chief Financial Officer

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:


                  SIGNATURE                                   TITLE                         DATE
                  ---------                                   -----                         ----
*                                              Chairman of the Board, President        March 23, 2000
---------------------------------------------  and Chief Executive Officer
John B. Carrington                             (principal executive officer)

/s/ DOUGLAS C. WRIDE                           Chief Financial Officer (principal      March 23, 2000
---------------------------------------------  financial and accounting officer)
Douglas Wride

*                                              Director                                March 23, 2000
---------------------------------------------
Robert J. Loarie

*                                              Director                                March 23, 2000
---------------------------------------------
Bruce T. Coleman

*                                              Director                                March 23, 2000
---------------------------------------------
John C. Stiska

*                                              Director                                March 23, 2000
---------------------------------------------
Donald B. Milder

*                                              Director                                March 23, 2000
---------------------------------------------
Gary E. Sutton

*By: /s/ DOUGLAS C. WRIDE
--------------------------------------------
     Douglas Wride
     Attorney in fact

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                                 WEBSENSE, INC.

               A                          B                              C                           D                E
                                     BALANCE AT         CHARGED TO COSTS    CHARGED TO OTHER    DEDUCTION --    BALANCE AT END
          DESCRIPTION            BEGINNING OF PERIOD      AND EXPENSES          ACCOUNTS          DESCRIBE        OF PERIOD
          -----------            -------------------    ----------------    ----------------    ------------    --------------
YEAR ENDED DECEMBER 31, 1997
Reserves and allowances
  deducted from asset accounts:
  Allowance for doubtful
    accounts...................        $    --              $ 25,000             $   --           $    --          $ 25,000
YEAR ENDED DECEMBER 31, 1998
Reserves and allowances
  deducted from asset accounts:
  Allowance for doubtful
    accounts...................        $25,000              $ 72,274             $   --           $70,120(1)       $ 27,154
YEAR ENDED DECEMBER 31, 1999
Reserves and allowances
  deducted from asset accounts:
  Allowance for doubtful
    accounts...................        $27,154              $235,924             $   --           $10,198(1)       $252,880

-------------------------
(1) Uncollectible accounts written off, net of recoveries.

                                 EXHIBIT INDEX


EXHIBIT
  NO.                              DESCRIPTION
-------                            -----------
  1.1      Form of Underwriting Agreement.
  3.1      Amended and Restated Certificate of Incorporation, as
           amended.
  3.2      Form of Amended and Restated Certificate of Incorporation to
           be filed and become effective upon the closing of this
           offering.
  3.3      Bylaws.
  3.4      Form of Bylaws to become effective prior to effectiveness of this Registration Statement.
 *4.1      Specimen Stock Certificate of Websense, Inc.
  5.1      Opinion of Brobeck Phleger & Harrison, LLP.
 10.1      Amended and Restated Registration Rights Agreement dated
           June 9, 1999.
 10.2      Form of Subscription Agreement regarding Series B Preferred
           Stock.
 10.3      Warrant to Purchase Common Stock between Websense, Inc. and
           Alps System Integration Co., Ltd, dated April 15, 1999.
 10.4      Form of Warrant to Purchase Common Stock between Websense,
           Inc. and entities listed on Schedule A attached thereto,
           dated July 30, 1999.
 10.5      Employment Agreement by and between Websense, Inc. and John
           B. Carrington, dated May 10, 1999.
 10.6      Employment Agreement by and between Websense, Inc. and
           Douglas C. Wride, dated June 11, 1999.
 10.7      Lease Agreement between Websense, Inc. and Legacy-RECP
           Sorrento OPCO, LLC, dated June 21, 1999, as amended.
 10.8      1998 Equity Incentive Plan.
 10.9      Standard Terms and Conditions Relating to Incentive Stock
           Option Under the 1998 Equity Incentive Plan.
 10.10     2000 Stock Incentive Plan.
 10.11     2000 Stock Incentive Plan, Notice of Grant of Stock Option.
 10.12     2000 Stock Incentive Plan, Form of Incentive Stock Option
           Agreement.
*10.13     2000 Employee Stock Purchase Plan.
 10.14     Form of Indemnification Agreement between Websense, Inc. and its directors.
 10.15     Form of Indemnification Agreement between Websense, Inc. and its officers.
*23.1      Consent of Ernst & Young LLP, Independent Auditors.
 23.2      Consent of Brobeck Phleger & Harrison LLP (included in
           Exhibit 5.1).
 24.1      Power of Attorney (included on signature page).
 27.1      Financial Data Schedule.
 99.1      Business Representation Contract between Janet A. McVeigh,
           Philip G. Trubey and John C. Stiska, dated March 29, 1999.
 99.2      Consent of Saratoga Institute.


-------------------------
* Filed with this Amendment.